Exhibit 99.2

Management’s Discussion and Analysis

For the three and twelve months ended December 31, 2022

Suite 1188, 550 Burrard Street
Vancouver, British Columbia
V6C 2B5

Phone: (604) 687-4018
Fax: (604) 687-4026

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Management’s Discussion and Analysis
This Management’s Discussion and Analysis (“MD&A”) dated February 23, 2023 for Eldorado Gold Corporation contains information that management believes is relevant for an assessment and understanding of our consolidated financial position and the results of consolidated operations for the year ended December 31, 2022. The MD&A should be read in conjunction with the audited Consolidated Financial Statements for the years ended December 31, 2022 and 2021, which were prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board ("IASB").
Throughout this MD&A, Eldorado, Eldorado Gold, we, us, our and the Company means Eldorado Gold Corporation. This quarter means the fourth quarter of 2022.

Forward Looking Statements and Information
This MD&A contains forward-looking statements and information and should be read in conjunction with the risk factors described in the “Managing Risk” and “Forward-Looking Statements and Information” sections of this MD&A. Additional information including this MD&A, the audited annual consolidated financial statements for the years ended 2022 and 2021, our Annual Information Form for the year ended December 31, 2021 (our "AIF"), and press releases have been filed electronically through the System for Electronic Document Analysis and Retrieval ("SEDAR"), the Electronic Data Gathering, Analysis and Retrieval system ("EDGAR"), and are available online under the Eldorado profile at www.sedar.com, www.sec.gov/edgar and on the Company’s website (www.eldoradogold.com).

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this MD&A, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, working capital and cash flow from operations before changes in working capital. In the gold mining industry, these are common performance measures but may not be comparable to similar measures presented by other issuers. We believe that these measures, in addition to information prepared in accordance with IFRS, provides investors with useful information to assist in their evaluation of the Company’s performance and ability to generate cash flow from operations. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. For further information, refer to the “Non-IFRS and Other Financial Measures and Ratios” section of this MD&A.
The following additional abbreviations may be used throughout this MD&A: General and Administrative Expenses ("G&A"); Gold ("Au"); Ounces ("oz"); Grams per Tonne ("g/t"); Million Tonnes ("Mt"); Tonnes ("t"); Kilometre ("km"); Metres ("m"); Tonnes per Day ("tpd"); Kilo Tonnes per Annum ("ktpa"); Percentage ("%"); Cash Generating Unit ("CGU"); Life of Mine ("LOM"); New York Stock Exchange ("NYSE"); Toronto Stock Exchange ("TSX"); Net Present Value ("NPV"); Internal Rate of Return ("IRR"); and London Inter-Bank Offered Rate ("LIBOR").

Reporting Currency and Tabular Amounts
All amounts are presented in U.S. dollars ("$") unless otherwise stated. Unless otherwise specified, all tabular amounts are expressed in millions of U.S. dollars, except share, per share or per ounce amounts. Due to rounding, numbers presented throughout this MD&A may not add precisely to the totals provided.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
About Eldorado
Eldorado Gold is a Canadian gold and base metals producer with more than 30 years of experience in discovering, building and operating mines in Europe, Asia and the Americas. Dual-listed on the Toronto (TSX: ELD) and New York (NYSE: EGO) stock exchanges, we are focused on creating value for our stakeholders at each stage of the mining process.
Our operations are global and we have assets in Turkiye1, Canada, Greece and Romania. We operate four mines: Kisladag and Efemcukuru located in western Turkiye, Lamaque in Canada, and Olympias located in northern Greece. Kisladag, Efemcukuru and Lamaque are gold mines, while Olympias is a polymetallic operation. Olympias produces three concentrates bearing lead-silver, zinc and gold.
Complementing our producing portfolio is our advanced stage gold-copper development project, Skouries in northern Greece. We have in place an amended investment agreement (the "Amended Investment Agreement") with the Hellenic Republic that provides a mutually beneficial and modernized legal and financial framework that will allow for investment in the Skouries project and the Olympias mine.
Other development projects in our portfolio include Perama Hill, a wholly-owned gold-silver project in Greece, and Certej, an 80.5% owned gold project in Romania. In October 2022, we entered into an agreement to sell the Certej project. See additional discussion in the section - Development Projects.
We believe our operating mines and development projects provide excellent opportunities for reserve growth through near-mine exploration programs. We also conduct early-stage exploration programs with the goal of providing low-cost growth through discovery.
Our strategy is to focus on jurisdictions that offer the potential for long-term growth and access to high-quality assets. Fundamental to executing on this strategy is the strength of our in-country teams and stakeholder relationships. We have a highly skilled and dedicated workforce of over 4,600 people worldwide, with the majority of employees and management being nationals of the country of operation.
Through discovering and acquiring high-quality assets, safely developing and operating world-class mines, growing resources and reserves, responsibly managing impacts and building opportunities for local communities, we strive to deliver value to all our stakeholders.

1 In December 2021, Turkey began the move to change its internationally recognized name in English from Turkey to Turkiye. In June 2022, the United Nations announced it would recognize the new name. Eldorado is proud of its long history of strong relations with Turkiye and is pleased to adopt the new name.
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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Consolidated Financial and Operational Highlights
Summarized Annual Financial Results

	2022	2021	2020
Revenue	$872.0	$940.9	$1,026.7
Gold produced (oz)	453,916	475,850	528,874
Gold sold (oz)	452,953	472,307	526,406
Average realized gold price ($/oz sold) (2)	$1,787	$1,781	$1,783
Production costs	459.6	449.7	445.2
Cash operating costs ($/oz sold) (2,3)	788	626	560
Total cash costs ($/oz sold) (2,3)	878	715	649
All-in sustaining costs ($/oz sold) (2,3)	1,276	1,068	921
Net (loss) earnings for the period (1,4)	(353.8)	(136.0)	124.8
Net (loss) earnings per share – basic ($/share) (1,4)	(1.93)	(0.75)	0.73
Net (loss) earnings per share – diluted ($/share) (1,4)	(1.93)	(0.75)	0.71
Net (loss) earnings for the period continuing operations (1,4,6)	(49.2)	20.9	131.1
Net (loss) earnings per share continuing operations – basic ($/share) (1,4,6)	(0.27)	0.12	0.77
Net (loss) earnings per share continuing operations – diluted ($/share) (1,4,6)	(0.27)	0.11	0.75
Adjusted net earnings continuing operations (1,2,4,6)	10.1	129.5	194.3
Adjusted net earnings per share continuing operations - basic ($/share) (1,2,4,6)	0.05	0.72	1.14
Net cash generated from operating activities (5,6)	211.2	366.7	471.8
Cash flow from operating activities before changes in working capital (2,5,6)	239.5	376.5	438.5
Free cash flow (2,5,6)	(104.5)	63.3	268.7
Cash, cash equivalents and term deposits	314.7	481.3	511.0
Total assets	4,457.9	4,930.7	4,930.5
Debt	494.4	489.8	434.5
1.Attributable to shareholders of the Company.
2.These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
3.Revenues from silver, lead and zinc sales are off-set against cash operating costs.
4. 2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
5. 2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
6.Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Summarized Quarterly Financial Results

2022 Continuing Operations(1)	Q1	Q2	Q3	Q4	2022
Revenue	$194.7	$213.4	$217.7	$246.2	$872.0
Gold produced (oz)	93,209	113,462	118,792	128,453	453,916
Gold sold (oz)	94,472	107,631	118,388	132,462	452,953
Average realized gold price ($/oz sold) (2,3)	$1,889	$1,849	$1,688	$1,754	$1,787
Production costs	104.6	109.3	123.5	122.2	459.6
Cash operating cost ($/oz sold) (2,3)	835	788	803	741	788
Total cash cost ($/oz sold) (2,3)	941	879	892	818	878
All-in sustaining cost ($/oz sold) (2,3)	1,346	1,270	1,259	1,246	1,276
Net (loss) earnings (4,5,7)	(39.7)	(22.9)	(28.4)	41.9	(49.2)
Net (loss) earnings per share – basic ($/share) (4,5,7)	(0.22)	(0.12)	(0.15)	0.23	(0.27)
Adjusted net (loss) earnings (2,4,5,7)	(19.3)	13.6	(10.0)	25.8	10.1
Adjusted net (loss) earnings per share ($/share) (2,4,5,7)	(0.11)	0.07	(0.05)	0.14	0.05
Cash flow from operating activities	35.3	27.0	52.7	96.2	211.2
Cash flow from operating activities before changes in working capital (2)	49.4	49.2	55.8	85.2	239.5
Free cash flow (2)	(26.8)	(62.7)	(25.7)	10.7	(104.5)
Cash, cash equivalents and term deposits	434.7	370.0	306.4	314.7	314.7

2021 Continuing Operations(1)	Q1	Q2	Q3	Q4	2021
Revenue	$224.6	$233.2	$238.4	$244.6	$940.9
Gold produced (oz)	111,742	116,067	125,459	122,582	475,850
Gold sold (oz)	113,594	114,140	125,189	119,384	472,307
Average realized gold price ($/oz sold) (2,3)	$1,732	$1,840	$1,772	$1,780	$1,781
Production costs	108.6	112.8	110.2	118.2	449.7
Cash operating cost ($/oz sold) (2,3)	641	645	646	571	626
Total cash cost ($/oz sold) (2,3)	687	746	743	681	715
All-in sustaining cost ($/oz sold) (2,3)	986	1,073	1,133	1,076	1,068
Net earnings (loss) (4,5)	19.7	29.6	11.0	(39.4)	20.9
Net earnings (loss) per share – basic ($/share) (4,5)	0.11	0.16	0.06	(0.22)	0.12
Adjusted net earnings (2,4,5)	30.6	27.6	42.4	28.8	129.5
Adjusted net earnings per share ($/share) (2,4,5)	0.18	0.15	0.23	0.16	0.72
Cash flow from operating activities (6)	99.6	49.4	105.2	112.5	366.7
Cash flow from operating activities before changes in working capital (2,6)	82.4	76.9	99.7	117.5	376.5
Free cash flow (2,6)	33.9	(23.4)	29.8	23.0	63.3
Cash, cash equivalents and term deposits	533.8	410.7	439.3	481.3	481.3
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(3)By-product revenues are off-set against cash operating costs.
(4)Attributable to shareholders of the Company.
(5)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(6)Q1-Q2 2021 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(7)Q1-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag (Q1 2022: $1.0 million, Q2 2022: $3.2 million, Q3 2022: $5.1 million, YTD 2022: $9.2 million).

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Key Business and Financial Developments
Project Financing
On December 15, 2022, the Company announced that it has entered into a €680.4 million project financing facility ("Term Facility") for the development of the Skouries project. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes up to €200.0 million of funds from the Greek Recovery and Resilience Facility (the "RRF"). The Term Facility will also provide a €30.0 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project.
Although not expected to be necessary, the project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas Gold Single Member S.A. ("Hellas") in the same proportion as the Term Facility. The Term Facility is non-recourse to Eldorado and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.
The remaining 20% of project funding is expected to be fully covered by our existing cash and future cash flow from operations. This amount of Eldorado's investment undertaking for the Skouries project will be fully backstopped by a letter of credit from the Company's revolving credit facility. Drawdown on the Term Facility is subject to customary closing conditions. We expect such conditions to be satisfied and the initial drawdown is projected to occur in the first quarter of 2023.
In December 2022, the Board of Directors (the "Board") approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full-restart of construction at Skouries. See the additional discussion in the sections - Development Projects and Financial Condition and Liquidity sections of this MD&A.
Cost Increases
Throughout 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to the novel coronavirus ("COVID-19"). Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
Certain costs in Turkiye also increased in response to continued high consumer inflation rates, which reached 64% for the twelve-month period ended December 31, 2022. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by continued weakening of the Turkish Lira during 2022, decreasing to 18.7 Turkish Lira per U.S. dollar at December 31, 2022 from 13.0 Turkish Lira per U.S. dollar at December 31, 2021. Cost increases in Greece were also partly offset by weakening of the Euro during 2022 to 1.07 U.S. dollars per Euro at December 31, 2022 from 1.13 U.S. dollars per Euro at December 31, 2021.
Electricity prices increased in Greece following market changes in late 2021 and were exacerbated by natural gas supply concerns as a result of the Russia-Ukraine war. Although increases were partially mitigated by state subsidies introduced in 2022, effective average electricity prices rose 51% in 2022 from 2021, negatively impacting operating costs at Olympias. Electricity represented approximately 13% of direct operating costs at Olympias in 2022.
Cash operating costs were also negatively impacted during 2022 by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. The import charge has been effective since October 1, 2021. China was the primary destination of Olympias gold concentrate in 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. However, shipments to alternative markets commenced in mid-2022, thereby avoiding the 13% VAT import charge, and continue to be explored.
Q1 2022 Production Challenges
In January and February of 2022, our gold production was impacted by a number of challenges. These included: higher-than-anticipated absenteeism at all sites related to the surge of the COVID-19 Omicron variant; snowfall and prolonged freezing temperatures impacting ore conveyance and stacking at Kisladag; government-mandated power outages of approximately three days at Kisladag; and snowfall combined with power outages impacting production for approximately nine days at Olympias. Ore tonnes mined and gold grade returned to planned levels at most mines in March and underground mine development at Lamaque progressed in the latter part of the first quarter as

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 manpower increased. See the additional discussion in the section - Operations Update and Outlook section of this MD&A. These production challenges, combined with cost increases, contributed to a decrease in free cash flow in 2022 as compared to 2021. See the additional discussion in the section - Financial Condition and Liquidity of this MD&A.
Certej Project Impairment
In October 2022, we entered into an agreement to sell the Certej project, a non-core gold asset. During 2022, we we recorded an impairment of $394.7 million ($374.7 million net of deferred tax) as a result of the plan to sell the asset and completion of the agreement. The project has been presented as a disposal group held for sale and as a discontinued operation as at December 31, 2022. See the additional discussion in the section - Development Projects of this MD&A.
Investment in G Mining Ventures Corp. ("GMIN")
In July 2022, we completed the acquisition of 32.5 million common shares of GMIN for cash consideration of CDN $26.0 million ($20.0 million). Upon closing, we owned approximately 19.0% of GMIN common shares outstanding, continuing our interest in the Tocantinzinho gold project in Brazil. The second tranche of the GMIN private placement closed in September 2022, after which our ownership decreased to approximately 17.7% of GMIN common shares outstanding. Following the sale of the Tocantinzinho project to GMIN in October 2021, deferred cash consideration of $60 million will be paid subject to Tocantinzinho achieving commercial production, on the first anniversary of commercial production.
Sustainability
On May 31, 2022, we published our 2021 Sustainability Report, detailing our environmental, social and governance performance. The 2021 Sustainability Report is our 10th annual published report and has been produced in accordance with the requirements of the core Global Reporting Initiative, and serves as our Communication on Progress for the United Nations Global Compact in support of the Sustainable Development Goals.
On February 8, 2022, we published our inaugural Climate Change and Greenhouse Gas ("GHG") Emissions report and have set a target of mitigating GHG emissions by 30%, from 2020 levels, by 2030 on a ‘business as usual’ basis, which is equal to approximately 65,000 tonnes of carbon dioxide equivalent. The inaugural report supports our phased alignment with the recommendations of the Task Force on Climate-related Financial Disclosures and details our governance, strategy, risk management, metrics and targets around climate change risks and opportunities.
Labour Agreement Updates
In January 2022, we completed a two-year collective bargaining agreement with our labour union in Turkiye, which included an annual adjustment to labour rates in line with the annual consumer inflation rate. To support our workforce with rising costs of food and electricity, approximately one-half of the annual adjustment was provided in mid-2022, with the remaining provided in January 2023. In April 2022, we also completed a two-year collective bargaining agreement with our labour unions in Greece. The agreement incorporates technology and flexibility to support the achievement of productivity and efficiency targets.
Updated Lamaque Technical Study
On February 24, 2022, we announced the results of a technical study updating the current Lamaque operation, including updated economics on the Upper Triangle deposit (zones C1 through C5), as well as preliminary economic assessments on the inferred mineral resources on the Lower Triangle deposit (zones C6 through C10) and the Ormaque deposit. Highlights of the study using a gold price assumption of $1,500 per ounce include:
•NPV (5%) of $459 million for the Upper Triangle mineral reserves;
•NPV (5%) of $162 million for the Lower Triangle inferred mineral resources; and
•NPV (5%) of $197 million for the Ormaque inferred mineral resources.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Review of Financial and Operating Performance
Health and Safety
The Company’s lost-time injury frequency rate per million person-hours worked ("LTIFR") was 1.19 in 2022, an increase from the LTIFR of 0.88 in 2021. We continue to take proactive steps to improve workplace safety and to ensure a safe working environment for our employees and contractors.
Production, Sales and Revenue
In 2022, we produced 453,916 ounces of gold, a decrease of 5% from 2021 production of 475,850 ounces.
•Kisladag produced 135,801 ounces during the year, a decrease of 22% from 2021 production of 174,365 ounces. The decrease was primarily due to lower tonnes placed on the heap leach pad during the first half of 2022 and as a result of the production challenges in Q1 2022.
•Lamaque produced 174,097 ounces during the year, an increase of 14% from 2021 production of 153,201 ounces. The increase was primarily due to increased tonnes mined and processed.
•Efemcukuru produced 87,685 ounces during the year, a decrease of 5% from 2021 production of 92,707 ounces. The decrease is primarily a result of the planned decrease in average gold grade from 2021 that was partly offset by increased throughput.
•Olympias produced 56,333 ounces during the year, an increase of 1% from 2021 production of 55,577 ounces. The modest increase was primarily due to higher average grades, partially offset by lower mining rates.
Total 2022 gold production was slightly below the Company's guidance range of 460,000 – 490,000 ounces, with production below expectations at Olympias and Kisladag. Total Q4 2022 gold production was 128,453 ounces, an increase of 5% from Q4 2021 production of 122,582 ounces and an increase of 8% from Q3 2022 production of 118,792 ounces. The increase in the quarter primarily reflects an increase in production at Kisladag due to increased tonnes placed on the heap leach pad in Q3 2022 and due to Q4 2021 production at Kisladag being negatively impacted by the commissioning of the high-pressure grinding roll circuit ("HPGR").
Gold sales in 2022 totalled 452,953 ounces, a decrease of 4% from 472,307 ounces in 2021. The lower sales volume in 2022 compared with the prior year primarily reflected a decrease of 41,649 ounces sold at Kisladag due to the reduction of tonnes placed on the heap leach pad in the first half of 2022 compared to 2021. There was also a decrease of 3,974 ounces sold at Efemcukuru due largely to lower average gold grade, an increase of 22,016 ounces sold at Lamaque due to increased tonnes mined and processed, and an increase of 4,253 ounces sold at Olympias due to higher average gold grade. Gold sales were 132,462 ounces in Q4 2022, an increase of 11% from 119,384 ounces in Q4 2021, primarily due to increased production at Kisladag in the quarter.
The average realized gold price2 was $1,787 per ounce sold in 2022, a slight increase from $1,781 per ounce sold in 2021. The average gold price increased during the first quarter of 2022, declined during Q2 and Q3, then strengthened again in Q4 2022. The average realized gold price was $1,754 in Q4 2022 ($1,780 in Q4 2021).
Total revenue was $872.0 million in 2022, a decrease of 7% from total revenue of $940.9 million in 2021. The decrease was due primarily to lower sales volumes, partially offset by the higher average realized gold price. Total revenue was $246.2 million in Q4 2022, an increase of 1% from total revenue of $244.6 million in Q4 2021. The modest increase was due largely to higher sales volumes, partly offset by lower average realized gold prices.
Production Costs and Unit Cost Performance
Production costs of $459.6 million in 2022 increased from $449.7 million in 2021 and production costs of $122.2 million in Q4 2022 increased slightly from $118.2 million in Q4 2021. Increases in both periods were primarily due to substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag.
2 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Production costs include royalty expense which decreased slightly to $40.6 million in 2022 from $42.0 million in 2021, primarily reflecting lower sales volumes. Additionally, royalty expense in 2021 benefited from a $4.5 million reversal of expense following an amendment of retroactive gold royalty rates in Turkiye. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR:USD exchange rate. Royalty expense decreased to $10.2 million in Q4 2022 from $13.1 million in Q4 2021 as a result of lower average metal prices, and the closure of the Stratoni mine at the end of 2021.
Cash operating costs3 averaged $788 per ounce sold in 2022, an increase from $626 per ounce sold in 2021. In Q4 2022, cash operating costs averaged $741 per ounce sold, an increase from $571 per ounce sold in Q4 2021. The increase in 2022 was primarily due to lower production and increases in both periods were primarily due to price increases for certain commodities and consumables.
AISC per ounce sold3 increased to $1,276 in 2022 from $1,068 in 2021, and to $1,246 in Q4 2022 from $1,076 in Q4 2021. Increases in both periods primarily reflect the increase in cash operating costs per ounce sold and higher sustaining capital expenditures.
Other Expenses
Depreciation expense increased to $240.2 million in 2022 from $201.0 million in 2021 and to $66.1 million in Q4 2022 from $46.7 million in Q4 2021. A significant portion of property, plant and equipment depreciates on a unit-of-production basis over total estimated recoverable tonnes. Additional depreciation expense of $14.5 million in 2022, including $5.2 million in Q4 2022, was recorded upon review of the estimated remaining useful life of the existing heap leach pad and adsorption-desorption and recovery ("ADR") plant at Kisladag. In mid-2023, stacking at Kisladag is expected to transition to the North heap leach pad upon completion of the first phase of construction. Depreciation expense in both periods also includes an increase in depreciation on a per ounce basis primarily as a result of lower gold grades at Efemcukuru and in Q4 2022, at Lamaque.
Mine standby costs increased to $34.4 million in 2022 from $15.4 million in 2021 and increased to $4.1 million in Q4 2022 from $2.6 million in Q4 2021. Mine standby costs primarily related to Stratoni in 2022 as the mine and mill transitioned to care and maintenance during the year. Mine standby costs of $7.2 million were incurred at Stratoni in 2021 during a two-month shutdown to remediate ground support conditions following a fall of rock.
Write-downs of $32.5 million in 2022 included $19.8 million ($15.4 million net of deferred tax) relating to crushing and conveying equipment at Kisladag that was decommissioned as a result of the installation and commissioning of the HPGR circuit. Write-downs in Q4 2022 included $6.4 million ($5.2 million net of deferred tax) relating to the existing heap leach pad and ADR plant at Kisladag.
Foreign exchange gains decreased to $9.7 million in 2022 from $26.6 million in 2021, and included gains of $2.3 million recorded in Q4 2022 and $19.6 million recorded in Q4 2021, respectively. Gains in 2022 were primarily due to the weakening of the Turkish Lira, which resulted in downward revaluation of liabilities denominated in local currencies, including royalties for Kisladag and Efemcukuru that are paid annually. The foreign exchange gain in Q4 2021 reflected a significant weakening of the Turkish Lira in that quarter.
Finance costs decreased to $41.6 million in 2022 from $71.8 million in 2021. The decrease was primarily due to costs associated with the early redemption of senior secured notes recognized in Q3 2021, including a redemption premium of $21.4 million and the amortization of deferred finance costs of $9.7 million. Finance costs increased to $6.6 million in Q4 2022 from $5.0 million in Q4 2021 and included a $3.0 million non-cash gain recognized in the quarter on revaluation of a derivative related to redemption options in our debt.
Income tax expense from continuing operations decreased to $61.2 million in 2022 from $138.1 million in 2021 and included a recovery of $23.5 million in Q4 2022 (Q4 2021 $94.1 million expense).
Current tax expense decreased to $69.7 million in 2022 from $90.2 million in 2021 and to $10.4 million in Q4 2022 from $3.9 million in Q4 2021. Current tax expense related primarily to operations in Turkiye of which $54.9 million
3 These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

10

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 and $5.1 million was recognized in 2022 and Q4 2022, respectively. The decrease in 2022 reflected lower sales volumes and lower taxable unrealized foreign exchange gains, due to less significant weakening of the Turkish Lira during the year as compared to 2021. The decrease was also due to the substantial completion in 2022 of the heap leach improvements upon which an investment tax credit is available. The investment tax credit reduces the corporate tax rate and resulted in current tax savings of $10.0 million in 2022 and $3.8 million in Q4 2022, as compared to current tax savings of $47.4 million in 2021 and $8.7 million in Q4 2021. Current tax expense in 2022 also included $14.4 million of withholding tax on earnings repatriated from Turkiye and was reduced by tax exemptions associated with participating Turkish Lira deposits. These Turkish Lira deposits are protected against weakening of the Turkish Lira against the U.S. dollar and any resulting foreign exchange gains, retroactive to October 1, 2021, are exempt from tax. These exemptions reduced current tax by $10.7 million in 2022 and $0.4 million in Q4 2022, of which $4.1 million represented a credit for current tax expense in Q4 2021. Current tax expense also included Quebec mining duties for Lamaque of $14.8 million in 2022 and $5.3 million in Q4 2022, slightly lower than $15.3 million in 2021 and $6.9 million in Q4 2021.
Deferred income tax included recoveries of $8.5 million in 2022 and $33.9 million in Q4 2022 as compared to expense of $47.9 million in 2021 and $56.7 million in Q4 2021. Deferred income tax in both years included recoveries from changes in temporary differences, including for property, plant and equipment. In 2022 these were partly offset by deferred tax expense due to the weakening of local currencies in which income tax is determined, primarily the Turkish Lira and Euro. Currency movements resulted in deferred income tax expense of $35.9 million in 2022, including a recovery of $18.3 million in Q4 2022 as a result of the strengthening of the Euro in the quarter. In 2021, the significant weakening of the Turkish Lira in the second half of the year resulted in deferred tax expense of $54.6 million, including $41.4 million in Q4 2021. Deferred tax in 2022 also included a $14.5 million recovery on the recognition of certain Canadian tax losses and a $1.0 million recovery relating to the impact of tax rate changes on opening deferred tax balances in Turkiye in Q1 2022.
On January 22, 2022, a decrease in the corporate income tax rate in Turkiye was announced for certain qualifying corporations. As a result, the current effective corporate income tax rate for mining profits from our Turkish operations decreased to 22% from 23% for 2022 and will decrease to 19% from 20% for 2023 onwards.
Net Earnings (Loss) Attributable to Shareholders
We reported net loss attributable to shareholders from continuing operations of $49.2 million ($0.27 loss per share) in 2022, compared to net earnings of $20.9 million ($0.12 per share) in 2021 and net earnings of $41.9 million ($0.23 per share) in Q4 2022, compared to net loss of $39.4 million ($0.22 loss per share) in Q4 2021. The net loss in 2022 was primarily due to lower production and sales volumes, and higher operating costs, depreciation, mine standby costs and non-cash asset write-downs. Net earnings in Q4 2022 reflected higher sales volumes and an income tax recovery, compared to a significant income tax expense in Q4 2021.
Adjusted net earnings from continuing operations were $10.1 million ($0.05 per share) in 2022, compared to $129.5 million ($0.72 per share) in 2021. Adjusted net earnings in 2022 removes a $35.9 million loss on foreign exchange due to translation of deferred tax balances, $20.0 million write-downs of assets, $4.4 million loss on the non-cash revaluation of the derivative related to redemption options in our debt and a $1.0 million deferred tax recovery relating to the impact of tax rate changes in Turkiye. Adjusted net earnings were $25.8 million ($0.14 per share) in Q4 2022 and removes an $18.3 million gain on foreign exchange due to translation of deferred tax balances, a $5.2 million of write-down of assets and a $3.0 million gain on the non-cash revaluation of the derivative related to redemption options in our debt.
The Company's Romania segment has been presented as a discontinued operation following the October 2022 agreement to sell the Certej Project, a non-core gold asset. Loss from discontinued operations, net of tax and attributable to shareholders of $304.6 million in 2022 primarily reflected an impairment expense of $394.7 million ($374.7 million net of deferred tax) recognized in the year to reduce the fair value of the disposal group to $17.0 million. The impairment charge relates primarily to the mineral property asset and reflects the expected upfront cash consideration, less estimated costs of disposal.

11

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
2023 Outlook
Full year gold production of 475,000 – 515,000 ounces in 2023 (versus production of 453,916 ounces in 2022) is expected from Kisladag, Lamaque, Efemcukuru, and Olympias. At Olympias, payable production is also expected to include 1.7 million to 1.9 million ounces of silver, 15,000 to 18,000 tonnes of lead metal and 13,000 to 16,000 tonnes of zinc metal.
In 2023, we have lowered our expected production from Lamaque based on mine sequence optimization for Lower Triangle, cost inflation and a competitive labour landscape. We have also assumed slower ramp-up at Kisladag with the addition of an agglomeration drum in the first half of the year. We expect production in the second half of the year to be higher than in the first half following full commissioning of the agglomeration drum at Kisladag and reflecting some seasonality impacts at our operating sites.
We expect average cash operating costs to increase to $760 – 860 per ounce of gold sold in 2023 compared to $788 per ounce of gold sold in 2022. AISC is forecast to be $1,190 – 1,290 per ounce of gold sold in 2023. The higher costs are primarily due to ongoing inflationary pressures related to key consumables such as cyanide, electricity, diesel, explosives, and cement, as well as labour. At Kisladag and Efemcukuru, labour costs increased in January 2023 in line with commitments under our collective bargaining agreement and to support our workforce with rising costs of food and electricity. Labour costs are denominated in local currency and as the weakening of the Turkish Lira against the U.S. dollar has slowed in recent months, cost increases are not being offset by currency movements at present. We continue to monitor the impacts of cost inflation on our operations.
Planned sustaining capital expenditure of $116 million to $139 million in 2023 includes underground mine development, tailings facility construction, processing improvements, equipment overhauls and mobile equipment purchases. Growth capital expenditure in 2023 is expected to increase from 2022 levels, primarily related to the construction of Skouries. Planned projects at Kisladag include the continuation of the waste stripping campaign, the expansion of the North heap leach pad, construction of the North ADR plant, fine ore agglomeration and onsite building relocation efforts for continuing pit expansion. Other planned growth capital includes resource conversion drilling and mine development at Lamaque and Efemcukuru.

Production (oz)	2022A	2023E
Kisladag	135,801	160,000 – 170,000
Lamaque	174,097	170,000 – 180,000
Efemcukuru (1)	87,685	80,000 – 90,000
Olympias (1)	56,333	60,000 – 75,000
Total	453,916	475,000 – 515,000
Consolidated costs ($/oz sold) (2)	2022A	2023E
Cash Operating Costs - C1 ($/oz sold)	$788	$760 – 860
Total Cash Costs - C2 ($/oz sold)	$878	$860 – 960
AISC ($/oz sold)	$1,276	$1,190 – 1,290
Growth capital (2)	2022A	2023E
Skouries	$42	$240 – 260
Kisladag	$82	$110 – 120
Lamaque	$6	$37 – 42
Efemcukuru	$6	$4 – 8
Olympias	$6	$3 – 7
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

12

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Operations Update and Outlook
Gold Operations

	3 months ended December 31,		12 months ended December 31,
	2022	2021	2022	2021	2023 Outlook
Total
Ounces produced	128,453	122,582	453,916	475,850	475,000 – 515,000
Ounces sold	132,462	119,384	452,953	472,307	N/A
Production costs	$122.2	$118.2	$459.6	$449.7	N/A
Cash operating costs ($/oz sold) (1)	$741	$571	$788	$626	$760 – 860
All-in sustaining costs ($/oz sold) (1)	$1,246	$1,076	$1,276	$1,068	$1,190 – 1,290
Sustaining capital expenditures (1)	$36.9	$33.8	$126.5	$113.1	$114 – 139
Kisladag
Ounces produced	40,307	33,136	135,801	174,365	160,000 – 170,000
Ounces sold	39,833	33,269	134,213	175,862	N/A
Production costs	$32.2	$28.8	$120.1	$122.6	N/A
Cash operating costs ($/oz sold) (1)	$709	$737	$773	$583	$750 – 850
All-in sustaining costs ($/oz sold) (1)	$884	$977	$1,000	$797	N/A
Sustaining capital expenditures (1)	$3.0	$4.0	$14.7	$18.6	$14 – 19
Lamaque
Ounces produced	51,349	51,354	174,097	153,201	170,000 – 180,000
Ounces sold	51,244	50,257	173,409	151,393	N/A
Production costs	$29.2	$26.7	$116.7	$99.0	N/A
Cash operating costs ($/oz sold) (1)	$541	$482	$642	$616	$670 – 770
All-in sustaining costs ($/oz sold) (1)	$925	$815	$1,036	$1,017	N/A
Sustaining capital expenditures (1)	$18.1	$13.4	$62.8	$47.3	$60 – 70
Efemcukuru
Ounces produced	21,362	22,631	87,685	92,707	80,000 – 90,000
Ounces sold	21,486	21,797	88,784	92,758	N/A
Production costs	$17.9	$18.1	$73.1	$67.2	N/A
Cash operating costs ($/oz sold) (1)	$738	$606	$701	$551	$790 – 890
All-in sustaining costs ($/oz sold) (1)	$1,138	$1,104	$1,091	$901	N/A
Sustaining capital expenditures (1)	$5.3	$6.4	$18.8	$18.0	$10 – 15
Olympias
Ounces produced	15,435	15,461	56,333	55,577	60,000 – 75,000
Ounces sold	19,899	14,061	56,547	52,294	N/A
Production costs	$42.9	$28.1	$149.5	$113.4	N/A
Cash operating costs ($/oz sold) (1)	$1,325	$441	$1,409	$930	$980 – 1,080
All-in sustaining costs ($/oz sold) (1)	$1,998	$1,467	$2,155	$1,715	N/A
Sustaining capital expenditures (1)	$10.5	$10.1	$30.3	$29.1	$30 – 35

(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

13

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Kisladag

	3 months ended December 31,		12 months ended December 31,
Operating Data	2022	2021	2022	2021
Tonnes placed on pad	3,248,748	1,520,811	11,287,923	11,273,772
Head grade (g/t Au)	0.82	0.66	0.74	0.75
Gold ounces produced	40,307	33,136	135,801	174,365
Gold ounces sold	39,833	33,269	134,213	175,862
Average realized price ($/oz sold) (1)	$1,738	$1,796	$1,792	$1,798
Cash operating costs ($/oz sold) (1)	$709	$737	$773	$583
All-in sustaining costs ($/oz sold) (1)	$884	$977	$1,000	$797
Financial Data
Revenue	$69.9	$60.4	$243.3	$319.3
Production costs	32.2	28.8	120.1	122.6
Depreciation and depletion	21.9	11.2	72.6	49.1
Earnings from mine operations	15.9	20.4	50.6	147.6
Growth capital expenditures (1)	21.2	19.0	82.5	89.9
Sustaining capital expenditures (1)	3.0	4.0	14.7	18.6
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.

Kisladag produced 135,801 ounces of gold in 2022, a 22% decrease from 174,365 ounces in 2021. Gold production of 40,307 ounces in the quarter increased 22% from 33,136 ounces in Q4 2021 and benefited from increased tonnes placed on the heap leach pad in Q3 2022, following reduced productivity in early 2022 as a result of snowfall, prolonged freezing temperatures, impacts from the startup of belt agglomeration and COVID-19 related absenteeism. Gold production during 2022 decreased 22% from 2021 due to debottlenecking of the belt agglomeration circuit, reducing stacking capacity. In Q4 2022, eight larger, higher-capacity conveyors were installed, which has improved material handling capacity and belt agglomeration. The HPGR is performing to plan with recovery rates as expected. Average grade declined slightly in 2022 to 0.74 grams per tonne, as compared to an average grade of 0.75 grams per tonne in 2021.
Revenue decreased to $243.3 million in 2022 from $319.3 million in 2021, primarily reflecting lower sales in the year. In the quarter, higher sales primarily contributed to an increase in revenue to $69.9 million from $60.4 million in Q4 2021.
Production costs decreased to $120.1 million in 2022 from $122.6 million in 2021 primarily due to a reduction in consumables used in line with lower production and efficiencies from the HPGR circuit during the year. In the quarter, production costs increased to $32.2 million from $28.8 million in Q4 2021 as a result of higher production. Production costs in 2022 were negatively impacted by price increases in labour, reagents, electricity, and fuel, some of which were partly offset by the weakening of the Turkish Lira.
Depreciation expense increased significantly to $72.6 million in 2022 from $49.1 million in 2021 and to $21.9 million in the quarter from $11.2 million in Q4 2021. Additional depreciation expense of $14.5 million in 2022, including $5.2 million in Q4 2022, was recorded upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant. To a lesser extent, the increase in depreciation expense in 2022 was also due to lower average grade in the first half of the year.
Cash operating costs per ounce sold increased to $773 in 2022 from $583 in 2021 primarily due to lower production during the year. In the quarter, higher production resulted in a decrease in cash operating costs per ounce sold to $709 from $737 in Q4 2021.
AISC per ounce sold increased to $1,000 in 2022 from $797 in 2021 primarily due to higher cash operating costs per ounce sold, partly offset by lower sustaining capital expenditure. In the quarter, AISC per ounce sold decreased

14

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 to $884 from $977 in Q4 2021 primarily due to higher production combined with slightly lower sustaining capital expenditure.
Sustaining capital expenditure of $14.7 million in 2022, including $3.0 million in Q4 2022, primarily related to equipment rebuilds, and processing and infrastructure improvements. Growth capital expenditures of $82.5 million in 2022, including $21.2 million in Q4 2022, primarily included waste stripping to support the mine life extension, construction of the first phase of the North heap leach pad and stacking and agglomeration enhancements.
In conjunction with the North heap leach pad, we are installing a fine-ore agglomeration drum, expected to be commissioned in the first half of 2023, which is expected to improve the quality, consistency and permeability of the stacked ore through the agglomeration process. With this investment, stacking is expected to continue on the existing heap leach pad until mid-2023, at which time stacking is expected to commence on the North heap leach pad.

15

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Lamaque

	3 months ended December 31,		12 months ended December 31,
Operating Data	2022	2021	2022	2021
Tonnes milled	221,232	178,195	833,297	749,715
Head grade (g/t Au)	7.41	9.16	6.65	6.54
Average recovery rate	97.5%	97.8%	97.7%	97.0%
Gold ounces produced	51,349	51,354	174,097	153,201
Gold ounces sold	51,244	50,257	173,409	151,393
Average realized gold price ($/oz sold) (1)	$1,748	$1,802	$1,797	$1,795
Cash operating costs ($/oz sold) (1)	$541	$482	$642	$616
All-in sustaining costs ($/oz sold) (1)	$925	$815	$1,036	$1,017
Financial Data
Revenue	$90.0	$91.1	$313.0	$273.4
Production costs	29.2	26.7	116.7	99.0
Depreciation and depletion	20.2	14.2	72.0	60.6
Earnings from mine operations	40.5	50.2	124.3	113.7
Growth capital expenditures (1)	1.8	4.0	6.0	30.1
Sustaining capital expenditures (1)	18.1	13.4	62.8	47.3
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Lamaque produced 174,097 ounces of gold in 2022, a 14% increase from 153,201 ounces in 2021 and a result of an 11% increase in throughput in the year despite challenges with COVID-19 related absenteeism in mid-2022. Gold production of 51,349 ounces in the quarter was comparable to 51,354 ounces in Q4 2021 and reflected strong throughput, which offset planned lower grade. Average grade of 7.41 grams per tonne in the quarter resulted from mining higher-grade stopes as compared to previous quarters in 2022. Average grade of 6.65 grams per tonne in 2022 slightly exceeded 6.54 grams per tonne in 2021.
Revenue increased to $313.0 million in 2022 from $273.4 million in 2021 primarily reflecting higher sales in the year. In the quarter, a lower average realized gold price resulted in a slight decrease in revenue to $90.0 million from $91.1 million in Q4 2021.
Production costs increased to $116.7 million in 2022 from $99.0 million in 2021, primarily due to higher throughput. Cash operating costs per ounce sold increased to $642 in 2022 from $616 in 2021 and to $541 in Q4 2022 from $482 in Q4 2021 primarily due to cost increases in labour and consumables, which were partly offset by higher production, and cost savings from a weaker Canadian dollar. In 2022, ore began to be transported from the Triangle underground mine to the Sigma mill using the underground decline, avoiding public roads. The significantly shorter hauling distance and reduced rehandling resulted in cost savings of approximately $4 per tonne transported.
AISC per ounce sold increased to $1,036 in 2022 from $1,017 in 2021 and to $925 in Q4 2022 from $815 in Q4 2021 with increases in both periods reflecting higher cash operating costs per ounce sold and higher sustaining capital expenditure.
Sustaining capital expenditures of $62.8 million in 2022, including $18.1 million in Q4 2022, primarily related to underground development and expansion of the tailings management facility. Growth capital expenditure totalled $6.0 million in 2022, including $1.8 million in Q4 2022, and is primarily related to construction of underground infrastructure.

16

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Efemcukuru

	3 months ended December 31,		12 months ended December 31,
Operating Data	2022	2021	2022	2021
Tonnes milled	136,840	134,158	544,450	528,212
Head grade (g/t Au)	5.63	6.31	5.82	6.51
Average recovery rate (to concentrate)	93.6%	92.3%	93.6%	93.6%
Gold ounces produced (1)	21,362	22,631	87,685	92,707
Gold ounces sold	21,486	21,797	88,784	92,758
Average realized gold price	$1,815	$1,815	$1,774	$1,779
Cash operating costs ($/oz sold) (2)	$738	$606	$701	$551
All-in sustaining costs ($/oz sold) (2)	$1,138	$1,104	$1,091	$901
Financial Data
Revenue	$38.4	$40.0	$155.3	$166.7
Production costs	17.9	18.1	73.1	67.2
Depreciation and depletion	10.5	10.2	43.5	42.6
Earnings from mining operations (2)	10.0	11.7	38.7	56.9
Growth capital expenditure	1.4	—	5.8	—
Sustaining capital expenditures (2)	5.3	6.4	18.8	18.0
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Efemcukuru produced 87,685 payable ounces of gold in 2022, a 5% decrease from 92,707 payable ounces in 2021. Gold production of 21,362 payable ounces in the quarter was 6% lower than 22,631 payable ounces in Q4 2021. Decreases in both periods reflect planned lower average grade, partly offset by higher throughput.
Revenue decreased to $155.3 million in 2022 from $166.7 million in 2021 and to $38.4 million in Q4 2022 from $40.0 million in Q4 2021. Decreases in both periods were primarily due to lower sales volumes.
Production costs increased to $73.1 million in 2022 from $67.2 million in 2021 primarily due to increased tonnes processed, combined with cost increases in electricity and consumables. Production costs decreased slightly to $17.9 million in Q4 2022 from $18.1 million in Q4 2021. Cost increases combined with lower average grade resulted in an increase in cash operating costs per ounce sold to $701 in 2022, from $551 in 2021 and to $738 in Q4 2022 from $606 in Q4 2021. AISC per ounce sold increased to $1,091 in 2022 from $901 in 2021 and to $1,138 in Q4 2022 from $1,104 in Q4 2021, primarily reflecting higher cash operating costs per ounce sold.
Sustaining capital expenditure of $18.8 million in 2022, including $5.3 million in Q4 2022, related primarily to underground development and equipment rebuilds. Growth capital expenditure included resource conversion drilling at Kokarpinar and Bati.

17

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Olympias

	3 months ended December 31,		12 months ended December 31,
Operating Data	2022	2021	2022	2021
Tonnes milled	101,430	91,112	395,711	405,793
Head grade (g/t gold)	8.59	8.96	8.00	7.33
Head grade (g/t silver)	109.50	111.69	105.22	92.68
Head grade (% lead)	3.4%	3.4%	3.3%	2.9%
Head grade (% zinc)	3.9%	4.4%	3.8%	3.8%
Gold average recovery rate (to concentrate)	81.5%	83.2%	82.3%	85.8%
Silver average recovery rate (to concentrate)	78.5%	82.7%	81.4%	81.8%
Lead average recovery rate (to concentrate)	79.1%	82.9%	82.1%	83.7%
Zinc average recovery rate (to concentrate)	79.7%	82.5%	81.2%	84.4%
Gold ounces produced (1)	15,435	15,461	56,333	55,577
Gold ounces sold	19,899	14,061	56,547	52,294
Silver ounces produced (1)	273,483	257,808	1,056,792	941,398
Silver ounces sold	205,612	119,712	1,074,225	848,644
Lead tonnes produced (1)	2,594	2,450	10,100	9,186
Lead tonnes sold	1,944	1,139	10,402	8,193
Zinc tonnes produced (1)	2,700	2,791	10,502	11,034
Zinc tonnes sold	2,791	4,379	11,638	10,277
Average realized gold price ($/oz sold)	$1,735	$1,611	$1,771	$1,686
Cash operating costs ($/oz sold) (2)	$1,325	$441	$1,409	$930
All-in sustaining costs ($/oz sold) (2)	$1,998	$1,467	$2,155	$1,715
Financial Data
Revenue	$47.9	$40.9	$159.9	$143.9
Production costs	42.9	28.1	149.5	113.4
Depreciation and depletion	13.1	10.0	50.0	45.6
Earnings (loss) from mining operations (2)	(8.0)	2.8	(39.6)	(15.1)
Growth capital expenditures (2)	1.5	1.3	5.8	5.3
Sustaining capital expenditures (2)	10.5	10.1	30.3	29.1
(1)Payable metal produced.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
Olympias produced 56,333 ounces of gold in 2022, a 1% increase from 55,577 ounces in 2021 and reflecting higher average gold grade in the year. Throughput in 2022 was 2% lower than in 2021 as a result of lower mining rates, combined with the negative impacts of weather-related power outages and COVID-19 related absenteeism in early 2022. We continue to implement operating initiatives designed to improve productivity.
Gold production of 15,435 ounces in Q4 2022 decreased slightly from 15,461 in Q4 2021 as a result of 11% higher throughput in the quarter, offsetting lower average gold grade. Lead and silver production increased slightly in the quarter compared to Q4 2021, primarily reflecting higher throughput, and zinc production decreased slightly in the quarter, primarily reflecting lower average grade and recovery rate compared to Q4 2021.
Revenue increased to $159.9 million in 2022 from $143.9 million in 2021 primarily due to higher sales volumes and a higher average realized gold price. Revenue also increased to $47.9 million in Q4 2022 from $40.9 million in Q4 2021 due to lower ending concentrate inventories. From October 1, 2021, revenue was impacted by the 13% VAT import charge levied on customers importing Olympias gold concentrate into China. When levied, this import charge

18

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2021 reduces revenue by a corresponding amount. China was the primary destination of Olympias gold concentrate in 2022 as planned shipments to Russia were halted earlier in the year as a result of sanctions imposed on Russia due to the Russia-Ukraine war. However, shipments to alternative markets commenced in mid-2022, reducing import charges and increasing revenue from shipments in Q4 2022. Approximately 60% of shipments in Q4 2022 were not subject to the 13% import VAT.
Production costs increased to $149.5 million in 2022 from $113.4 million in 2021 and to $42.9 million in Q4 2022 from $28.1 million in Q4 2021. Increases in both periods reflect higher volumes of concentrate sold, combined with price increases in electricity, fuel, and other consumables. Average electricity prices rose 51% in 2022 from 2021, negatively impacting operating costs at Olympias. The significant increase was due to market changes introduced in late 2021, followed by escalating market prices in 2022 exacerbated by supply concerns. Price increases in 2022 were partly mitigated by state subsidies that reduced the effective average price. Some lowering of market prices in Q4 2022 resulted in a 9% reduction of average prices in the quarter from Q3 2022 levels.
Cash operating costs per ounce sold increased to $1,409 in 2022 from $930 in 2021, primarily as a result of cost inflation and increased shipments to China which incurred the 13% VAT import charge, which is included in cash operating costs. Cash operating costs per ounce sold increased to $1,325 in Q4 2022 from $441 in Q4 2021 primarily due to the timing of silver and base metal sales, which reduce cash operating costs as by-product credits. Cash operating costs per ounce sold in Q4 2021 benefited from bulk shipments of zinc, combined with higher base metal prices. AISC per ounce sold increased to $2,155 in 2022 from $1,715 in 2021 and to $1,998 in Q4 2022 from $1,467 in Q4 2021 primarily due to the increase in cash operating costs per ounce sold.
Sustaining capital expenditure increased slightly to $30.3 million in 2022 from $29.1 million in 2021 and to $10.5 million in Q4 2022 from $10.1 million in Q4 2021. Spending in both periods primarily included underground development, tailings facility construction and underground infrastructure improvements. Growth capital expenditure in 2022 and 2021 primarily related to underground development.

19

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Development Projects
Skouries Project – Greece
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021 we published the results of the Skouries Project Feasibility Study with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project is expected to provide an after-tax IRR of 19% and a NPV (5%) of $1.3 billion4 with capital costs to complete the project estimated at $845 million.
On December 15, 2022, the Company announced that it has entered into a €680.4 million Term Facility for the development of the Skouries project. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes up to €200.0 million of funds from the RRF. The Term Facility is non-recourse to Eldorado and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.
The remaining 20% of project funding is expected to be fully covered by our existing cash and future cash flow from operations. This amount of Eldorado's investment undertaking for the Skouries project will be fully backstopped by a letter of credit from the Company's revolving credit facility. Drawdown on the Term Facility is subject to customary closing conditions. We expect such conditions to be satisfied and the initial drawdown is projected to occur in the first quarter of 2023. See the additional discussion in the section - Financial Condition and Liquidity section of this MD&A.
In December 2022, the Board approved, conditional upon the initial drawdown of the Term Facility, the investment decision and full-restart of construction at Skouries. The project is significantly advanced and following a re-start of full construction, project completion is expected in approximately 2.5 to 3 years. To support site mobilization, we are well-positioned to access a ready pool of labour in the local area for construction of the project.
Project activity in 2022 was focused on steel erection and enclosure of the processing facilities, which is now largely complete, as well as execution readiness and critical path activities. Activities in early 2023 have been focused on mobilizing key personnel.
In July 2022, we announced that as a bridge to the completion of a financing package, we had allocated additional capital to the Skouries project in 2022. Capital expenditures totalled $42.3 million in 2022, including $15.7 million in Q4 2022. In Q2 2022, a purchase order was executed for the dry stack tailings filter press, with the total commitment of $17 million in line with the feasibility study estimate.
In March 2022, we filed an updated Technical Report for the Skouries Project, dated January 22, 2022, which was prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").
Olympias Expansion – Greece
Optimization is underway of the 2019 plan for expansion of the processing facility to 650 ktpa and improvements to the Stratoni port as set forth in our Technical Report for the Olympias Mine dated December 31, 2019 and prepared in accordance with the requirements of NI 43-101.
These processing expansions are aligned with the development of the Flats Zone within the mine, which provides an underground production environment more amenable to higher mining rates. We submitted a modification to the Kassandra Mines Environmental Impact Assessment in December 2021 as planned, which will cover the expansion. Approval of this modification is anticipated in 2023.
Under the Amended Investment Agreement, Eldorado is also committed to providing the Hellenic state with an updated proposal for refractory ore processing in 2023; this being a strategic opportunity to generate value from the complex poly-metallic deposits which reside in our portfolio.

4 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

20

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Perama Hill – Greece
Perama Hill is an epithermal gold-silver deposit located in the Thrace region of northern Greece. If developed, the project will operate as a small open pit mine that uses a conventional carbon in leach circuit for gold recovery. Project optimization and studies are ongoing to prepare permitting documentation.
Certej Project – Romania
The Certej mining concession was extended in January 2020 for an additional five years. In October 2022, we entered into a share purchase agreement to sell the Certej project. The sale is subject to certain closing conditions, including required regulatory approvals, and is expected to close in the first half of 2023.
Consideration will include:
•$18 million cash upon closing of the transaction;
•deferred consideration of $12 million in cash, with $5 million and $7 million payable 24 months and 36 months, respectively, following the receipt of the building permit; and
•we will retain a 1.5% net smelter return royalty on the project.
During 2022, we recorded impairment of $394.7 million ($374.7 million net of deferred tax) on the Certej project to recognize the mineral properties and capitalized evaluation expenditures at their estimated fair value, based on a plan to sell the asset and completion of the agreement. The fair value is based on the expected cash consideration of a sale, less estimated costs of disposal.
The project has been presented as a disposal group held for sale as at December 31, 2022 and as a discontinued operation for the years ended December 31, 2022 and December 31, 2021.

21

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Exploration and Evaluation
Exploration and evaluation expenditures in 2022 were primarily related to brownfields resource expansion programs at our operations in Canada, Turkiye and Greece, and early-stage greenfields projects and project generation activities in Turkiye and Eastern Canada.
Exploration and evaluation expenditures are expensed when they relate to the initial search for, or the delineation of, mineral deposits, or the evaluation of the technical and economic feasibility of a project. Exploration and evaluation expenditures are capitalized once there is sufficient evidence to support the probability of generating positive economic returns.
In 2022, exploration and evaluation expense totalled $19.6 million relating primarily to early-stage projects in Eastern Canada and Turkiye, and included $6.8 million of expense in Q4 2022. In Eastern Canada, this included till-sampling drilling at the Montgolfier project and fieldwork activities at the Lamaque, Bourlamaque, Bruell, and Kirkland Lake projects, and early-stage drilling at numerous targets within the Lamaque, Bourlamaque, and Bruell project areas. Drilling totalled 22,007 metres and 61,760 metres in Q4 2022 and 2022, respectively.
In Turkiye, expensed exploration programs focused on drilling at the Emirdag and Atalan projects as well as several early-stage targets at Efemcukuru, which combined totalled 8,058 metres and 17,008 metres in Q4 2022 and 2022, respectively. The remaining expense related to activities at Certej and other sites.
Capitalized expenditures of $3.4 million and $17.8 million in Q4 2022 and 2022, respectively, related to resource conversion and resource expansion drilling. This includes $1.1 million and $11.2 million in Q4 2022 and 2022, respectively, at operating gold mines; $1.4 million and $3.4 million in Q4 2022 and 2022, respectively, of non-sustaining capital presented in growth additions related to the Kokarpinar and Bati vein systems at Efemcukuru; as well as $1.0 million and $3.2 million in Q4 2022 and 2022, respectively, at Skouries and Stratoni.
In Canada, underground drilling at the Triangle mine in 2022 tested extensions of the C2 and C4 zones, and resource conversion drilling commenced on the C7 zone. Resource conversion drilling totalled 3,719 metres and 11,824 metres in Q4 2022 and 2022, respectively, while resource expansion drilling totalled 2,510 metres and 7,450 metres in Q4 2022 and 2022, respectively. At Ormaque, resource conversion drilling commenced in early Q3 from the new exploration drift, while surface drilling continued throughout the year testing eastern extensions of the deposit as well as exploring for new zones at depth. Resource conversion drilling at Ormaque included 8,132 meters and 13,500 metres in Q4 2022 and 2022, respectively, and resource expansion drilling totalled 2,334 metres and 18,264 metres in Q4 2022 and 2022, respectively.
In Turkiye, capitalized exploration in 2022 related to resource expansion and resource conversion drilling targeting the Bati and Kokarpinar vein systems at Efemcukuru. Resource conversion drilling at Efemcukuru included 16,809 meters and 57,306 metres in Q4 2022 and 2022, respectively, and resource expansion drilling totalled 1,508 metres and 9,797 metres in Q4 2022 and 2022, respectively.
In Greece, resource expansion drilling at Olympias during 2022 targeted extensions to the Flats, East, and North ore zones. Drilling was limited to Q1 and Q3, and totalled 5,118 metres. At the Stratoni mine, surface drilling tested areas downdip and to the west of the current mining area and totalled 408 metres and 9,641 metres in Q4 2022 and 2022, respectively. At Skouries, an underground exploration drilling program testing a potential satellite ore zone north of the main deposit was conducted in Q4, with 1,408 metres drilled.

22

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Financial Condition and Liquidity
Operating Activities
Net cash generated from operating activities decreased to $211.2 million in 2022 from $366.7 million in 2021, primarily as a result of lower sales volumes, higher operating costs, higher income taxes paid, and higher mine standby costs. Taxes paid of $90.9 million in 2022 primarily related to operations in Turkiye, including $14.4 million of withholding tax on earnings repatriated from Turkiye, and Quebec mining duties.
Cash decreased by $28.3 million in 2022 due to changes in non-cash working capital. Movements included a $3.8 million increase in accounts receivable primarily due to timing of concentrate sales, a $4.0 million decrease of accounts payables primarily due to timing of income tax payments, and a $20.6 million increase in inventory, primarily for consumables and parts.
Investing Activities
In 2022, we invested $289.9 million in capital expenditures on a cash basis, of which $126.5 million related to sustaining capital expenditures at gold mines primarily related to underground development, equipment rebuilds, tailings management facility expansion, and processing improvements. $100.0 million was invested in growth capital expenditures including $46.0 million of waste stripping at Kisladag, $16.7 million for construction of the Kisladag North heap leach pad and a $4.6 million investment in eight higher-capacity conveyors at Kisladag.

Summary of Capital Expenditures	Q4 2022	Q4 2021	2022	2021
Kisladag	$21.2	$19.0	$82.5	$89.9
Lamaque	1.8	9.1	6.0	35.2
Efemcukuru	1.4	—	5.8	—
Olympias	1.5	1.3	5.8	5.3
Growth capital expenditures (1)	$25.8	$29.4	$100.0	$130.4

Kisladag (2)	$3.0	$4.0	$14.7	$19.9
Lamaque	18.1	13.4	62.8	47.3
Efemcukuru	5.3	6.5	18.8	18.4
Olympias	10.5	10.1	30.3	29.1
Sustaining capital expenditures (1)	$36.9	$33.9	$126.5	$114.8

Lamaque	$1.1	$2.1	$11.2	$6.9
Efemcukuru	—	0.2	—	1.3
Capitalized evaluation costs	$1.1	$2.3	$11.2	$8.2

Skouries	$15.7	$5.1	$42.3	$12.3
Stratoni	1.2	3.5	4.2	10.7
Other projects (2)	4.2	5.8	21.5	16.5
Total capital expenditures (3)	$84.9	$80.1	$305.8	$292.8

Reconciliation to cash capital expenditures:
Capital accruals	($2.1)	$4.0	($11.1)	($2.4)
Lease and other non-monetary additions	(2.0)	(2.0)	(4.8)	(8.3)
Total cash capital expenditures	$80.7	$82.1	$289.9	$282.1
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
(2)Includes non-cash sustaining lease additions.
(3)Does not include capital expenditures related to discontinued operations in Brazil (Q4 2021: $0.5 million, 2021: $3.2 million).

23

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Financing Activities
Project Financing Facility
On December 15, 2022, the Company announced that it has entered into a €680.4 million Term Facility for the development of the Skouries project. The Term Facility will provide 80% of the expected future funding required to complete the Skouries project and includes up to €200.0 million of funds from the RRF. The Term Facility is non-recourse to Eldorado and the collateral securing the Term Facility covers the Skouries project and the Hellas operating assets.
The remaining 20% of project funding is expected to be fully covered by our existing cash and future cash flow from operations. This amount of Eldorado's investment undertaking for the Skouries project will be fully backstopped by a letter of credit from the Company's revolving credit facility.
Drawdown on the Term Facility is subject to customary closing conditions. We expect such conditions to be satisfied and the initial drawdown is projected to occur in the first quarter of 2023.
The Term Facility includes the following components:
i.€480.4 million commercial loan;
ii.€100.0 million of initial funding from the RRF; and
iii.€100.0 million commercial bridge loan that is expected to be replaced by an additional RRF loan in 2023 ("bridge facility").
The Term Facility will also provide a €30.0 million revolving credit facility to fund reimbursable VAT expenditures relating to the Skouries project.
Although not expected to be necessary, the project financing further includes, in addition to the Term Facility, a Contingent Overrun Facility for an additional 10% of capital costs, funded by the lenders and Hellas in the same proportion as the Term Facility.
The interest rates of the facility are as follows:
i.Commercial loans: Variable interest rate of 6.1% (comprised of six-months EURIBOR plus a fixed margin) until project completion, and then 5.9% (comprised of six-months EURIBOR plus a fixed margin) following project completion, with 70% of the variable rate exposure to be hedged through an interest rate swap for the term of the facility.
ii.Initial RRF loan: Fixed interest rate of 3.04% for the term of the facility.
iii.Additional RRF loan: Fixed interest rate to be set at issuance on replacement of bridge facility.
There is a requirement under the Term Facility for Hellas to enter into various hedging contracts, including hedging limited volumes of gold and copper production, hedging a portion of its foreign exchange exposure and an interest rate swap.
The Term Facility has a three-year availability and a seven-year repayment schedule. Semi-annual installment payments will be made over seven years, commencing on June 30, 2026, with a weighted average life to maturity of approximately eight years.
Senior Notes due 2029
On August 26, 2021, we completed an offering of $500 million senior unsecured notes with a coupon rate of 6.25% due September 1, 2029 (the "senior notes"). The senior notes pay interest semi-annually on March 1 and September 1, which began on March 1, 2022. The senior notes are guaranteed by Eldorado Gold (Netherlands) B.V., SG Resources B.V., Tuprag Metal Medencilik Sanayi ve Ticaret AS ("Tuprag"), and Eldorado Gold (Quebec) Inc., all wholly-owned subsidiaries of the Company. We are in compliance with covenants related to the senior notes as at December 31, 2022.
For further information on our senior notes, refer to Note 16(b) of our audited financial statements for the years ended December 31, 2022 and 2021.

24

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Senior Secured Credit Facility
On October 15, 2021, we entered into a $250 million amended and restated fourth senior secured credit facility ("Fourth ARCA") with an option to increase the available credit by $100 million through an accordion feature, and with a maturity date of October 15, 2025. We are in compliance with covenants related to the Fourth ARCA as at December 31, 2022. No amounts were drawn down under the revolving credit facility in Q4 2022 and, as at December 31, 2022, the balance is nil.
In September 2022, the Fourth ARCA was amended to replace the London Inter-Bank Offered Rate with a benchmark rate based on the Secured Overnight Financing Rate ("SOFR"). The Fourth ARCA was also amended to permit the revolving credit facility to be used to provide a bank-issued letter of credit ("Project Letter of Credit") in favour of the enders under the Term Facility; and introduce Euro availability for the Project Letter of Credit.
For further information on our senior secured credit facility, refer to Note 16(c) of our audited financial statements for the years ended December 31, 2022 and 2021.
Flow-Through Financing
On March 14, 2022, we completed a private placement of 442,700 common shares at a price of CDN $18.07 per share for proceeds of CDN $8 million ($6.4 million), which will be used to fund continued exploration. On the same date, we also completed a private placement of 251,800 common shares at a price of CDN $15.88 per share for proceeds of CDN $4 million ($3.2 million), which will be used to fund the Triangle deposit ramp development. The shares will qualify as flow-through shares for Canadian tax purposes and were issued at a premium of CDN $4.19 and CDN $2.00 per share, respectively, to the closing market price of the Company’s common shares at the date of issue.
Capital Resources

	As at December 31, 2022	As at December 31, 2021
Cash and cash equivalents	$279.7	$481.3
Term deposits	35.0	—
Working capital (1)	404.3	521.6
Debt – long-term	$494.4	$489.8
(1)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' for explanations and discussion of these non-IFRS financial measures or ratios.
At December 31, 2022, we had unrestricted cash and cash equivalents and term deposits of $314.7 million compared to $481.3 million at December 31, 2021.
At December 31, 2022, the current availability under the credit facility is $249.7 million. However, a Project Letter of Credit in favour of the Lenders under the Term Facility to fund the remaining 20% of the estimated $845 million capital costs for the Skouries project is expected to reduce availability under the credit facility by a corresponding amount.
We believe that the working capital of $404.3 million as at December 31, 2022, together with future cash flows from operations, the Term Facility, and access to the undrawn revolving credit facility, if required, are sufficient to support our planned and foreseeable commitments for the next twelve months.

25

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Contractual Obligations
Material contractual obligations as at December 31, 2022 are outlined below:

	Within 1 year	2 to 3 years	4 to 5 years	Over 5 years	Total
Debt (1)	$—	$—	$—	$500.0	$500.0
Purchase obligations	29.3	7.6	—	—	36.9
Lease commitments	4.6	6.9	3.1	6.9	21.5
Mineral properties	9.1	18.2	18.2	3.8	49.3
Asset retirement obligations	4.0	4.3	—	177.4	185.7
Totals	$47.0	$37.0	$21.3	$688.1	$793.4
(1)Does not include interest on debt.

Debt obligations represent required repayments of principal for the senior notes. The table does not include interest on debt.
Purchase obligations relate primarily to operating costs at mines and capital projects at Kisladag and Skouries. Mineral properties refer to arrangements for the use of land that grant the Company the right to explore, develop, produce or otherwise use the mineral resources contained in that land.
As at December 31, 2022, Hellas had entered into off-take agreements pursuant to which Hellas agreed to sell a total of 15,000 dry metric tonnes of zinc concentrate, 9,500 dry metric tonnes of lead/silver concentrate, and 152,000 dry metric tonnes of gold concentrate, through the year ending December 31, 2023. As at December 31, 2022, Tuprag had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 64,000 dry metric tonnes of gold concentrate through the year ending December 31, 2023.
In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd., a subsidiary of Wheaton Precious Metals Corp. (“Wheaton Precious Metals”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered based on the lesser of $3.83 and the prevailing market price per ounce, adjusted higher by 1% every year. The agreement was amended in October 2015 to provide for increases in the fixed price paid by Wheaton Precious Metals upon completion of certain expansion drilling milestones. 30,000 metres of expansion drilling was reached during the second quarter of 2020 and in accordance with the terms of the agreement, the fixed price has been adjusted by an additional $2.00 per ounce. Accordingly, the fixed price from April 1, 2022 is equal to $11.66 per ounce.
Based on current Turkish legislation, the Company pays annual royalties to the Government of Turkiye on revenue less certain costs associated with ore haulage, mineral processing and related depreciation. Royalties are calculated on the basis of a sliding scale according to the average London Metal Exchange gold price during the calendar year. Based on current Greek legislation, the Company pays royalties on revenue that are calculated on a sliding scale tied to international gold and base metal prices and the USD:EUR exchange rate.

26

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Quarterly Results

	2022	2022	2022	2022	2021	2021	2021	2021
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	$246.2	$217.7	$213.4	$194.7	$244.6	$238.4	$233.2	$224.6
Impairment charges, net of tax	—	—	—	—	13.9	—	—	—
Net earnings (loss) from continuing operations(1,2,3)	$41.9	($28.4)	($22.9)	($39.7)	($39.4)	$11.0	$29.6	$19.7
Net earnings (loss) from discontinued operations(1,4)	$1.8	($26.2)	($2.3)	($277.9)	($0.6)	($63.2)	($85.3)	($7.8)
Net earnings (loss) per share from continuing operations (1,2,3)
- basic	0.23	(0.15)	(0.12)	(0.22)	(0.22)	0.06	0.16	0.11
- diluted	0.23	(0.15)	(0.12)	(0.22)	(0.22)	0.06	0.16	0.11
(1)Attributable to shareholders of the Company.
(2)Q1 2021 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(3)Q1-Q3 2022 amounts have been adjusted to record additional depreciation expense upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag (Q1 2022: $1.0 million, Q2 2022: $3.2 million, Q3 2022: $5.1 million, YTD 2022: $9.2 million).
(4)Discontinued operations include the Romania Segment in all periods presented and the Brazil Segment in 2021. See Note 6 of our Consolidated Financial Statements.

Net earnings were negatively impacted in 2022 by cost increases at most sites as a result of supply concerns caused by financial and trade sanctions against Russia and ongoing supply chain challenges due to COVID-19. However, increases in costs denominated in local currency, being primarily labour costs, were partly offset by weakening of the Turkish Lira, Euro and Canadian dollar in 2022. Revenue and net earnings in Q1 2022 benefited from an increase in the average realized gold price, but were significantly impacted by the COVID-19 pandemic with COVID-19 related absenteeism negatively impacting gold production at most sites. Net earnings in Q2 and Q3 2022 were also negatively impacted due to reduced stacking at Kisladag in previous quarters due to the commissioning of the HPGR in Q4 2021 and production challenges in Q1 2022. Net earnings increased in Q4 2022 due to strong production and sales compared to previous quarters in 2022. Net earnings were reduced by additional depreciation expense of $14.5 million in 2022 that was recorded upon review of the estimated remaining useful life of the existing heap leach pad and ADR plant at Kisladag.
Net earnings were negatively impacted in several quarters by non-cash impairments and write-downs of property, plant and equipment. A $19.8 million ($15.4 million net of deferred tax) write-down was recorded relating to certain crushing and conveying equipment decommissioned as a result of the installation and commissioning of the HPGR at Kisladag. In Q4 2022, a $6.4 million ($5.2 million net of deferred tax) write-down was recorded relating to the existing heap leach pad and ADR plant at Kisladag. In Q4 2021, a $13.9 million ($30.8 million inclusive of deferred tax) impairment was recorded related to the closure of Stratoni.
Net earnings in 2021 were negatively impacted by the weakening of local currencies, particularly in Q4 2021 with $26.1 million of current tax expense and $26.4 million of deferred tax expense recognized as a result of the significant weakening of the Turkish Lira in December 2021. This was partly offset by a $19.6 million gain on foreign exchange in Q4 2021 as a result of the downward revaluation of liabilities denominated in Turkish Lira. Net earnings were positively impacted by the receipt of an investment tax credit related to Kisladag heap leach improvements which reduced the corporate tax rate and resulting in current tax savings, primarily in 2021.
Net loss from discontinued operations includes a $365.4 million ($345.4 million net of deferred tax) impairment recorded in Q1 2022 and a $29.3 million impairment recorded in Q3 2022, both relating to the Certej project. Additionally a $99.5 million ($89.5 million net of deferred tax) impairment charge was recorded on the Tocantinzinho project in Q2 2021 and a $60.6 million loss recognized in Q3 2021. The Tocantinzinho project was sold in Q4 2021.

27

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Outstanding Share Information

Common Shares Outstanding (1)

- as of December 31, 2022	184,800,571
- as of February 23, 2023	184,800,571
Share purchase options - as of February 23, 2023 (Weighted average exercise price per share: CDN$11.23)	3,619,516
Performance share units (2) - as of February 23, 2023	299,061
(1)Includes treasury stock.
(2)Performance share units (PSUs) are subject to satisfaction of performance vesting targets within a performance period which may result in a higher or lower amount of PSUs than the number granted as of the grant date. Redemption settlement may be paid out in common shares (one for one), cash or a combination of both. The number of common shares listed above in respect of the PSUs assumes that 100% of the PSUs granted (without change) will vest and be paid out in common shares on a one for one basis. However, as noted, the final number of PSUs that may be earned and redeemed may be higher or lower than the number of PSUs initially granted.

28

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Non-IFRS and Other Financial Measures and Ratios
We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.
Non-IFRS financial measures are defined in National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure (“NI 52-112”) as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation. A non-IFRS ratio is defined by NI 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.
The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Cash operating costs	We define cash operating costs following the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of producers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash operating costs of production by gold mining companies. Cash operating costs include direct operating costs (including mining, processing and administration), treatment, refining and transportation charges, but exclude royalty expenses, depreciation and amortization, share based payments expenses and reclamation costs. Revenue from sales of by-products including silver, lead and zinc reduce cash operating costs.	Production costs	We believe these measures assist investors and analysts in evaluating the Company's operating performance and our ability to generate cash flow.
Cash operating costs per ounce sold	This ratio is calculated by dividing cash operating costs by gold ounces sold in the period.
Total cash costs	Total cash costs are the sum of cash operating costs and royalties.
Total cash costs per ounce sold	This ratio is calculated by dividing total cash costs by gold ounces sold in the period.
All-in sustaining costs (AISC)	We define AISC based on the definition set out by the World Gold Council, including the updated guidance note dated November 14, 2018. We define AISC as the sum of total cash costs (as defined above), sustaining capital expenditure relating to current operations (including capitalized stripping and underground mine development), sustaining leases (cash basis), sustaining exploration and evaluation cost related to current operations (including sustaining capitalized evaluation costs), reclamation cost accretion and amortization related to current gold operations and corporate and allocated general and administrative expenses. Corporate and allocated general and administrative expenses include general and administrative expenses, share-based payments and defined benefit pension plan expense. Corporate and allocated general and administrative expenses do not include non-cash depreciation. As this measure seeks to reflect the full cost of gold production from current operations, growth capital and reclamation cost accretion not related to operating gold mines are excluded. Certain other cash expenditures, including tax payments, financing charges (including capitalized interest), except for financing charges related to leasing arrangements, and costs related to business combinations, asset acquisitions and asset disposals are also excluded.	Production costs
We believe these measures assist investors, analysts and other stakeholders with understanding the full cost of producing and selling gold and in evaluating our operating performance and our ability to generate cash flow. In addition, the Compensation Committee of the Board of Directors uses AISC, together with other measures, in its Corporate Scorecard to set incentive compensation goals and assess performance.

AISC per ounce sold	This ratio is calculated by dividing AISC by gold ounces sold in the period.

29

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Non-IFRS financial measure or ratio	Definition	Most directly comparable IFRS measure	Why we use the measure and why it is useful to investors

Sustaining capital	Defined as capital required to maintain current operations at existing levels, including capitalized stripping and underground mine development. Sustaining capital excludes non-cash sustaining lease additions, unless otherwise noted, and does not include capitalized interest, expenditure related to capitalized evaluation, development projects, or other growth or sustaining capital not related to operating gold mines.	Additions to property, plant and equipment	We use sustaining capital to understand the ongoing capital cost required to maintain operations at current levels, and growth capital to understand the cost to develop new operations or related to major projects at existing operations where these projects will materially increase production from current levels.
Growth capital	Defined as capital expenditures for new operations, major growth projects or enhancement capital for significant infrastructure improvements at existing operations.
Average realized gold price per ounce sold	Defined as revenue from gold sales adding back treatment charges, refining charges, penalties and other costs that are deducted from proceeds from gold concentrate sales, divided by gold ounces sold in the period.

	The definition of average realized gold price per ounce sold changed in Q1 2022 to add back to revenue certain costs that are deducted from proceeds from gold concentrate sales. These include treatment charges, refining charges, penalties and other costs. In prior periods these costs reduced average realized gold price per ounce sold. As these costs are included in cash operating costs (defined above), this adjustment to average realized gold price per ounce sold will result in greater comparability between metrics. Average realized gold price per ounce sold for 2021 and earlier periods has been adjusted to conform with presentation in subsequent periods.	Revenue	We use this measure to better understand the price realized in each reporting period for gold sales.
Adjusted net earnings (loss)	Defined as net earnings or loss from continuing operations attributable to shareholders of the Company excluding the effects (net of tax) of significant items that do not reflect our underlying operating performance. These may include: impairments or reversals of impairments; write-downs of assets; losses or gains on foreign exchange translation of deferred tax balances; gains or losses on deferred tax due to changes in tax rates; gains or losses on embedded derivatives; costs associated with mine closures; costs associated with debt refinancing or redemptions; gains or losses on disposals of assets; and other non-recurring expenses or recoveries.	Net earnings (loss) from continuing operations attributable to shareholders of the Company	Adjusted net earnings and adjusted net earnings per share are used by management to measure the underlying operating performance of the Company. We believe these measures assist analysts and investors in assessing our operating performance.
Adjusted net earnings (loss) per share	This ratio is calculated by dividing adjusted net earnings or loss from continuing operations by the weighted average number of shares outstanding.
Earnings before interest, taxes, depreciation and amortization (EBITDA) and Adjusted EBITDA	EBITDA from continuing operations represents net earnings or loss for the period before income tax expense or recovery, depreciation and amortization, interest income and finance costs. Adjusted EBITDA removes the effects of items that do not reflect our underlying operating performance and are not necessarily indicative of future operating results. These may include: share based payments expense; write-downs of assets; gains or losses on disposals of assets; impairments or reversals of impairments; costs associated with mine closures; and other non-cash or non-recurring expenses or recoveries.	Earnings or loss from continuing operations before income tax	We believe EBITDA and Adjusted EBITDA are widely used by investors and analysts as useful indicators of our operating performance, our ability to invest in capital expenditures, our ability to incur and service debt and also as a valuation metric.
Free cash flow	Defined as net cash generated from (used in) operating activities of continuing operations, less net cash used in investing activities of continuing operations before increases or decreases in cash from the following items that are not considered representative of our ability to generate cash: term deposits, restricted cash, cash used for acquisitions or disposals of mineral properties, marketable securities and non-recurring asset sales.	Net cash generated from (used in) operating activities of continuing operations	We believe free cash flow is a useful indicator of our ability to operate without reliance on additional borrowing or usage of existing cash.
Working capital	Defined as current assets less current liabilities. Working capital does not include assets held for sale and liabilities associated with assets held for sale.	Current assets, current liabilities	We believe that working capital is a useful indicator of our liquidity.
Cash flow from operating activities before changes in working capital	Defined as net cash generated from or used in operating activities of continuing operations before changes in non-cash working capital. Excludes the period to period movements of accounts and other receivables, inventories and accounts payable and accrued liabilities.	Net cash generated from (used in) operating activities of continuing operations	We believe that cash flow from operating activities before changes in working capital assists analysts, investors and other stakeholders in assessing our ability to generate cash from our operations before temporary working capital changes.

30

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Cash Operating Costs, Cash Operating Costs per Ounce Sold
Our reconciliation of cash operating costs and cash operating costs per ounce sold to production costs, the most directly comparable IFRS measure, is presented below.

	Q4 2022	Q4 2021	2022	2021	2020
Production costs (1)	$122.2	$118.2	$459.6	$449.7	$445.2
Stratoni production costs (2)	—	(16.5)	(0.1)	(47.6)	(51.6)
Production costs – excluding Stratoni	122.2	101.7	459.4	402.2	393.6
By-product credits (3)	(17.0)	(20.5)	(77.3)	(64.7)	(52.2)
Royalty expense and selling costs (4)	(7.0)	(13.1)	(25.1)	(42.0)	(46.7)
Cash operating costs	$98.2	$68.2	$357.0	$295.5	$294.7
Gold ounces sold	132,462	119,384	452,953	472,307	526,406
Cash operating cost per ounce sold	$741	$571	$788	$626	$560

(1)Includes inventory write-downs.
(2)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021.
(3)Revenue from silver, lead and zinc sales.
(4)Included in production costs.

For the three months ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$32.3	($0.7)	$0.2	($3.6)	$28.2	39,833	$709
Lamaque	26.3	(0.4)	0.1	1.7	27.7	51,244	541
Efemcukuru	13.5	(1.0)	3.5	(0.2)	15.9	21,486	738
Olympias	29.1	(15.0)	8.1	4.2	26.4	19,899	1,325
Total consolidated	$101.1	($17.0)	$12.0	$2.1	$98.2	132,462	$741
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2022:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$110.9	($2.8)	$1.1	($5.5)	$103.7	134,213	$773
Lamaque	109.9	(1.4)	0.3	2.6	111.3	173,409	642
Efemcukuru	52.1	(3.3)	13.1	0.3	62.2	88,784	701
Olympias	113.0	(69.9)	30.0	6.6	79.7	56,547	1,409
Total consolidated	$385.8	($77.3)	$44.6	$4.0	$357.0	452,953	$788
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

31

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
For the three months ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$22.6	($0.6)	$0.1	$2.4	$24.5	33,269	$737
Lamaque	26.5	(0.5)	0.1	(1.9)	24.2	50,257	482
Efemcukuru	12.8	(1.0)	1.6	(0.1)	13.2	21,797	606
Olympias	24.9	(18.3)	3.8	(4.2)	6.2	14,061	441
Total consolidated	$86.9	($20.5)	$5.5	($3.8)	$68.2	119,384	$571
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

For the year ended December 31, 2021:

	Direct mining costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$97.6	($3.1)	$2.6	$5.4	$102.4	175,862	$583
Lamaque	97.2	(1.7)	0.2	(2.5)	93.3	151,393	616
Efemcukuru	49.2	(4.3)	5.9	0.3	51.1	92,758	551
Olympias	94.3	(55.7)	15.1	(5.1)	48.6	52,294	930
Total consolidated	$338.3	($64.7)	$23.8	($1.9)	$295.5	472,307	$626
(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Total Cash Costs, Total Cash Costs per ounce sold
Our reconciliation of total cash costs and total cash costs per ounce sold to cash operating costs is presented below. The reconciliation of cash operating costs to production costs, the most directly comparable IFRS measure, is presented above.
Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q4 2022	Q4 2021	2022	2021	2020
Cash operating costs	$98.2	$68.2	$357.0	$295.5	$294.7
Royalty expense (1)	10.2	13.1	40.6	42.0	46.7
Total cash costs	$108.4	$81.3	$397.6	$337.5	$341.4
Gold ounces sold	132,462	119,384	452,953	472,307	526,406
Total cash costs per ounce sold	$818	$681	$878	$715	$649
(1)Included in production costs.

32

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
All-in Sustaining Costs, All-in Sustaining Costs per Ounce Sold
Our reconciliation of AISC and AISC per ounce sold to total cash costs is presented below. The reconciliations of total cash costs to cash operating costs and cash operating costs to production costs, the most directly comparable IFRS measure, are presented above.

	Q4 2022	Q4 2021	2022	2021	2020
Total cash costs	$108.4	$81.3	$397.6	$337.5	$341.4
Corporate and allocated G&A	18.2	10.3	45.6	37.4	35.7
Exploration and evaluation costs	(0.3)	2.9	1.1	12.3	8.3
Reclamation costs and amortization	1.8	0.2	7.1	4.4	7.0
Sustaining capital expenditure	36.9	33.8	126.5	113.1	92.4
AISC	$165.0	$128.5	$577.9	$504.6	$484.8
Gold ounces sold	132,462	119,384	452,953	472,307	526,406
AISC per ounce sold	$1,246	$1,076	$1,276	$1,068	$921

Reconciliations of adjustments within AISC to the most directly comparable IFRS measures are presented below.
Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q4 2022	Q4 2021	2022	2021	2020
General and administrative expenses (from consolidated statement of operations)	$13.9	$8.8	$37.0	$35.5	$28.5
Add:
Share based payments expense	3.9	2.5	10.7	7.9	10.7
Employee benefit pension plan expense from corporate and operating gold mines	2.5	0.1	6.0	2.3	2.8
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.1)	(0.2)	(0.6)	(0.5)	(0.4)
Depreciation in G&A	(0.5)	(0.2)	(2.2)	(1.0)	(2.1)
Business development	(0.8)	(0.4)	(2.2)	(4.6)	(2.5)
Development projects	(0.7)	(0.4)	(3.4)	(2.5)	(1.4)
Adjusted corporate general and administrative expenses	$18.2	$10.3	$45.4	$37.3	$35.6
Regional general and administrative costs allocated to gold mines	—	—	0.2	0.1	0.1
Corporate and allocated general and administrative expenses per AISC	$18.2	$10.3	$45.6	$37.4	$35.7
Reconciliation of exploration and evaluation costs included in All-in Sustaining Costs:

	Q4 2022	Q4 2021	2022	2021	2020
Exploration and evaluation expense (1) (from consolidated statement of operations)	$6.8	$1.0	$19.6	$14.8	$12.5
Add:
Capitalized evaluation cost related to gold mines	(0.3)	2.1	1.1	8.8	6.0
Less:
Exploration and evaluation expenses related to non-gold mines and other sites (1)	(6.8)	(0.3)	(19.6)	(11.3)	(10.1)
Exploration costs per AISC	($0.3)	$2.9	$1.1	$12.3	$8.4
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.

33

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q4 2022	Q4 2021	2022	2021	2020
Asset retirement obligation accretion (1) (from notes to the consolidated financial statements)	$0.5	$0.3	$2.0	$1.4	$1.9
Add:
Depreciation related to asset retirement obligation assets	1.4	(0.1)	5.4	3.2	5.6
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.1)	(0.1)	(0.3)	(0.3)	(0.5)
Reclamation costs and amortization per AISC	$1.8	$0.2	$7.1	$4.4	$7.0
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.

Sustaining and Growth Capital
Our reconciliation of growth capital and sustaining capital expenditure at operating gold mines to additions to property, plant and equipment, the most directly comparable IFRS measure, is presented below.

	Q4 2022	Q4 2021	2022	2021	2020
Additions to property, plant and equipment (1) (from notes to the consolidated financial statements)	$84.9	$80.1	$305.8	$292.8	$198.4
Growth and development project capital expenditure (2)	(46.6)	(40.0)	(166.0)	(156.7)	(82.9)
Capitalized exploration	(0.4)	(3.6)	(11.3)	(12.4)	(7.4)
Sustaining capital expenditure Stratoni (3)	—	(2.5)	—	(7.3)	(7.5)
Sustaining capital expenditure equipment leases (4)	(0.9)	(0.2)	(2.0)	(2.0)	(2.0)
Corporate leases	—	—	(0.1)	(1.3)	(6.2)
Sustaining capital expenditure at operating gold mines	$36.9	$33.8	$126.5	$113.1	$92.4

(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)Includes growth capital expenditures and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Base metals production, presented for 2021. Operations at Stratoni were suspended at the end of 2021. Includes non-cash lease additions.
(4)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

Our reconciliation by asset of AISC and AISC per ounce sold to cash operating costs is presented below.
For the three months ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.2	$3.3	$31.5	$—	$—	$0.7	$3.0	$35.2	39,833	$884
Lamaque	27.7	1.1	28.9	—	0.4	0.1	18.1	47.4	51,244	925
Efemcukuru	15.9	2.7	18.5	—	—	0.6	5.3	24.5	21,486	1,138
Olympias	26.4	3.1	29.5	—	(0.7)	0.5	10.5	39.8	19,899	1,998
Corporate (1)	—	—	—	18.1	—	—	—	18.1	—	137
Total consolidated	$98.2	$10.2	$108.4	$18.2	($0.3)	$1.8	$36.9	$165.0	132,462	$1,246
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

34

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
For the year ended December 31, 2022:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$103.7	$13.6	$117.3	$—	$—	$2.3	$14.7	$134.3	134,213	$1,000
Lamaque	111.3	4.0	115.3	—	1.0	0.5	62.8	179.6	173,409	1,036
Efemcukuru	62.2	13.1	75.3	0.2	—	2.6	18.8	96.8	88,784	1,091
Olympias	79.7	10.0	89.7	—	0.1	1.8	30.3	121.9	56,547	2,155
Corporate (1)	—	—	—	45.4	—	—	—	45.4	—	100
Total consolidated	$357.0	$40.6	$397.6	$45.6	$1.1	$7.1	$126.5	$577.9	452,953	$1,276
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the three months ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$24.5	$3.6	$28.2	$—	$—	$0.4	$4.0	$32.5	33,269	$977
Lamaque	24.2	1.9	26.1	—	2.3	(0.8)	13.4	41.0	50,257	815
Efemcukuru	13.2	3.9	17.2	—	0.3	0.2	6.4	24.1	21,797	1,104
Olympias	6.2	3.7	9.9	—	0.3	0.4	10.1	20.6	14,061	1,467
Corporate (1)	—	—	—	10.3	—	—	—	10.3	—	86
Total consolidated	$68.2	$13.1	$81.3	$10.3	$2.9	$0.2	$33.8	$128.5	119,384	$1,076
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

For the year ended December 31, 2021:

	Cash operating costs	Royalties & production taxes	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capex	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$102.4	$17.1	$119.5	$0.1	$—	$1.9	$18.6	$140.2	175,862	$797
Lamaque	93.3	4.1	97.3	—	9.5	(0.3)	47.3	153.9	151,393	1,017
Efemcukuru	51.1	11.8	63.0	—	1.6	1.0	18.0	83.6	92,758	901
Olympias	48.6	9.1	57.7	—	1.1	1.8	29.1	89.7	52,294	1,715
Corporate (1)	—	—	—	37.3	—	—	—	37.3	—	79
Total consolidated	$295.5	$42.0	$337.5	$37.4	$12.3	$4.4	$113.1	$504.6	472,307	$1,068
(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

35

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Average Realized Gold Price per ounce sold
Our reconciliation of average realized gold price per ounce sold to revenue, the most directly comparable IFRS measure, is presented below.
For the three months ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$69.9	$—	($0.7)	$69.2	39,833	$1,738
Lamaque	90.0	—	(0.4)	89.6	51,244	1,748
Efemcukuru	38.4	1.6	(1.0)	39.0	21,486	1,815
Olympias	47.9	1.6	(15.0)	34.5	19,899	1,735
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$246.2	$3.2	($17.0)	$232.3	132,462	$1,754
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the year ended December 31, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$243.3	$—	($2.8)	$240.5	134,213	$1,792
Lamaque	313.0	—	(1.4)	311.5	173,409	1,797
Efemcukuru	155.3	5.4	(3.3)	157.5	88,784	1,774
Olympias	159.9	10.1	(69.9)	100.1	56,547	1,771
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$872.0	$15.5	($77.8)	$809.6	452,953	$1,787
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

For the three months ended December 31, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$60.4	$—	($0.6)	$59.7	33,269	$1,796
Lamaque	91.1	—	(0.5)	90.5	50,257	1,802
Efemcukuru	40.0	0.5	(1.0)	39.6	21,797	1,815
Olympias	40.9	—	(18.3)	22.6	14,061	1,611
Stratoni	12.2	—	(12.2)	—	N/A	N/A
Total consolidated	$244.6	$0.5	($32.7)	$212.5	119,384	$1,780
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

36

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
For the year ended December 31, 2021:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$319.3	$—	($3.1)	$316.2	175,862	$1,798
Lamaque	273.4	—	(1.7)	271.7	151,393	1,795
Efemcukuru	166.7	2.5	(4.3)	165.0	92,758	1,779
Olympias	143.9	—	(55.7)	88.2	52,294	1,686
Stratoni	37.6	—	(37.6)	—	N/A	N/A
Total consolidated	$940.9	$2.5	($102.3)	$841.1	472,307	$1,781
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.

Adjusted Net Earnings Attributable to Shareholders
Our reconciliation of adjusted net earnings (loss) and adjusted net earnings (loss) per share to net earnings (loss) from continuing operations attributable to shareholders of the Company, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021	2020
Net earnings (loss) attributable to shareholders of the Company (2)	$41.9	($39.4)	($49.2)	$20.9	$131.1
(Gain) loss on foreign exchange translation of deferred tax balances	(18.3)	41.4	35.9	54.6	10.6
Write-down of assets, net of tax (3)	5.2	—	20.0	—	43.4
(Gain) loss on redemption option derivative	(3.0)	(4.0)	4.4	2.7	(1.8)
Gain on deferred tax due to changes in tax rates (4)	—	—	(1.0)	(5.3)	—
Closure of Stratoni, net of tax (5)	—	30.8	—	30.8	—
Finance costs relating to debt refinancing (6)	—	—	—	31.1	—
Gain on sale of mining licences, net of tax (7)	—	—	—	(5.3)	—
Finance costs relating to partial debt redemption	—	—	—	—	8.6
Lamaque standby costs, net of tax (8)	—	—	—	—	2.3
Total adjusted net earnings(1,2)	$25.8	$28.8	$10.1	$129.5	$194.2
Weighted average shares outstanding (thousands)	183,840	182,496	183,446	180,297	171,047
Adjusted net earnings per share ($/share) (1)	$0.14	$0.16	$0.05	$0.72	$1.14

(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.
(3)Non-recurring write-downs in 2022 include a $5.2 million write-down, net of tax, related to the existing heap leach pad and ADR plant at Kisladag , a $16.0 million write-down, net of tax, related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR in Q1, and a partial reversal of equipment at Stratoni previously written down, net of tax. In 2020, this figure includes a $40.0 million write-down of capital works in progress and a $3.4 million VAT provision associated with the write-down.
(4)Q1 2022 includes a deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Turkiye, enacted in that quarter. Q2 2021 includes an $11.4 million deferred tax recovery relating to the adjustment of opening balances for a tax rate decrease in Greece net of a $6.1 million deferred tax expense relating to the adjustment of opening balances for a tax rate increase in Turkiye. Both tax rate changes were enacted in Q2 2021 and were retroactive to January 1, 2021.
(5)Costs relating to the closure of Stratoni include $13.9 million impairment, $3.5 million equipment write-downs and $13.4 million deferred tax expense.
(6)Finance costs relating to the debt refinancing in Q3 2021 include a $21.4 million redemption premium and $9.7 million of unamortized costs related to the debt redeemed that were expensed in full in the quarter.
(7)Sale of mining licences in Turkiye in May 2021, net of tax.
(8)Mine standby costs relating to the government-mandated temporary suspension of operations at Lamaque in 2020 to address the COVID-19 pandemic are presented net of tax and net of subsidies recorded in other income.

37

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
EBITDA, Adjusted EBITDA
Our reconciliation of EBITDA and Adjusted EBITDA to earnings (loss) from continuing operations before income tax, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021
Earnings before income tax (1)	$18.3	$54.5	$11.9	$157.5
Depreciation, depletion and amortization (1,2)	66.6	47.0	242.4	201.9
Interest income	(4.0)	(0.3)	(6.8)	(2.2)
Finance costs (1)	6.6	4.9	41.6	71.8
EBITDA	$87.5	$106.1	$289.1	$429.0
Other write-down of assets (3)	6.4	—	24.6	—
Share-based payments	3.9	2.5	10.7	7.9
Loss on disposal of assets (1)	(0.7)	0.8	(3.0)	0.8
Closure of Stratoni (4)	—	17.4	—	17.4
Gain on sale of mining licences (5)	—	—	—	(7.0)
Adjusted EBITDA	$97.1	$126.9	$321.5	$448.1
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring write-downs in 2022 include a $6.4 million write-down in Q4 2022 relating to the existing heap leach pad and ADR plant at Kisladag, a $19.8 million write-down in Q1 2022 related to decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR, and in Q2 2022 a partial reversal of Stratoni equipment previously written down.
(4)Costs relating to the closure of Stratoni include $3.5 million write-down of equipment and $13.9 million impairment.
(5)Sale of mining licences in Turkiye in May 2021.

Free Cash Flow
Our reconciliation of free cash flow to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021	2020
Cash generated from operating activities (1,2)	$96.2	$112.5	$211.2	$366.7	$471.8
Less: Cash used in investing activities (1,2)	(55.5)	(66.2)	(370.9)	(263.0)	(252.7)
Add back: Increase (decrease) in term deposits	(30.0)	—	35.0	(59.0)	55.8
Add back: Purchase of marketable securities (3)	—	1.0	20.2	28.1	—
Add back: Proceeds from sale of marketable securities (3)	—	(2.4)	—	(2.4)	(5.2)
Add back: Acquisition of subsidiary, net of cash received (4)	—	—	—	19.3	—
Add back: Proceeds from sale of Tocantinzinho, net of cash disposed (5)	—	(19.7)	—	(19.7)	—
Add back: Sale of mining licences (6)	—	(2.3)	—	(7.3)	—
Add back: Increase (decrease) in restricted cash	—	—	—	0.6	(1.0)
Free Cash Flow	$10.7	$23.0	($104.5)	$63.3	$268.7
(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(3)Purchase of marketable securities includes $18.7 million cash paid on the acquisition of Probe Gold Inc. Free cash flow in 2020 has been adjusted to conform with 2021 presentation by including adjustments relating to proceeds from the sale of marketable securities (2020: $5.2 million).
(4)Cash paid upon acquisition of QMX Gold Corporation in Q2 2021, net of $4.3 million cash acquired.
(5)Cash proceeds received upon the sale of Tocantinzinho, net of $0.3 million cash disposed.
(6)Cash consideration received on sale of mining licences.

38

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022
Working Capital
Our reconciliation of working capital to current assets and current liabilities, the most directly comparable IFRS measures, is presented below.

	As at December 31, 2022	As at December 31, 2021
Current assets, excluding assets held for sale	$604.7	$728.2
Less: Current liabilities, excluding liabilities held for sale	200.5	206.7
Working capital	$404.3	$521.6

Cash Flow from Operations before Changes in Working Capital
Our reconciliation of cash flow from operating activities before changes in working capital to net cash generated from (used in) operating activities from continuing operations, the most directly comparable IFRS measure, is presented below.

Continuing Operations (1)	Q4 2022	Q4 2021	2022	2021	2020
Net cash generated from operating activities (1,2)	$96.2	$112.5	$211.2	$366.7	$471.8
Less: Changes in non-cash working capital (3)	11.1	(5.0)	(28.3)	(9.8)	33.4
Cash flow from operating activities before changes in working capital	$85.2	$117.5	$239.5	$376.5	$438.4

(1)Amounts presented for 2022 and 2021 are from continuing operations only and exclude the Romania and Brazil Segments. See Note 6 of our Consolidated Financial Statements.
(2)2020 amounts have been restated for a voluntary change in accounting policy to classify cash paid for interest on the statement of cash flows as a financing, rather than an operating activity.
(3)2020 amounts have been recast to correct an immaterial error related to an understatement of the net book value of certain of our property, plant and equipment as a result of errors in the amounts recorded for depreciation.

39

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Managing Risk
Eldorado is involved in the exploration, discovery, acquisition, financing, development, production, reclamation and operation of mining properties. We face a number of risks and uncertainties which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Management monitors risk using a risk management review process. Management prepares a risk assessment report every quarter outlining the operational and financial risks. The Board reviews the report to evaluate and assess the risks that the Company is exposed to in various markets, and discusses the steps management takes to manage and mitigate them.
For more extensive discussion on risks and uncertainties refer to our AIF for the year ended December 31, 2021, and those to be set out in the Company's AIF to be filed for the year ended December 31, 2022, for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.
The risks described below are not the only risks and uncertainties that we face. Although we have done our best to identify the risks to our business, there is no assurance that we have captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that we currently do not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in our forward-looking information, which could materially affect our business, results of operations, financial condition and the Eldorado Gold share price.
We have set out the risks in the order of priority we believe is appropriate for Eldorado based on our assessment of, among other things, the likelihood and impact of such risks, and our expected capabilities to mitigate such risks. Accordingly, you should review this section in its entirety.
Foreign Operations
Many of our operations are located in foreign jurisdictions, and are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to:
•changing political and social conditions, geopolitical environment or governments;
•expropriation;
•timely receipt of necessary permits and authorizations;
•renegotiation or nullification of existing rights, concessions, licences, permits and contracts;
•restrictions on foreign exchange, currency controls and repatriation of capital and profits;
•mobility restrictions for personnel and contractors;
•availability of procedural rights and remedies;
•reliability of judicial recourse;
•operation of the rule of law;
•labour unrest;
•extreme fluctuations in currency exchange rates;
•high rates of inflation;
•rising labour costs;

40

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

•civil unrest or risk of civil war;
•changes in law or regulation (including in respect of mining regulations, taxation and royalties);
•changes in policies (including in respect of monetary policies and permitting);
•bribery, extortion and corruption;
•sanctions relating to the Russia-Ukraine war;
•guerrilla activities, insurrection and terrorism;
•activism;
•hostage taking;
•military repression; and
•trespass, illegal mining, theft and vandalism.
The occurrence of any of these risks in the countries in which we operate could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The mining and metals sector has been increasingly targeted by local governments for the purposes of raising revenue or for political reasons, as governments continue to struggle with deficits and concerns over the effects of depressed economies. Governments are continually assessing the fiscal terms of the mining regimes and agreements that apply to an entity looking to exploit resources in their countries and numerous countries have recently introduced changes to their respective mining regimes that reflect increased government control over, or participation in, the mining sector.
The possibility of future changes to the mining regimes in the countries in which we operate adds uncertainty that cannot be accurately predicted and may result in additional costs, delays and regulatory requirements. In addition, such changes could restrict our ability to contract with persons or conduct business in certain countries.
There is no assurance that governments will not take our rights, impose conditions on our business, prohibit us from conducting our business or grant additional rights to state-owned enterprises, private domestic entities, special interest groups, indigenous peoples or residents in the countries in which we operate, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We expect to generate cash flow and profits at our foreign subsidiaries, and we may need to repatriate funds from those subsidiaries to service our indebtedness or fulfill our business plans, in particular in relation to ongoing expenditures at our development assets. From time to time, governments in countries in which Eldorado operates may impose limitations on Eldorado's ability to repatriate funds. In April 2020, the Turkish government implemented a temporary partial ban on the payment of dividends to shareholders in response to the economic downturn caused by the COVID-19 pandemic. While the ban was lifted on January 1, 2021, we may not be able to repatriate funds from Turkiye or other jurisdictions in the future, or we may incur tax payments or other costs when doing so, as a result of a change in applicable law or tax requirements at local subsidiary levels or at the Eldorado Gold level, which costs could be material.
We have one operating mine, two development projects and one mine on care and maintenance in Greece. Following the global financial crisis in 2008 and 2009, the Greek economy experienced a significant downturn culminating in concerns about the risk of Greece defaulting on its debt and exiting from the EU. As a consequence, Greece experienced protracted political instability, popular unrest in response to austerity measures and rounds of bail-out negotiations with various governmental and private parties. More recently, Greece has progressed its performance economically, including its ability to once again borrow money in the bond markets and elsewhere but, among other things, has been experiencing labour unrest resulting in protests and strikes. There is no assurance that the economic situation in Greece will not deteriorate further or that Greece will not adopt legal, regulatory or policy changes, which may negatively affect our current and future operations and plans in Greece and may have a

41

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Greece and Turkiye are slated to hold respective elections in 2023, there is no guarantee that the outcome of the respective elections will not have material adverse effects on our business, results of operations, financial condition or the Eldorado Gold share price.
In addition, we have experienced in the past significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, and may continue to experience delays in the future notwithstanding the Amended Investment Agreement. Following the 2019 Greek Parliamentary elections, Eldorado initiated talks with the newly established government. In February 2021, we entered into the Investment Agreement with the Hellenic Republic to govern the further development, construction and operation of the Skouries project and the Olympias and Stratoni/Mavres Petres mines and facilities, which provides a modernized legal and financial framework to allow for the advancement of our investment in these assets. In March 2021, the Amended Investment Agreement was ratified by the Greek parliament and published in the Greek Government Gazette, officially becoming law.
We also have two producing mines that are located in Turkiye. Turkiye has historically experienced, and continues to experience, heightened levels of political and economic instability due to regional geopolitical instability. These conditions may be exacerbated by current global economic conditions or become exacerbated during electoral processes. In particular, there have been political challenges in and nearby to Turkiye, including civil unrest along the geographic borders with Syria, Iran and Iraq, terrorist acts, including bombings in major centres, and an associated refugee crisis. Turkiye also has a history of fractious governing coalitions comprised of many political parties and has experienced anti-government protests as well as increasing unrest following investigations initiated in December 2013 into alleged government corruption, and an attempted coup in 2016. Our operations have experienced no significant disruptions due to this instability and continue to operate under normal business conditions. However, there can be no assurance that the instability will not worsen, which may negatively affect our current and future operations in Turkiye and may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We operate in a range of environments and our employees, contractors and suppliers are at risk of injury, disease and natural disasters. On February 6, 2023, a significant earthquake struck the southeast of Turkiye resulting in severe loss of life, and damage to infrastructure in several towns and cities in the impact zone. Although our operations have experienced no significant disruptions due to this natural disaster, there is no guarantee that a similar natural disaster in the future, whether in Turkiye or in any other jurisdiction we operate in, will not have an adverse effect on our business, results of operations or financial condition. If our workforce is affected by high incidence of injury, disease or natural disasters, the facilities and treatments may not be available to the same standard that one would expect in more economically developed countries such as Canada and the United States, which could have an effect on the availability of sufficient personnel to run our operations. This could result in a period of downtime or we may be subject to an order to cease operations, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The safety and security of our employees and associated contractors is of prime importance to the Company. Various security problems may occur in any of the jurisdictions in which we operate. We are at risk of incursions or acts of terrorism by third parties that may result in the theft of or result in damage to our property. We endeavor to take appropriate actions to protect against such risks, which may affect our operations and incur further costs.
Pandemics, Epidemics and Public Health Crises such as COVID-19
The ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats and resulting negative impact on the global economy and financial markets, the duration and extent of which is highly uncertain and could be material, may have an adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price.
In March 2020, COVID-19 was declared a pandemic by the World Health Organization. The COVID-19 pandemic has had a significant impact on global economic activity since March 2020. In response to the COVID-19 pandemic, governmental authorities in Canada and internationally introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-

42

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 isolations, shelters-in-place and social distancing. The COVID-19 pandemic has also disrupted global supply chains and workforce participation and created significant volatility and disruption of financial markets.
The global COVID-19 pandemic continues to evolve. Despite mass vaccination programs, the emergence of new variants has been causing infection rates to increase in certain areas. The lifting of restrictions on the movement of people and goods, social distancing measures, restrictions on group gatherings, quarantine requirements and contact tracing varies from country to country and often within countries.
Actions taken by governmental authorities and third parties to contain and mitigate the risk of spread of COVID-19 may have an adverse impact on our business. For example, we temporarily ceased mining and processing activities at Lamaque from March 25, 2020, to April 15, 2020 in accordance with the Québec government-mandated restrictions to address the COVID-19 pandemic and we may be required to take similar actions in the future which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Based upon evolving contagion rates or occurrences at our operating sites, we may decide to reduce operational activities and limit activities to essential care and maintenance procedures including the management of critical environmental systems. Such reductions in our operational activities could have a material adverse impact on our business, results of operations, financial condition and the Eldorado Gold share price. The impact of this pandemic could include sites being placed into care and maintenance. If our sites are placed into care and maintenance, this could significantly reduce our cash flow and impact our ability to meet certain covenants related to our debt obligations.
The overall severity and duration of COVID-19 related adverse impacts on our business will depend on future developments which cannot currently be predicted, including:
•directives of government and public health authorities;
•disruptions and volatility in the global capital markets, which may increase cost of capital and adversely impact access to capital;
•impacts on workforces throughout the regions in which we operate, which may result in our workforce being unable to work effectively, including because of illness, quarantines, government actions, facility closures or other restrictions in connection with the COVID-19 pandemic;
•the roll out and effectiveness of COVID-19 vaccines;
•delays in product refining and smelting due to restrictions or temporary closures;
•sustained disruptions in global supply chains; and
•other unpredictable impacts.
Additionally, although several vaccines for COVID-19 have been approved, there are risks that these vaccines will not be effective against variants of the virus and that these vaccines may not be accepted or widely available in the areas in which we operate due to shortages or other issues with distribution. A major outbreak of COVID-19 at any of our operating sites could have a material adverse effect on our business and results of operations.
These and other impacts of COVID-19 or other pandemic, epidemic, endemic or similar public health threats could also have the effect of heightening many of the other risks described in these "Risk factors in our business." The ultimate impact of COVID-19 on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the outbreak and recovery, including any future resurgences, as well as actions taken by governmental authorities and third parties, including the distribution, effectiveness and acceptance of vaccines, to contain its spread and mitigate its public health effects. We may experience material adverse impacts to our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the COVID-19 pandemic has subsided.

43

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Development Risks at Skouries and Other Development Projects
Gold and other metal exploration is highly speculative in nature, involves many risks and is often not productive; there is no assurance that we will be successful in our development efforts. Substantial expenditures are required to establish proven and probable mineral reserves, determine the optimal metallurgical process to extract the metals from the ore and to plan and build mining and processing facilities for new properties and to maintain such facilities at existing properties. Once we have found ore in sufficient quantities and grades to be considered economic for extraction, then metallurgical testing is required to determine whether the metals can be extracted economically. It can take several years of exploration and development before production is possible, and the economic feasibility of production can change during that time.
The capital expenditures and time required to develop new mines are considerable and changes in cost or construction schedules can significantly increase both the time and capital required to build the project, including in respect to the expected cost and construction schedule for the Skouries project. The project development schedules are dependent on obtaining the governmental approvals necessary for the operation of a project, and the timeline to obtain these government approvals is often beyond our control.
It is not unusual in the mining industry to experience unexpected problems during the start-up phase of a mine, resulting in delays and requiring more capital than anticipated. As a result of the substantial expenditures involved in development projects, developments are prone to material cost overruns. For example, while we expect the total life of mine of the Skouries project is 20 years consisting of two phases with estimated capital costs of $845 million and $172 million respectively and additional estimated sustaining capital of $850 million over the life of mine, there is no assurance as to the time or capital that will be necessary or our ability to obtain financing on acceptable terms (see also “Liquidity and Financing Risk”). There is no assurance that the profitability or economic feasibility of a project will not be adversely affected by factors beyond our control.
Mine development projects typically require a number of years and significant expenditures during the development phase before production is possible and there is no assurance that any of our development projects will become producing mines.
Development projects depend on successfully completing feasibility studies and environmental assessments, obtaining the necessary government permits and receiving adequate financing. Economic feasibility is based on several factors, including:
•estimated mineral reserves;
•anticipated metallurgical recoveries;
•environmental considerations and permitting;
•future gold prices;
•anticipated capital and operating costs for the projects; and
•timely execution of development plan.
Development projects have no operating history to base estimated future production and cash operating costs on. With development projects in particular, estimates of proven and probable mineral reserves and cash operating costs are largely based on:
•interpreting the geologic data obtained from drill holes and other sampling techniques; and
•feasibility studies that derive estimated cash operating costs based on:
◦the expected tonnage and grades of ore to be mined and processed;
◦the configuration of the ore body;
◦expected recovery rates of gold from the ore;

44

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

◦estimated operating costs; and
◦anticipated climate conditions and other factors.
It is therefore possible that actual cash operating costs and economic returns will differ significantly from what we estimated for a project before starting production.
Mining of mineral bearing material requires removal of waste material prior to gaining access to and extracting the valuable material. Depending on the location of the ore, this may entail removing material above the ore in an open pit situation (pre-stripping), or developing tunnels underground to gain access to deeper material. Where possible, this material is then generally used elsewhere in the project site for construction of site infrastructure. As a project is developed, a plan is put forward to complete the pre-strip or required underground development so that mining of ore can commence in line with the overall schedule to feed ore to the process plant at the right time. The degree of pre-strip in an open pit is based on selected drilling, which may result in adjustments to the orebody model and a requirement for more or less pre-stripping to be completed. This may result in a deficit of material required to complete other earthworks around the project site, such as tailings facilities, or an increase in the pre-strip requirements prior to mining commencing. Similarly, with underground development, the mining method and optimized design is based on an amount of drilling that will be increased during normal operations. As work continues, there may be ground conditions or other changes to mining parameters that can cause a change in the mine design or direction of the underground development. Either of these occurrences could result in more or less material than can be used for other site projects if so designed, and could also result in delay in start-up of continuous production. This may result in lower revenues while the project ramps up to normal operating rates.
We have been undertaking in Greece a significant transformation process to improve the performance of the Kassandra mines. We anticipate the possibility of work stoppages or slowdowns of a significant duration as we move forward to achieve the necessary outcomes of the transformation process. Any work interruptions involving our employees (including as a result of a slowdown, strike or lockout), contractors or operations, or any jointly owned facilities operated by another entity, present a significant risk to Eldorado and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Our production, capital and operating cost estimates for development projects are based on certain assumptions. We use these estimates to establish our mineral reserve estimates but our cost estimates are subject to significant uncertainty as described above. Although we have undertaken significant work to de-risk the Skouries project and will continue work to de-risk Skouries and our other development projects, actual results for our projects will likely differ from current estimates and assumptions, and these differences can be material. The experience we gain from actual mining or processing operations can also identify new or unexpected conditions that could reduce production below our current estimates, or increase our estimated capital or operating costs. If actual results fall below our current estimates, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Community Relations and Social License
Maintaining a positive relationship with the communities in which we operate is critical to continuing the successful operation of our existing projects and mines as well as the construction and development of existing and new projects and mines. As community support is a key component of a successful mining project or operation, Eldorado seeks to pursue ways to strategically integrate community support factors in our processes.
As a mining business, we may be expected to come under pressure in the jurisdictions in which we operate, or will operate in the future, to demonstrate that other stakeholders (including employees, communities surrounding operations and the countries in which we operate) benefit and will continue to benefit from our commercial activities, and/or that we operate in a manner that will mitigate any potential damage or disruption to the interests of those stakeholders. The evolving expectations related to human rights, indigenous rights, and environmental protections may also result in opposition to our current and future operations, the development of new projects and mines, and exploration activities. There is no assurance that we will be able to mitigate these risks, which could materially adversely affect our business, results of operations, financial condition and the Eldorado Gold share price.

45

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Community relations are impacted by a number of factors, both within and outside of our control. Relations may be strained or social license lost by poor performance by the Company in areas such as health and safety, environmental impacts from the mine, increased traffic or noise, and other factors related to communications and interactions with various stakeholder groups. External factors such as press scrutiny or other distributed information about Eldorado specifically or extractive industries generally from media, governments, non-governmental organizations or interested individuals can also influence sentiment and perceptions toward the Company and its operations.
Surrounding communities may affect operations and projects through restriction of site access for equipment, supplies and personnel or through legal challenges. This could interfere with work on the Company's operations, and potentially pose a security threat to employees or equipment. Social license may also impact our permitting ability, Company reputation and our ability to build positive community relationships in exploration areas or around newly acquired properties. Such opposition may also take the form of legal or administrative proceedings or manifestations such as protests, roadblocks or other forms of public expression against our activities, and may have a negative impact on our local or global reputation and operations.
Erosion of social license or activities of third parties seeking to call into question social license may have the effect of slowing down the development of new projects and may increase the cost of constructing and operating these projects. Opposition by community and activist groups to our operations may require modification of, or preclude the operation or development of, our projects and mines or may require us to enter into agreements with such groups or local governments with respect to our projects and mines or exploration activities, in some cases, causing increased costs and significant delays to the advancement of our projects. Productivity may also be reduced due to restriction of access, requirements to respond to security threats or proceedings initiated or delays in permitting and there may also be extra costs associated with improving the relationship between Eldorado and the surrounding communities. We seek to mitigate these risks through our commitment to operating in a socially responsible manner; however, there is no guarantee that our efforts in this respect will mitigate these risks.
In addition, governments in many jurisdictions where we operate, including Québec, must consult with local stakeholders, including indigenous peoples, with respect to grants of mineral rights and the issuance or amendment of project authorizations. These requirements are subject to change from time to time. Eldorado supports consultation and engagement with local communities, and consultation and other rights of indigenous peoples which may require accommodations, including undertakings regarding financial compensation, employment, and other matters. This may affect our ability to acquire within a reasonable time frame effective mineral titles or environmental permits in these jurisdictions, including in some parts of Canada in which indigenous title is claimed, and may affect the timetable and costs of development of mineral properties in these jurisdictions. The risk of unforeseen claims or grievances by indigenous peoples also could affect existing operations as well as development projects and future acquisitions. These legal requirements and the risk of opposition by indigenous peoples may increase our operating costs and affect our ability to expand or transfer existing operations or to develop new projects.
Liquidity and Financing Risk
Liquidity risk is the risk that the Company cannot meet its planned and foreseeable commitments, including operating and capital expenditure requirements. We may be exposed to liquidity risks if we cannot maintain our cash positions, cash flows or mineral asset base, or appropriate financing is not available on terms satisfactory to us. In addition, we may be unable to secure loans and other credit facilities and sources of financing required to advance and support our business plans, including our plans to finance the Skouries project in Greece. In the future, we may also be unable to maintain, renew or refinance our senior notes, Fourth ARCA including any letters of credit issued in connection with the Fourth ARCA, and the Term Facility on terms we believe are favorable or at all.
The Company mitigates liquidity risk through the implementation of its capital management policy by spreading the maturity dates of investments over time, managing its capital expenditures and operational cash flows, and by maintaining adequate lines of credit and seeking external sources of funding where appropriate. Management uses a rigorous planning, budgeting and forecasting process to help determine the funds the Company will need to support ongoing operations and development plans. We have historically minimized financing risks by diversifying

46

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 our funding sources, which include credit facilities, issuance of notes, issuance of flow-through shares, at-the-market equity programs and cash flow from operations. In addition, we believe that Eldorado Gold has the ability to access the public debt and equity markets given our asset base and current credit ratings; however, such market access may become restricted, and, if we are unable to access capital when required, it may have a material adverse effect on us.
Any decrease in production, or change in timing of production or the prices we realize for our gold or other metals, will directly affect the amount and timing of our cash flow from operations. A production shortfall or any of these other factors would change the timing of our projected cash flows and our ability to use the cash to fund capital expenditures, including spending for our projects. Failure to achieve estimates in production or costs could have an adverse impact on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Management believes that the working capital at December 31, 2022, together with future cash flows from operations and access to the remaining undrawn revolving credit facility, in connection with the Fourth ARCA following the recent issuance of letters of credit issued in support of the Term Facility, if required, are sufficient to support the Company's existing and foreseeable commitments for the next twelve months. However, if planning and budgeting is materially different to that forecasted, or financing, if required, is not available to the Company on terms satisfactory to meet these material changes to planning or budgeting, then this may adversely affect the ability of the Company to meet its financial obligations and operational and development plans. Unexpected economic and other crises have the potential to heighten liquidity risk, as Eldorado may be required to seek liquidity in a market beset by a sudden increase in the demand for liquidity and a simultaneous drop in supply.
Climate Change
We recognize that climate change is a global issue that has the potential to impact our operations, stakeholders and the communities in which we operate, which may result in physical risks and transition-related regulatory change risk. The continuing rise in global average temperatures has created varying changes to regional climates across the globe, resulting in risks to equipment and personnel. Governments at all levels are moving towards enacting legislation to address climate change by regulating carbon emissions and energy efficiency, among other things. Where legislation has already been enacted, regulation regarding emission levels and energy efficiency are becoming more stringent. The mining industry as a significant emitter of greenhouse gas emissions is particularly exposed to these regulations. As a proactive measure, we are targeting a 30% reduction in greenhouse gas emissions from 2020 emissions on a 'business as usual basis' by 2030 for currently operating mines, but our ability to effectively meet our target is subject to matters outside of our control, including being partially reliant on the decarbonization of the electrical grid in Greece. Furthermore, stakeholders, including shareholders, may increase demands for emissions reductions and call upon us or mining companies in general to better manage their consumption of climate-relevant resources (hydrocarbons, water, etc.). Costs associated with meeting these requirements may be subject to some offset by increased energy efficiency and technological innovation; however, there is no assurance that compliance with such legislation and/or stakeholder demands will not have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to physical risks of climate change, the effects may include changing weather patterns, rising sea levels and increased frequency and intensity of extreme weather events such as floods, droughts, hurricanes, heat waves, tornadoes and wildfires, which have the potential to disrupt our operations and the transport routes we use. While all of our operations are exposed to physical risks from climate change, the anticipated effects are highly location specific. We have strived to identify such material risks over a short- to medium-timeframe (until 2030) using our enterprise risk management framework for each of our material properties to attempt to mitigate such risks. In Greece, increases in storm intensity, changes in rainfall patterns and amounts, increases in temperature, and water stress and drought are expected to be potential hazards for the Kassandra mines (Olympias, Skouries and Stratoni) while pluvial flooding (flash flooding) is identified as an expected primary physical risk for Olympias and Stratoni presently. In Turkiye, flooding, drought, wind events and wildfires are expected to be potential hazards. At Kisladag, the risks are expected to be related to severe precipitation events or precipitation induced landslides, and their impact on water levels and site infrastructure. At Efemcukuru, flash flooding caused by severe precipitation events and wildfires are identified as expected risks. Lastly, at Lamaque, increased ice storms or black ice

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 conditions which may impact exterior equipment and infrastructure, including electrical infrastructure, along with high wind events and warming winters, are identified as expected risks.
Such physical risks or events can temporarily slow or halt operations due to physical damage to assets, reduced worker productivity for safety protocols on site related to extreme temperatures or lightening events, worker aviation and bus transport to or from the site, and local or global supply route disruptions that may limit transport of essential materials, chemicals and supplies. Where appropriate, our facilities have developed emergency plans for managing extreme weather conditions; however, extended disruptions could result in interruption to production and deliveries to buyers which may adversely affect our business, results of operations, financial condition and the Eldorado Gold share price. Our facilities depend on regular and steady supplies of consumables (water, diesel fuel, chemical reagents, etc.) to operate efficiently. Our operations also rely on the availability of energy from public power grids, which may be put under stress due to extremes in temperatures, or face service interruptions due to more extreme weather and climate events. Changing climate patterns may also affect the availability of water. If the effects of climate change cause prolonged disruption to the delivery of essential commodities or our product, or otherwise effect the availability of essential commodities, or affect the prices of these commodities, then our production efficiency may be reduced which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
With respect to transition-related regulatory changes, the effects may include the financial impact of carbon pricing regulations if and when Eldorado's operating sites are affected by such regulations, managing fuel and electricity costs and incentives for adopting low-carbon technologies, insurance premiums associated with weather events and emissions intensities, access to capital for advancing and funding low carbon mining operations and projects, accessing sustainability-linked capital and managing regulatory compliance and corporate reputation related to evolving governmental and societal expectations. Such effects may have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Environmental
Although we monitor our sites for potential environmental hazards, there is no assurance that we have detected, or can detect all possible risks to the environment arising from our business and operations. We expend significant resources to comply with environmental laws, regulations and permitting requirements, and we expect to continue to do so in the future. The failure to comply with applicable environmental laws, regulations and permitting requirements may result in injunctions, damages, suspension or revocation of permits and imposition of penalties, as well as a loss event in excess of insurance coverage and reputational damage. There is no assurance that:
•we have been or will be at all times in complete compliance with such laws, regulations and permitting requirements, or with any new or amended laws, regulations and permitting requirements that may be imposed from time to time;
•our compliance will not be challenged; or
•the costs of compliance will be economic and will not materially or adversely affect our future cash flow, results of operations and financial condition.
We may be subject to proceedings (and our employees subject to criminal charges in certain jurisdictions) in respect of alleged failures to comply with increasingly strict environmental laws, regulations or permitting requirements or of posing a threat to or of having caused hazards or damage to the environment or to persons or property. While any such proceedings are in process, we could suffer delays or impediments to or suspension of development and construction of our projects and operations and, even if we are ultimately successful, we may not be compensated for the losses resulting from any such proceedings or delays.
There may be existing environmental hazards, contamination or damage at our mines or projects that we are unaware of. We may also be held responsible for addressing environmental hazards, contamination or damage caused by current or former activities at our mines or projects or exposure to hazardous substances, regardless of whether or not hazard, damage, contamination or exposure was caused by our activities or by previous owners or

48

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 operators of the property, past or present owners of adjacent properties or by natural conditions and whether or not such hazard, damage, contamination or exposure was unknown or undetectable.
Any finding of liability in such proceedings could result in additional substantial costs, delays in the exploration, development and operation of our properties and other penalties and liabilities related to associated losses, including, but not limited to:
•monetary penalties (including fines);
•restrictions on or suspension of our activities;
•loss of our rights, permits and property, including loss of our ability to operate in that country or generally;
•completion of extensive remedial cleanup or paying for government or third-party remedial cleanup;
•premature reclamation of our operating sites; and
•seizure of funds or forfeiture of bonds.
The costs of complying with any orders made or any cleanup required and related liabilities from such proceedings or events may be significant and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We are not able to determine the speciﬁc impact that future changes in environmental, health and safety laws, regulations and industry standards may have on our operations and activities, and our resulting financial position; however, we anticipate that capital expenditures and operating expenses will increase in the future as a result of the implementation of new and increasingly stringent environmental, health and safety laws, regulations and industry standards. For example, emissions standards for carbon dioxide and sulphur dioxide are becoming increasingly stringent, as are laws relating to the use and production of regulated chemical substances and the consumption of water by industrial activities. Further changes in environmental, health and safety laws, regulations and industry standards, new information on existing environmental, health and safety conditions or other events, including legal proceedings based upon such conditions, or an inability to obtain necessary permits, could require increased financial reserves or compliance expenditures, or otherwise have a material adverse effect on Eldorado. Changes in environmental, health and safety laws, regulations and industry standards could also have a material adverse effect on product demand, product quality and methods of production, processing and distribution. In the event that any of our products were demonstrated to have negative health effects, we could be exposed to workers' compensation and product liability claims, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
On May 27, 2021, the Ministry of Industry and Information Technology of the People's Republic of China issued YS/T 3004-2021 – Gold Industry Standard of People's Republic of China (the "Industry Standard") which was implemented on October 1, 2021. When imported in China, gold concentrates that comply with the Industry Standard are cleared under tariff number HS 2616 9000.01 and are exempt from import charges, whereas all other gold concentrates are declared under tariff number HS 2616 9000.09 and a VAT charge of 13% is imposed. Olympias gold concentrates do not fall within the scope of the Industry Standard due to the level of arsenic contained therein and therefore have been declared under tariff number HS 2616 9000.09 since October 1, 2021 upon importation from China as subject to a 13% VAT import charge. Although we are exploring other markets and addressing this change in our commercial agreements on a bilateral basis to minimize the effect, approximately 2/3 of Olympias sales are expected to be subject to the 13% VAT charge going forward and there can be no assurance that the effects of the Industry Standard will not have a material adverse effect on Eldorado’s business, results of operations and financial condition.
Waste Disposal
The water collection, treatment and disposal operations at the Company's mines are subject to substantial regulation and involve significant environmental risks. The extraction process for gold and metals produces tailings. Tailings are the process waste generated once grinding and extraction of gold or other metals from the ore is

49

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 completed in the milling process, which are stored in engineered facilities designed, constructed, active and inactive in conformance with local requirements and best practices. Other waste material may be filtered and dried for placement in a surface facility or mixed with cement and used underground as structural fill. A number of factors can affect our ability to successfully dispose of waste material in the form that is optimal for our operations, including, but not limited to:
•access to suitable locations due to permitting or other restrictions;
•requirements to encapsulate acid-generating material;
•milled material being ground too fine and requiring further treatment; and
•sufficient infrastructure required to place material underground in the right locations.
If issues with any of the above items occur, the normal discharge or placement process may be affected, requiring us to alter existing plans. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Eldorado’s operations in Quebec comprise one active and two inactive tailings facilities. Our active tailings facility is located adjacent to the Sigma Mill, designated as Sigma Tailings Management Facility ("TMF"). The design and operation of the Sigma TMF is in keeping with Total Sustainable Mining guidelines and align with the Canadian Dam Association standards. One inactive TMF is located at the Aurbel site, designated as Aurbel TMF. A second inactive tailings facility is located within the operational area, designated as Lamaque TMF. The dormant Lamaque TMF has been inactive since 1985. In 2017 and 2018 reports identified potential concerns with design aspects of tailings berms at the dormant Lamaque TMF. In 2021, Eldorado established an independent tailings review board to provide technical guidance on design and operational practices. An independent review of all tailings facilities, active and inactive, associated with Eldorado's operations in Quebec was completed in July 2021. The review provided positive feedback on the management of the tailings facilities and provided recommendations to support short-term operational improvements which will lead to a lower risk profile for the facilities along with guidance on the longer-term plan which will focus initially on gaining increased geotechnical understanding and surface water management.
Although the Company conducts extensive maintenance and monitoring, engages external consultants and incurs significant costs to maintain the Company's operations, equipment and infrastructure, including tailings management facilities (including, without limitation, those tailings facilities, active and inactive, associated with Eldorado's operations in Quebec), unanticipated failures or damage as well as changes to laws and regulations may occur that could cause injuries, production loss, environmental pollution, a loss event in excess of insurance coverage, reputational damage or other materially adverse effects on the Company's operations and financial condition resulting in significant monetary losses, restrictions on operations and/or legal liability.
A major spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, seismic event, or other incident) may cause damage to the environment and the surrounding communities. Poor design or poor maintenance of the tailings dam structures or improper management of site water may contribute to dam failure or tailings release and could also result in damage or injury. Failure to comply with existing or new environmental, health and safety laws and regulations may result in injunctions, fines, suspension or revocation of permits and other penalties. The costs and delays associated with compliance with these laws, regulations and permits could prevent the Company from proceeding with the development of a project or the operation or further development of a mine or increase the costs of development or production and may materially adversely affect the Company's business, results of operations, financial condition and the Eldorado Gold share price. The Company may also be held responsible for the costs of investigating and addressing contamination (including claims for natural resource damages) or for fines or penalties from governmental authorities relating to contamination issues at current or former sites, either owned directly or by third parties. The Company could also be held liable for claims relating to exposure to hazardous and toxic substances and major spills or failure of the tailing facilities, which could include a breach of a tailings dam. The costs associated with such responsibilities and liabilities may be significant, be higher than estimated and involve a lengthy clean-up. Moreover, in the event that the Company is deemed liable for any damage caused by a major

50

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 spill, failure or material flow from the tailings facilities (including through occurrences beyond the Company's control such as extreme weather, a seismic event, or other incident), the Company's losses or the consequences of regulatory action might exceed insurance coverage. Should the Company be unable to fully fund the cost of remedying such environmental concerns, the Company may be required to suspend operations temporarily or permanently. Such incidents could also have a negative impact on the reputation and image of the Company.
Environmental, Sustainability and Governance Practices and Performance
There is increased scrutiny from stakeholders related to our environmental, social and governance ("ESG") practices, performance and disclosures, including prioritization of sustainable and responsible production practices, decarbonization and management of climate risk, tailings stewardship and social license to operate among others in the jurisdictions where we operate. As highlighted in our annual sustainability report, we have adopted an approach to responsible mining, articulated in our sustainability framework and delivered upon through the implementation of our sustainability management system.
It is possible that our stakeholders might not be satisfied with our ESG practices, performance and/or disclosures, or the speed of their adoption, implementation and measurable success. If we do not meet our evolving stakeholders' expectations, our reputation, our access to and cost of capital, and our stock price could be negatively impacted.
In addition, our customers and end users may require that we implement certain additional ESG procedures or standards before they will start or continue to do business with us, which could lead to preferential buying based on our ESG practices compared to our competitors' ESG practices.
Investor advocacy groups, certain institutional investors, investment funds, creditors and other influential investors are increasingly focused on our ESG practices and in recent years have placed increasing importance on the implications of their investments. Organizations that provide information to investors on ESG performance and related matters have developed quantitative and qualitative data collection processes and ratings processes for evaluating companies on their approach to ESG matters. Such ratings are used by some investors to inform their investment and voting decisions. Unfavorable ratings or assessment of our ESG practices may lead to negative investor sentiment toward us, which could have a negative impact on our stock price and our access to and cost of capital. Additionally, if we do not adapt to or comply with investor or stakeholder expectations and standards, which are evolving, or if we are perceived to have not responded appropriately, regardless of whether there is a legal requirement to do so, we may suffer from reputational damage and our business, financial condition, and/or stock price could be materially and adversely affected.
Eldorado takes seriously our obligation to respect and promote human rights, is a signatory to the United Nations Global Compact, and has adopted a Human Rights Policy informed by The International Bill of Human Rights, The Ten Principles of the UN Global Compact, The International Labour Organization's Declaration on Fundamental Principles and Rights at Work, The Voluntary Principles on Security and Human Rights and The Guiding Principles on Business and Human Rights. Although the Company has implemented a number of significant measures and safeguards, including our Human Rights Policy, which are intended to ensure that personnel understand and uphold human rights standards, the implementation of these measures will not guarantee that personnel, national police or other public security forces will uphold human rights standards in every instance.
The failure to conduct operations in accordance with Company standards, including those described in our annual sustainability report and Human Rights Policy, can result in harm to employees, community members or trespassers, increase community tensions, reputational harm to us or result in criminal and/or civil liability and/or financial damages or penalties.

51

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Financial Reporting
1.Carrying Value of Assets
The carrying value of our assets is compared to our estimates of their estimated fair value to assess how much value can be recovered based on current events and circumstances. Our fair value estimates are based on numerous assumptions and are adjusted from time to time and the actual fair value, which also varies over time, could be significantly different than these estimates.
If our valuation assumptions prove to be incorrect, or we experience a decline in the fair value of our reporting units, then this could result in an impairment charge, which could have an adverse effect on our business and the value of our securities.
2.Change in Reporting Standards
Changes in accounting or financial reporting standards may have an adverse impact on our financial condition and results of operations in the future.
Labour
1.Employee/Union Relations
We depend on our workforce to explore for mineral reserves and resources, develop our projects and operate our mines. We have programs to recruit and train the necessary workforce for our operations, and we work hard at maintaining good relations with our workforce to minimize the possibility of defections and strikes, lockouts and other stoppages at our work sites. In addition, our relations with our employees may be affected by changes in labour and employment legislation that may be introduced by the relevant governmental authorities in whose jurisdictions we carry on business. Changes in such legislation or a prolonged labour disruption or shortages at any of our mines or projects could have a material adverse effect on our results of operations, financial condition and the Eldorado Gold share price.
A significant portion of our employees are represented by labour unions in a number of countries under various collective bargaining agreements with varying durations and expiration dates.
Labour agreements are negotiated on a periodic basis, and may not be renewed on reasonably satisfactory terms to us or at all. If we do not successfully negotiate new collective bargaining agreements with our union workers, we may incur prolonged strikes and other work stoppages at our mining operations, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price. Additionally, if we enter into a new labour agreement with any union that significantly increases our labour costs relative to our competitors, our ability to compete may be materially and adversely affected.
We could experience labour disruptions such as work stoppages, work slowdowns, union organizing campaigns, strikes, or lockouts that could adversely affect our operations. For example, we are undertaking a significant transformation process in Greece to improve the performance of the operating Kassandra Mines, in respect of which we anticipate work stoppages of a significant duration are possible as we move forward to achieve the necessary outcomes of this work. Any work interruptions involving Eldorado's employees (including as a result of a strike or lockout) or operations, or any jointly owned facilities operated by another entity present a significant risk to Eldorado and could have a material adverse effect on Eldorado's business, financial condition, and results of operations.
2.Employee Misconduct
We are reliant on the good character of our employees and are subject to the risk that employee misconduct could occur. Although we take precautions to prevent and detect employee misconduct, these precautions may not be effective and the Company could be exposed to unknown and unmanaged risks or losses. The existence of our Code of Ethics and Business Conduct, among other governance and compliance policies and processes, may not prevent incidents of theft, dishonesty or other fraudulent behaviour nor can we guarantee compliance with legal and regulatory requirements.

52

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

These types of misconduct could result in unknown and unmanaged damage or losses, including regulatory sanctions and serious harm to our reputation. The precautions we take to prevent and detect these activities may not be effective. If material employee misconduct does occur, our business, results of operations, financial condition and the Eldorado Gold share price could be adversely affected.
3.Key Personnel
We depend on a number of key personnel, including executives and senior officers. We do not have key man life insurance. Employment contracts are in place with each of these executives, however, losing any of them could have an adverse effect on our operations.
We need to continue implementing and enhancing our management systems and recruiting and training new employees to manage our business effectively. We have been successful in attracting and retaining skilled and experienced personnel in the past, and expect to be in the future, but there is no assurance this will be the case.
4.Skilled Workforce
We depend on a skilled workforce, including but not limited to mining and mineral, metallurgical and geological engineers, geologists, environmental and safety specialists, and mining operators to explore and develop our projects and operate our mines. We have programs and initiatives in place to attract and retain a skilled workforce. However, we are potentially faced with a shortage of skilled professionals due to competition in the industry and as experienced employees continue to exit the workforce. As such, we need to continue to enhance training and development programs for current employees and partner with local universities and technical schools to train and develop a skilled workforce for the future, such efforts are costly and there is no assurance that they will result in Eldorado having the workforce it needs, including in terms of location, skill set and timing.
5.Expatriates
We depend on expatriates to work at our mines and projects to fill gaps in expertise and provide needed management skills in the countries where we operate. Additionally, we depend on expatriates to transfer knowledge and best practices and to train and develop in-country personnel and transition successors into their roles. Such training requires access to our sites and such access may be prohibited by government. We operate in challenging locations and must continue to maintain competitive compensation and benefits programs to attract and retain expatriate personnel. We must also develop in-country personnel to run our mines in the future. A lack of appropriately skilled and experienced personnel in key management positions would have an adverse effect on our operations.
6.Contractors
We may engage a number of different contractors during the development and construction phase of a project, including pursuant to a lump sum contract for specified services or through a range of engineering, procurement, construction and management contract options, depending on the type and complexity of work that is being undertaken, and the level of engineering that has been completed when the contract is awarded. Depending on the type of contract and the point at which it is awarded, there is potential for variations to occur within the contract scope, which could take the form of extras that were not considered as part of the original scope or change orders. These changes may result in increased capital costs. Similarly, we may be subject to disputes with contractors on contract interpretation, which could result in increased capital costs under the contract or delay in completion of the project if a contract dispute interferes with the contractor's efforts on the ground. There is also a risk that our contractors and subcontractors could experience labour disputes or become insolvent, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

Inflation Risk
General inflationary pressures may affect our labour, commodity and other input costs, which could have a material adverse effect on our financial condition, results of operations and the capital expenditures required for the development and operation of Eldorado's projects. Specifically, at Kisladag and Efemcukuru, labour costs increased in January 2023 in line with commitments under our collective bargaining agreement and to support our workforce with rising costs of food and electricity. Labour costs are denominated in local currency and as the weakening of the

53

MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Turkish Lira against the U.S. dollar has slowed in recent months, cost increases are not being offset by currency movements at present. We continue to monitor the impacts of cost inflation on our operations. Certain emerging markets in which we operate, or may in the future operate, have experienced fluctuating rates of inflation. For example, Turkiye's annual consumer inflation rate year-on-year rose to 36% in December 2021 and to 64% in December 2022 and to 58% in January 2023. There can be no assurance that any governmental action will be taken to control inflationary or deflationary cycles, that any governmental action taken will be effective or whether any governmental action may contribute to economic uncertainty. Governmental action to address inflation or deflation may also affect currency values. Accordingly, inflation and any governmental response thereto may have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Production and Processing
Estimates of total future production and costs for our mining operations are based on our life-of-mine plans. These estimates can change, or we might not achieve them, which could have a material adverse effect on any or all of our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
Our plans are based on, among other things, our mining experience, reserve estimates, assumptions about ground conditions and physical characteristics of ores (such as hardness and the presence or absence of certain metallurgical characteristics, including the presence of materials that may adversely affect the ability to process, export and sell our products) and estimated rates and costs of production. Our actual production and costs may be significantly different from our estimates for a variety of reasons, including the risks and hazards discussed elsewhere as well as unfavorable operating conditions, including:
•actual ore mined varying from estimates in grade, tonnage and metallurgical and other characteristics;
•industrial accidents, environmental incidents and natural phenomena;
•changes in power supply and costs and potential power shortages;
•imposition of a moratorium on our operations;
•impact of the disposition of mineral assets;
•shortages and timing delays, of principal supplies and equipment needed for operation, including explosives, fuels, chemical reagents, water, equipment parts and lubricants;
•failure of unproven or evolving technologies or loss of information integrity or data;
•unexpected geological formations or conditions;
•metallurgical conditions and metal recovery, including unexpected decline of ore grade;
•unanticipated changes in inventory levels at heap-leach operations;
•geological, geochemical, ground and water conditions;
•fall-of-ground accidents in underground operations;
•seismic activity;
•renewal of required permits and licences;
•litigation;
•shipping interruptions or delays;
•management of the mining process, including revisions to mine plans;
•unplanned maintenance and reliability;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

•unexpected work stoppages or labour costs, shortages or strikes;
•security incidents;
•general inflationary pressures;
•currency exchange rates; and
•changes in law, regulation or policy.
Specifically, with respect to changes in power supply and costs and potential power shortages, our operations in Turkiye and Greece have been experiencing recent energy supply issues affecting the price and supply of gas, oil and electricity used in our operations, which has caused increased energy prices and decreased energy supply. A sustained increase in energy prices, or a sustained decrease in energy supply, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
These factors may result in a less than optimal operation and lower throughput or lower recovery, as well as damage to mineral properties, property belonging to us or others, interruptions in production, injury or death to persons, monetary losses and legal liabilities. This could cause a mineral deposit to become unprofitable, even if it was mined profitably in the past. Although we review and assess the risks related to extraction and seek to put appropriate mitigating measures in place, there is no assurance that we have foreseen and/or accounted for every possible factor that might impact production, which could have a material adverse effect on business, results of operations, financial condition and the Eldorado Gold share price.
A number of factors could affect our ability to process ore in the tonnages we have budgeted, the quantities of the metals or deleterious materials that we recover and our ability to efficiently handle material in the volumes budgeted, including, but not limited to the presence of oversize material at the crushing stage; material showing breakage characteristics different to those planned; and material with grades outside of planned grade range, among others.
Our operations at Kisladag have historically involved the heap leaching process. The heap leaching process, while not as capital intensive as the more conventional milling process, involves uncertainties associated with the chemical and physical processes included in leaching, which can impact recoveries. While the HPGR is expected to increase heap leach life of mine recovery by an estimated 4% with the potential to further increase recovery with additional optimization of the HPGR circuit and the application of agglomeration, there is no assurance that the HPGR and agglomeration circuit will continue to perform in accordance with our expectations.
Some of our processing operations rely on the use of sodium cyanide to extract gold and silver from ore. As a result of rising energy prices and other factors, there has been an increase in sodium cyanide prices and, further, large sodium cyanide suppliers have substantially lowered or ceased production temporarily, particularly in Europe, causing a supply shortage for sodium cyanide. A sustained increase in sodium cyanide prices, or a sustained supply shortage thereof, could have a material adverse effect on Eldorado’s business, results of operations, financial condition and the Eldorado Gold share price.
The occurrence of any of the above could affect our ability to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned. This may result in lower throughput, lower recoveries, more downtime or some combination of all three. While minor issues of this nature are part of normal operations, more issues may arise than anticipated, which may have an adverse effect on our future cash flow, results of operations and financial condition.
Global Economic Environment
Market events and conditions, including disruptions in the international credit markets and other financial systems and deteriorating global economic conditions, could increase the cost of capital or impede our access to capital.
Economic and geopolitical events may create uncertainty in global financial and equity markets. The global debt situation may cause increased global political and financial instability resulting in downward price pressure for many asset classes and increased volatility and risk spreads.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

For example, on February 24, 2022, Russian military forces launched a full-scale military invasion of Ukraine. In response, Ukrainian military personal and civilians are actively resisting the invasion. Many countries throughout the world have provided aid to Ukraine in the form of financial aid and in some cases military equipment and weapons to assist in their resistance to the Russian invasion. The North Atlantic Treaty Organization (“NATO”) has also mobilized forces to NATO member countries that are close to the conflict as deterrence to further Russian aggression in the region. The outcome of the conflict is uncertain and is likely to have wide ranging consequences on the peace and stability of the region and the world economy. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia and such sanctions may have far reaching effects on the global economy. As Russia is a major exporter of oil and natural gas, any disruption of supply of oil and natural gas from Russia could cause a significant worldwide supply shortage of oil and natural gas and significantly impact pricing of oil and gas worldwide. A lack of supply and high prices of oil and natural gas could also have a significant adverse impact on the world economy. The long-term impacts of the conflict and the sanctions imposed on Russia remain uncertain.
These and other impacts of the Russia-Ukraine conflict or other armed conflict could also have the effect of heightening many of the other risks described in this “Managing Risk” section, including the risk factor titled “Limited Number of Smelters and Off-Takers”. The ultimate impact of the Russia-Ukraine conflict on our business is difficult to predict and depends on factors that are evolving and beyond our control, including the scope and duration of the conflict, as well as actions taken by governmental authorities and third parties in response. We may experience material adverse impacts to our business, results of operations, financial condition and the Eldorado Gold share price as a result of any of these disruptions, even after the Russia-Ukraine conflict has subsided.
Such disruptions could make it more difficult for us to obtain capital and financing for our operations, or increase the cost of it, among other things.
If such negative economic conditions persist or worsen, it could lead to increased political and financial uncertainty, which could result in regime or regulatory changes in the jurisdictions in which we operate. High levels of volatility and market turmoil could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Limited Number of Smelters and Off-Takers
We rely on a limited number of smelters and off-takers to produce and distribute the product of our operations, a substantial number of which are in China. The amount of gold concentrate that we can produce and sell is subject to the accessibility, availability, proximity, and capacity of the smelters and off-takers to produce and distribute the product of our operations. A lack of smelter capacity to process Eldorado's gold concentrate, in China and elsewhere, whether as a result of environmental, health and safety laws, regulations and industry standards or otherwise, could limit the ability for Eldorado to deliver its products to market. In addition, the Industry Standard could result in Eldorado's inability to realize the full economic potential of certain of its products or in a reduction of the price offered for certain of Eldorado's gold concentrates. In addition, our ability to transport concentrate to smelters may be affected by geo-political considerations, including the Russia-Ukraine war. Unexpected shut-downs, concentrate transportation challenges or unavailability of smelter capacity, because of actions taken by regulators or otherwise, could have a material adverse effect on Eldorado's business, results of operations, financial condition and the Eldorado Gold share price.
Indebtedness
As at December 31, 2022, we have approximately $494 million in total debt. However, if we are unable to retire debt as expected, maintenance of substantial levels of debt could adversely affect our business, results of operations, financial condition, the Eldorado Gold share price and our ability to take advantage of corporate opportunities.
Long term indebtedness could have adverse consequences, including:
•limiting our ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements, or requiring us to make non-strategic divestitures;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

•requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions, dividends and other general corporate purposes;
•increasing our vulnerability to general adverse economic and industry conditions;
•limiting our flexibility in planning for and reacting to changes in the industry in which we compete;
•placing us at a disadvantage compared to other, less leveraged competitors;
•increasing our cost of borrowing; and
•putting us at risk of default if we do not service or repay this debt in accordance with applicable covenants.
While neither our articles nor our by-laws limit the amount of indebtedness that we may incur, the level of our indebtedness under our senior notes and Fourth ARCA, and the Term Facility from time to time could impair our ability to obtain additional financing in the future on a timely basis, or at all, and to take advantage of business opportunities that may arise, thereby potentially limiting our operational flexibility as well as our financial flexibility.
1.Current and Future Operating Restrictions
Our senior notes, Fourth ARCA, and the Term Facility contain certain restrictive covenants that impose significant operating and financial restrictions on us. In some circumstances, the restrictive covenants may limit our operating flexibility and our ability to engage in actions that may be in our long-term best interest, including, among other things, restrictions on our ability to:
•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay, redeem or repurchase certain debt;
•make loans and investments, including investments into certain affiliates;
•sell, transfer or otherwise dispose of assets;
•incur certain lease obligations;
•incur or permit to exist certain liens;
•enter into transactions with affiliates;
•undertake certain acquisitions;
•complete certain corporate changes;
•enter into certain hedging arrangements;
•enter into agreements restricting our subsidiaries' ability to pay dividends; and
•consolidate, amalgamate, merge or sell all or substantially all of our assets.
In addition, the restrictive covenants in our Fourth ARCA contain certain restrictions on us and require us to maintain specified financial ratios and satisfy other financial condition tests. Our ability to meet those financial ratios and tests may be affected by events beyond our control. These restrictions could limit our ability to obtain future financing, make acquisitions, grow in accordance with our strategy or secure the needed working capital to withstand future downturns in our business or the economy in general, or otherwise take advantage of business opportunities that may arise, any of which could place us at a competitive disadvantage relative to our competitors

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 that may have less debt and are not subject to such restrictions. Failure to meet these conditions and tests could constitute events of default thereunder.
2.Change of Control
Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding senior notes at 101% of their principal amount, plus accrued and unpaid interest, if any, to the repurchase date. Additionally, under the Fourth ARCA, a change of control (as defined therein) will constitute an event of default that permits the lenders to accelerate the maturity of borrowings under the credit agreement and terminate their commitments to lend.
The source of funds for any purchase of the senior notes and repayment of borrowings under the Fourth ARCA would be our available cash or cash generated from our subsidiaries' operations or other sources, including borrowings, sales of assets or sales of equity, as applicable. We may not be able to repurchase the senior notes or repay the Fourth ARCA upon a change of control because we may not have sufficient financial resources to purchase all of the debt securities that are tendered upon a change of control and repay any of our other indebtedness that may become due. We may require additional financing from third parties to fund any such purchases, and we may be unable to obtain financing on satisfactory terms or at all. Further, our ability to repurchase the senior notes may be limited by law. In order to avoid the obligations to repurchase the senior notes and events of default and potential breaches of the Fourth ARCA, we may have to avoid certain change of control transactions that would otherwise be beneficial to us.
3.Debt Service Obligations
Our ability to make scheduled payments on, refinance or commence repayment of our debt obligations depends on our financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control, including those identified elsewhere in this MD&A. We may be unable to maintain a level of cash flows from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness.
If our cash flows and capital resources are insufficient to fund our debt service obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.
We may be unable to commence repayment, as planned. We may also not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, those alternatives may not allow us to meet our scheduled debt service obligations. The senior notes and Fourth ARCA will restrict our ability to dispose of certain assets and use the proceeds from those dispositions other than to repay such obligations and may also restrict our ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. We may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.
In addition, Eldorado Gold conducts substantially all of its operations through its subsidiaries. Accordingly, repayment of Eldorado Gold's indebtedness will be dependent in large measure on the generation of cash flow by its subsidiaries and their ability to make such cash available to Eldorado Gold, by dividend, intercompany debt repayment or otherwise. Unless they are or become guarantors of Eldorado Gold's indebtedness, Eldorado Gold's subsidiaries do not have any obligation to pay amounts due on its indebtedness or to make funds available for that purpose. Eldorado Gold's subsidiaries may not be able to, or may not be permitted to, make distributions to enable Eldorado Gold to make payments in respect of its indebtedness. In addition, certain subsidiaries of Eldorado Gold may not be able to, or may not be permitted to, make certain investments into certain other subsidiaries of Eldorado Gold beyond a certain threshold amount. Each subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit Eldorado Gold's ability to obtain cash from its subsidiaries. While the senior notes and Fourth ARCA limit the ability of Eldorado Gold's subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to Eldorado Gold, these limitations are subject to qualifications and exceptions. Furthermore, as Eldorado's funds are used to develop projects in foreign jurisdictions through foreign subsidiaries, there may be restrictions on foreign subsidiaries' ability to pay dividends or make other intercompany payments to Eldorado Gold. In the event that Eldorado Gold does not receive

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 distributions from its subsidiaries, Eldorado Gold may be unable to make required principal and interest payments on its indebtedness, including the senior notes and Fourth ARCA.
Our inability to generate sufficient cash flows to satisfy our debt obligations, or to refinance our indebtedness on commercially reasonable terms or at all, would materially and adversely affect our financial position, results of operations and our ability to satisfy our obligations and our debt instruments.
4.Default on Obligations
A breach of the covenants under the senior notes, Fourth ARCA or our other debt instruments could result in an event of default under the applicable indebtedness. Such a default may allow the creditors to accelerate the repayment of the related debt and may result in the acceleration of repayment of any other debt to which a cross-acceleration or cross-default provision applies. In addition, an event of default under the Fourth ARCA would permit the lenders thereunder to terminate all commitments to extend further credit under that facility. Furthermore, if we are unable to repay any amounts due and payable under the Fourth ARCA, those lenders could proceed against the collateral granted to them to secure such indebtedness. If our lenders or noteholders accelerate the repayment of our borrowings, we may not have sufficient assets to repay that indebtedness.
If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in our debt instruments, which could cause cross-acceleration or cross-default under other debt agreements, we could be in default under the terms of the agreements governing such other indebtedness. If such a default occurs:
•the holders of the indebtedness may be able to cause all of our available cash flow to be used to pay the indebtedness and, in any event, could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest; or
•we could be forced into bankruptcy, liquidation or restructuring proceedings.
If our operating performance declines, we may in the future need to amend or modify the agreements governing our indebtedness or seek concessions from the holders of such indebtedness. There is no assurance that such concessions would be forthcoming.
5.Credit Ratings
Our outstanding senior notes currently have a non-investment grade credit rating and any rating assigned could be lowered or withdrawn entirely by a rating agency if, in that agency's judgment, future circumstances relating to the basis of the credit rating, such as adverse changes to our business or affairs, so warrant. Consequently, real or anticipated changes in our credit ratings will generally affect the market value of the senior notes. Additionally, credit ratings may not reflect the potential effect of risks relating to the senior notes. Any future lowering of our ratings may make it more difficult or more expensive for us to obtain additional financing.
Government Regulation
The mineral exploration, development, mining, and processing activities of Eldorado in the countries where we operate are subject to various laws governing a wide range of matters, including, but not limited to, the following:
•the environment, including land and water use;
•the right to conduct our business, including limitations on our rights in jurisdictions where we are considered a foreign entity and restrictions on inbound investment;
•prospecting and exploration rights and methods;
•development activities;
•construction;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

•mineral production;
•reclamation;
•royalties, taxes, fees and imposts;
•importation of goods;
•currency exchange restrictions;
•sales of our products;
•repatriation of profits and return of capital;
•immigration (including entry visas and employment of our personnel);
•labour standards and occupational health;
•mine safety;
•use of toxic substances;
•mineral title, mineral tenure and competing land claims; and
•impacts on and participation rights of local communities and entities.
Although we believe our mineral exploration, development, mining, and processing activities are currently carried out in accordance with all applicable laws, rules regulations and policies, there is no assurance that new or amended laws, rules or regulations will not be enacted, new policy applied or that existing laws, rules, regulations or discretion will not be applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, including changes to the fiscal regime, in any of the countries in which we operate, including, without limitation:
•laws regarding government ownership of or participation in projects;
•laws regarding permitted foreign investments;
•royalties, taxes, fees and imposts;
•regulation of, or restrictions on, importation of goods and movement of personnel;
•regulation of, or restrictions on, currency transactions;
•regulation of, or restrictions on, sales of our products, or other laws generally applicable in such country, or changes to the ways in which any of these laws are applied, any of which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price; and
•laws regarding social and environmental regulation, including environmental reporting requirements.
We are subject to corporate governance guidelines and disclosure standards that apply to Canadian companies listed on the TSX, and with corporate governance standards that apply to us as a foreign private issuer listed on the NYSE and registered with the Securities and Exchange Commission ("SEC") in the United States.
Although we substantially comply with NYSE's corporate governance guidelines, we are exempt from certain NYSE requirements because we are subject to Canadian corporate governance requirements. We may from time to time seek other relief from corporate governance and exchange requirements and securities laws from the NYSE and other regulators.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Sarbanes-Oxley Act (SOX)
We document and test our internal control procedures over financial reporting to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"). SOX requires management to conduct an annual assessment of our internal controls over financial reporting and our external auditors to conduct an independent assessment of the effectiveness of our controls as at the end of each fiscal year.
Our internal controls over financial reporting may not be adequate, or we may not be able to maintain such controls as required by SOX. We also may not be able to maintain effective internal controls over financial reporting on an ongoing basis, if standards are modified, supplemented or amended from time to time.
If we do not satisfy the SOX requirements on an ongoing and timely basis, investors could lose confidence in the reliability of our financial statements, and this could harm our business and have a negative effect on the trading price or market value of securities of Eldorado Gold.
If from time to time we do not implement new or improved controls, when required, or experience difficulties in implementing them, it could harm our financial results or we may not be able to meet our reporting obligations. There is no assurance that we will be able to remediate material weaknesses, if any are identified in future periods, or maintain all of the necessary controls to ensure continued compliance. There is also no assurance that we will be able to retain personnel who have the necessary finance and accounting skills because of the increased demand for qualified personnel among publicly traded companies.
If any of our staff fail to disclose material information that is otherwise required to be reported, no evaluation can provide complete assurance that our internal controls over financial reporting will detect this. The effectiveness of our controls and procedures over financial reporting may also be limited by simple errors or faulty judgments. Continually enhancing our internal controls over financial reporting is important, especially as we expand and the challenges involved in implementing appropriate internal controls over financial reporting will increase. Although we intend to devote substantial time to ongoing compliance with this, including incurring the necessary costs associated with therewith, we cannot be certain that we will be successful in complying with section 404 of SOX.
We are subject to changing rules and regulations promulgated by a number of United States and Canadian governmental and self-regulated organizations, including the SEC, Canadian Securities Administrators, the NYSE, the TSX and the Financial Accounting Standards Board. These rules and regulations continue to evolve in scope and complexity and many new requirements have been created in response to laws enacted by governments, making compliance more difficult and uncertain. An example of such regulatory development is the SEC's "Modernization of Property Disclosures for Mining Registrants" (the "New Rule").
The SEC has adopted the New Rule to replace the existing SEC Industry Guide 7. The New Rule has become effective for SEC registrants for fiscal years beginning on or after January 1, 2021. While Eldorado is currently exempt from the New Rule as it files its annual report in accordance with the multijurisdictional disclosure system between Canada and the United States ("MJDS"), if Eldorado loses its ability to file in accordance with MJDS or if Eldorado files certain registration statements with the SEC, Eldorado would be required to comply with the New Rule. While the New Rule has similarities with NI 43-101, Eldorado may be required to update or revise all of its existing technical reports, which may result in revisions (either upward or downward) to Eldorado's mineral reserves and mineral resources, in order to comply with the New Rule. In addition, the New Rule is subject to unknown interpretations, which could require Eldorado to incur substantial costs associated with compliance.
Eldorado's efforts to comply with the Canadian and United States rules and regulations and other new rules and regulations regarding public disclosure have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.
If Eldorado fails to comply with such regulations, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Commodity Price Risk
The profitability of the Company's operations depend, in large part, upon gold and other commodity prices. Gold and other commodity prices can fluctuate widely and can be influenced by many factors beyond its control, including but not limited to: industrial demand; political and economic events (global and regional); gold and financial market volatility and other market factors, the popularity of cryptocurrencies as an alternative investment to gold, and central bank purchases and sales of gold and gold lending.
The global supply of gold is made up of new production from mining, and existing stocks of bullion, scrap and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
If metal prices decline significantly, or decline for an extended period, Eldorado might not be able to continue operations, develop properties, or fulfill obligations under its permits and licences, or under the agreements with partners and could increase the likelihood and amount that we may be required to record as an impairment charge on our assets. This could result in losing the ability to operate some or all of the Company's properties economically, or being forced to sell them, which could have a negative effect on our business, results of operations, financial condition and the Eldorado Gold share price.
The cost of production, development and exploration varies depending on the market prices of certain mining consumables, including diesel fuel, electricity and chemical reagents. Electricity is regionally priced in Turkiye and semi-regulated by the Turkish government, which reduces the risk of price fluctuations. The Company has elected not to hedge its exposure to commodity price risk but may use, from time to time, commodity price contracts to manage its exposure to fluctuations in the price of gold and other metals. However there is no assurance that Eldorado will be able to obtain hedging on reasonable terms or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no hedges in place.
Mineral Tenure
In the countries in which we operate, the mineral rights, or certain portions of them, are owned by the relevant governments. In such countries, we must enter into contracts with the applicable governments, or obtain permits or concessions from them, that allow us to hold rights over mineral rights and rights (including ownership) over parcels of land and conduct our operations thereon. The availability of such rights and the scope of operations we may undertake are subject to the discretion of the applicable governments and may be subject to conditions. New laws and regulations, or amendments to laws and regulations relating to mineral tenure and land title and usage thereof, including expropriations and deprivations of contractual rights, if proposed and enacted, may affect our rights to our mineral properties.
In many instances, we can initially only obtain rights to conduct exploration activities on certain prescribed areas, but obtaining the rights to proceed with development, mining and production on such areas or to use them for other related purposes, such as waste storage or water management, is subject to further application, conditions or licences, the granting of which are often at the discretion of the governments. In many instances, our rights are restricted to fixed periods of time with limited, and often discretionary, renewal rights. Delays in the process for applying for such rights or renewals or expansions, or the nature of conditions imposed by government, could have a material adverse effect on our business, including our existing developments and mines, and our results of operations, financial condition and the Eldorado Gold share price.
The cost of holding these rights often escalates over time or as the scope of our operating rights expands. There is no assurance that the mineral rights regimes under which we hold properties or which govern our operations thereon will not be changed, amended, or applied in a manner which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price, that the ongoing costs of obtaining or maintaining our rights will remain economic and not result in uncompensated delays or that compliance with conditions imposed from time to time will be practicable. Any inability to obtain and retain rights to use lands for our ongoing operations at all or on a timely basis could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

It is possible that our present or future tenure may be subject to challenges, prior unregistered agreements or transfers, and competing uses. In addition, certain lands in Canada are subject to indigenous rights, treaty rights and/or asserted rights in and to traditional territories. Our rights may also be affected by undetected defects in title. There is no assurance that any of our holdings will not be challenged. We may also be subject to expropriation proceedings for a variety of reasons. When any such challenge or proceeding is in process, we may suffer material delays in our business and operations or suspensions of our operations, and we may not be compensated for resulting losses. Any defects, challenges, agreements, transfers or competing uses which prevail over our rights, and any expropriation of our holdings, could have a material adverse effect on our business, including our total loss of such rights, and our results of operations, financial condition and share price.
Certain of our mining properties are subject to royalty and other payment obligations. If we fail to meet any such obligations, we may lose our rights.
There is no assurance that we will be able to hold or operate on our properties as currently held or operated or at all, or that we will be able to enforce our rights with respect to our holdings, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Permits
Activities in the nature of our business and operations can only be conducted pursuant to a wide range of permits and licences obtained or renewed in accordance with the relevant laws and regulations in the countries in which we operate. These include permits and licences, which authorize us to, conduct business in such countries; import or export goods and materials; employ foreign personnel in-country; and operate equipment, among other things.
The duration and success of each permitting process are contingent upon many factors that we do not control. In the case of foreign operations, granting of government approvals, permits and licences is, as a practical matter, subject to the discretion of the applicable governments or government officials. There may be delays in the review process. If the Company experiences such delays, the Company may be required to pay standby costs for the period during which activities are suspended, including payment of a portion of the salaries to those employees who have been suspended pending resolution of the permitting process. In addition, certain of Eldorado's mining properties are subject to royalty and other payment obligations. Failure to meet Eldorado's payment obligations under these agreements could result in the loss of its rights.
In the context of environmental protection permitting, including the approval of reclamation plans, we are required to comply with existing laws and regulations and other standards that may entail greater or lower costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority.
We have in the past experienced significant delays in the timely receipt of necessary permits and authorizations from the Greek State in order to advance operations in Greece, including in respect of Skouries. As a result, Skouries was placed on care and maintenance and these delays have and continue to impact the Company's business and financial condition.
We submitted a modification and time extension (up to 2030) request to the Kassandra Mines Environmental Terms approval in Q4 2021 that will cover the expansion of the Olympias processing facility and the Stratoni port modernization. Our current Environmental Terms are valid through to July 2025 and cover all of our operations. While approval of this modification is expected in 2023, there is no assurance that we will be able to obtain approval in a timely manner or at all, however, according to Greek environmental legislation, validity of current Environmental Terms is automatically extended until a decision on the new request is issued. In September 2021, local associations and residents around the Kassandra Mines filed an appeal for the annulment of the Environmental Terms Amendment Decision issued on April 29, 2021 which had approved the move to dry stack tailings at Skouries. The appeal claims that the simplified procedure adopted to approve the 2021 Environmental Terms Amendment was inappropriate given the increased environmental footprint of the project, due to increases in the planned production rates (and therefore increased tailings volume). The claimants argue that these are substantial modifications to the 2011 Environmental Terms and that therefore a consultation process should have been followed. The issuance of approval for the new Environmental Terms prior to the issuance of a court decision in this

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 trial would render an eventual procedural fault moot. In the case of a partial or full annulment of the Environmental Terms 2021 amendment decision, the original Environmental Terms dated 2011 would still be valid on the relevant chapters and any gap would be covered by the new comprehensive Environmental Terms amendment that is currently pending approval. A failure to obtain approval of the new comprehensive Environmental Terms amendment in a timely manner could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
In addition, some of our current mineral tenures, licences and permits, including environmental and operating permits for Olympias, are due to expire prior to our planned life of mines, and will require renewals on terms acceptable to Eldorado. There is no assurance that we will be able to obtain or renew these tenures and permits in order to conduct our business and operations, in a timely manner or at all, or that we will be in a position to comply with all conditions that are imposed. The failure to obtain or renew such tenure and permits, or the imposition of extensive conditions, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Non-Governmental Organizations
Certain non-governmental organizations ("NGOs") that oppose globalization and resource development are often vocal critics of the mining industry and its practices, including the use of hazardous substances in processing activities and the related environmental impact, and such NGOs may oppose our current and future operations or further development or new development of projects or operations on such grounds. Adverse publicity generated by such NGOs or other parties generally related to extractive industries or specifically to our operations, could have an adverse effect on our reputation, impact our relationships with the communities in which we operate and ultimately have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may lobby governments for changes to laws, regulations and policies pertaining to mining and relevant to our business activities which, if made, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
NGOs may organize protests, install road blockades, apply for injunctions for work stoppage, file lawsuits for damages and intervene and participate in lawsuits seeking to cancel our rights, permits and licences. These actions can relate not only to current activities but also historic mining activities by prior owners and could have a material adverse effect on our business and operations. NGOs may also file complaints with regulators in respect of our, and our directors' and insiders' regulatory filings in respect of Eldorado Gold. Such complaints, regardless of whether they have any substance or basis in fact or law, may have the effect of undermining the confidence of the public or a regulator in Eldorado Gold or such directors or insiders. This may adversely affect our prospects of obtaining the regulatory approvals necessary for advancement of some or all of our exploration and development plans or operations and our business, results of operations, financial condition and the Eldorado Gold share price.
Corruption, Bribery and Sanctions
Our operations are governed by, and involve interactions with, many levels of government in numerous countries. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Criminal Code (Canada) and the Corruption of Foreign Public Officials Act (Canada) and the U.S. Foreign Corrupt Practices Act, as well as similar laws that apply to our business including in the countries in which we conduct our business or our securities trade (collectively, "anti-bribery laws"). The Company has implemented and promulgated an Anti-Bribery & Corruption Policy, which with our Code of Ethics and Business Conduct, all directors, officers and employees are required to comply.
In recent years, there has been a general increase in both the severity of penalties and frequency of prosecution and enforcement under such laws, resulting in greater punishment and scrutiny to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its directors, officers or employees, but also through the actions of any third party agents or representatives. Although we have adopted policies and use a risk-based approach to mitigate such risks, such measures may not always be effective in ensuring that we, our directors, officers, employees or third party agents or representatives will strictly be in

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 compliance with such anti-bribery laws. If we find ourselves subject to an enforcement action or are found to be in violation of such anti-bribery laws, this may result in significant criminal penalties, fines and/or sanctions being imposed on us and significant negative media coverage resulting in a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
The operation of our business may also be impacted by anti-terrorism, economic or financial sanction laws including the Criminal Code (Canada), the United Nations Act (Canada), the Special Economic Measures Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada) and the Freezing Assets of Corrupt Foreign Officials Act (Canada), and more recently, the concerted sanctions against Russia in response to the Russia-Ukraine war, as well as similar laws in countries in which we conduct our business or our securities trade (collectively, "sanctions laws"). Throughout 2022 we experienced substantial price increases for certain commodities and consumables as a result of supply concerns caused by financial and trade sanctions against Russia, and ongoing supply chain challenges due to COVID-19. Cost increases primarily impacted electricity at operations in Greece and Turkiye, and fuel and reagents at Kisladag. Such sanctions laws and any regulations, orders or policies issued thereunder may impose restrictions and prohibitions on trade, financial transactions, investments and other economic activities with sanctioned or designated foreign individuals or companies from a target country, industries, markets, countries or regions within countries. These restrictions and prohibitions may also apply to dealings with non-state actors such as terrorist organizations and may change from time to time. These restrictions and prohibitions may also apply to affiliates of sanctioned or designated persons and those acting on their behalf as agents or representatives. It is not always easy to locate and remain current on the current list of sanctions imposed and governments do not necessarily provide sufficient guidance for businesses wanting to comply with applicable laws. Although we do not believe that we are in contravention of such sanctions laws, there is no assurance that we are or will be in full compliance at all times and that there will not be a material adverse effect on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Information and Operational Technology Systems
Our operations depend, in part, upon information and operational technology systems. Our information and operational technology systems, including machines and equipment, are subject to disruption, damage, disabling, misuse, malfunction or failure from a number of sources, including, but not limited to, hacking, computer viruses, security breaches, natural disasters, power loss, vandalism, theft, malware, cyber threats, extortion, employee error, malfeasance and defects in design. We may also be a target of cyber surveillance or a cyber-attack from cyber criminals, industrial competitors or government actors. Any of these and other events could result in information and operating technology systems failures, operational delays, production downtimes, operating accidents, loss of revenues due to a disruption of activities, incurring of remediation costs, including ransom payments, destruction or corruption of data, release of confidential information in contravention of applicable laws, litigation, fines and liability for failure to comply with privacy and information security laws, unauthorized access to proprietary or sensitive information, security breaches or other manipulation or improper use of our data, systems and networks, regulatory investigations and heightened regulatory scrutiny, any of which could have material adverse effects on our reputation, business, results of operations, financial condition and the Eldorado Gold share price.
Although to date we have not experienced any material losses relating to cyber-attacks or other information security breaches, there is no assurance that we will not incur such losses in future. Our risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature of these threats. As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority. As cyber threats continue to evolve, we may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities. Risks related to cyber security are monitored on an ongoing basis by Eldorado Gold's senior management and Board of Directors.
We could also be adversely affected by system or network disruptions if new or upgraded information or operational technology systems are defective, not installed properly or not properly integrated into our operations. Various measures have been implemented to manage our risks related to system implementation and modification, but system modification failures could have a material adverse effect on our business, financial position, results of operations and the Eldorado Gold share price and could, if not successfully implemented, adversely impact the effectiveness of our internal controls over financial reporting.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Any damage, disabling, misuse, malfunction or failure that causes an interruption in operations could have an adverse effect on the production from and development of our properties. While we have systems, policies, hardware, practices and procedures designed to prevent or limit the effect of disabling, misuse, malfunction or failure of our operating facilities, infrastructure, machines and equipment, there can be no assurance that these measures will be sufficient and that any such failures or interruptions will not occur or, if they do occur, that they will be adequately addressed in a timely manner.
Litigation and Contracts
We are periodically subject to legal claims that are with and without merit.
We are regularly involved in routine litigation matters. We believe that it is unlikely that the final outcome of these routine proceedings will have a material adverse effect on us; however, defense and settlement costs can be substantial, even for claims that are without merit.
Due to the inherent uncertainty of the litigation process, including arbitration proceedings, and dealings with regulatory bodies, there is no assurance that any legal or regulatory proceeding will be resolved in a manner that will not have a material and/or adverse effect on us. In the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or arbitration panels or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada.
In our business, we make contracts with a wide range of counterparties. There can be no assurance that these contracts will be honoured and performed in accordance with their terms by our counterparties or that we will be able to enforce the contractual obligations.
We do not believe, based on currently available information, that the outcome of any individual legal proceeding will have a material adverse effect on our financial condition, although individual or cumulative outcomes could be material to our operating results for a particular period, depending on the nature and magnitude of the outcome and the operating results for the period.
Estimation of Mineral Reserves and Mineral Resources
1.Estimates Only
Mineral Reserve and Mineral Resource estimates are only estimates and we may not produce gold or other metals in the quantities estimated.
Proven and Probable Mineral Reserve estimates may need to be revised based on various factors including:
•actual production experience;
•our ability to continue to own and operate our mines and property;
•fluctuations in the market price of gold or other metals;
•results of drilling or metallurgical testing;
•production costs; and
•recovery rates.
The cut-off values and cut-off grades for the Mineral Reserves and Mineral Resources are based on our assumptions about plant recovery, metal prices, mining dilution and recovery, and our estimates for operating and capital costs, which are based on historical production figures. We may have to recalculate our estimated mineral reserve and resources based on actual production or the results of exploration. Fluctuations in the market price of gold, production costs or recovery rates can make it unprofitable for us to develop or operate a particular property for a period of time. As part of the annual Mineral Reserves and Mineral Resources review process, a summary of which was published on December 5, 2022 with an effective date of September 30, 2022, cut-off values or cut-off grades were updated to reflect current operating and market conditions. If there is a material decrease in our

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 mineral reserve estimates, or our ability to extract the mineral reserves, it could have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There are uncertainties inherent in estimating Proven and Probable Mineral Reserves and Measured, Indicated and Inferred Mineral Resources, including many factors beyond our control. Estimating Mineral Reserves and Resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgments used in engineering and geological interpretation, which may be unreliable or subject to change. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Additional knowledge gained or failure to identify and account for such occurrences in our assessment of Mineral Reserves and Resources may make mining more expensive and cost prohibitive, which will have a material adverse effect on our future cash flow, business, results of operations, financial condition and the Eldorado Gold share price.
There is no assurance that the estimates are accurate, that Mineral Reserve and Resource figures are accurate, or that the Mineral Reserves or Resources can be mined or processed profitably. Mineral Resources that are not classified as Mineral faddi do not have demonstrated economic viability. You should not assume that all or any part of the Measured Mineral Resources, Indicated Mineral Resources, or an Inferred Mineral Resource will ever be upgraded to a higher category or that any or all of an Inferred Mineral Resource exists or is economically or legally feasible to mine.
Because mines have limited lives based on Proven and Probable Mineral Reserves, we must continually replace and expand our Mineral Reserves and any necessary associated surface rights as our mines produce gold and their life-of-mine is reduced.
Our ability to maintain or increase annual production of gold and other metals will depend significantly on:
•the geological and technical expertise of our management and exploration teams;
•the quality of land available for exploration;
•our mining and processing operations;
•our ability to conduct successful exploration efforts; and
•our ability to develop new projects and make acquisitions.
As we explore and develop a property, we are constantly determining the level of drilling and analytical work required to maintain or upgrade our confidence in the geological model. Depending on continuity, the amount of drilling will vary from deposit to deposit. The degree of analytical work is determined by the variability in the ore, the type of metallurgical process used and the potential for deleterious elements in the ore. We do not drill exhaustively at all deposits or analyze every sample for every known element as the cost would be prohibitive. Therefore, unknown geological formations are possible, which could limit our ability to access the ore or cut off the ore where we are expecting continuity. It is also possible that we have not correctly identified all metals and deleterious elements in the ore in order to design metallurgical processes correctly.
There may be associated metals or minerals that are deleterious to the extraction process. This may result in us having problems in developing a process that will allow us to extract the ore economically. Alternatively, the ore may not be as valuable as we anticipate due to the lower recoveries received or the penalties associated with extraction of deleterious materials that are sold as part of the saleable product.
There is no assurance that our exploration programs will expand our current mineral reserves or replace them with new mineral reserves. Failure to replace or expand our mineral reserves, as well as maintain or increase our annual production of gold and other metals, could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
2.Different Standards
The standards used to prepare and report mineral reserves and mineral resources in this MD&A differ from the requirements of the SEC that are applicable to domestic United States reporting companies. Any mineral reserves

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 and mineral resources reported by Eldorado in accordance with NI 43-101 may not qualify as such under SEC standards, including the New Rule. Accordingly, information contained in this MD&A containing descriptions of the Eldorado mineral deposits may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder. See the section - Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors.
Credit Risk
We may be exposed to credit risks if the counterparty to any financial instrument to which Eldorado is a party will not meet its obligations and will cause us to incur a financial loss. The Company limits counterparty risk by entering into business arrangements with high credit-quality counterparties, limiting the amount of exposure to each counterparty and monitoring the financial condition of counterparties. In accordance with the Company's short-term investment policy, term deposits and short term investments are held with high credit quality financial institutions as determined by rating agencies. For cash and cash equivalents, restricted cash, term deposits and accounts receivable, credit risk is represented by the carrying amount on the balance sheet.
Payment for metal sales is normally within normal business practice for receipt of goods and is dependent on the contract terms with the buyer. While the historical level of customer defaults is negligible, which has reduced the credit risk associated with trade receivables at December 31, 2022, there is no guarantee that buyers, including under exclusive sales arrangements, will not default on their commitments, which may have an adverse impact on the Company's financial performance. If there are defaults, Eldorado would be required to find alternate buyers. However, there may be delays associated with establishing new sales contracts or timing on revenue recognition of final sales.
The Company invests its cash and cash equivalents in major financial institutions and in government issuances, according to the Company's short-term investment policy. As at December 31, 2022, the Company holds a significant amount of cash and cash equivalents with various financial institutions in North America and the Netherlands. The Company monitors the credit ratings of all financial institutions in which it holds cash and investments. In recent years Turkiye’s sovereign credit ratings were downgraded, reflecting risks associated with high inflation and a depreciating currency. This was followed by the downgrade of the credit ratings of numerous Turkish banking institutions, including one at which the Company holds cash. As at December 31, 2022, Turkish Lira deposits equivalent to $35 million U.S. dollars are held in a banking institution operating in Turkiye with lower credit ratings as compared to other financial institutions at which the Company holds cash and investments. This, combined with recent downgrades in Turkiye’s sovereign credit rating, expose the Company to greater credit risk. Amounts of cash held in financial institutions in Turkiye may increase in line with operational or other requirements. The credit risk associated with financial institutions in other jurisdictions continues to be considered low. There can be no assurance that certain financial institutions in foreign countries in which the Company operates will not default on their commitments.
Share Price Volatility, Volume Fluctuations and Dilution
The capital markets have experienced a high degree of volatility in the trading price and volume of shares sold over the past few years. Many companies have experienced wide fluctuations in the market price of their securities that have not necessarily related to their operating performance, underlying asset values or prospects. There is no assurance that the price of our securities will not be affected.
Future acquisitions could be made through the issuance of equity securities of Eldorado Gold. Additional funds may be needed for our exploration and development programs and potential acquisitions, which could be raised through equity issues. Issuing more equity securities can substantially dilute the interests of Eldorado Gold shareholders. Issuing substantial amounts of Eldorado Gold securities, or making them available for sale, could have an adverse effect on the prevailing market prices for Eldorado Gold's securities. A decline of the Eldorado Gold share price could hamper the ability of Eldorado Gold to raise additional capital through the sale of its securities.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Actions of Activist Shareholders
In the past, shareholders have instituted class action lawsuits against companies that have experienced volatility in their share price. Class action lawsuits can result in substantial costs and divert management's attention and resources, which could significantly harm our profitability and reputation. There is no assurance that Eldorado Gold will not be subject to class action lawsuits.
Publicly-traded companies have also increasingly become subject to campaigns by investors seeking to advocate certain governance changes or corporate actions such as financial restructuring, special dividends, share repurchases or even sales of assets or the entire company. We could be subject to such shareholder activity or demands. Given the challenges we have encountered in our businesses in the last years, recent changes to our governance and strategic focus may not satisfy such shareholders who may attempt to promote or effect further changes or acquire control over us. Responding to proxy contests, media campaigns and other actions by activist shareholders, if required, will be costly and time-consuming, will disrupt our operations and would divert the attention of the Board and senior management from the pursuit of our business strategies, which could adversely affect our results of operations, financial condition and/or prospects. If individuals are elected to the Board with a specific agenda to increase short-term shareholder value, it may adversely affect or undermine our ability to effectively implement our plans. Perceived uncertainties as to our future direction resulting from shareholder activism could also result in the loss of potential business opportunities and may make it more difficult to attract and retain qualified personnel and business partners, to our detriment.
Reliance on Infrastructure, Commodities and Consumables
1.Infrastructure
Our business and operations depend on our ability to access and maintain adequate and reliable infrastructure, including roads and bridges, power sources and water systems. We may have to build the required infrastructure if it is not readily available to us for a given project, and there is no assurance that we will be able to do so in a timely manner or at all. Inadequate, inconsistent, or costly infrastructure could compromise many aspects of a project's feasibility, viability and profitability, including, but not limited to, construction schedule; capital and operating costs; and labour availability, among others.
There is no assurance that we can access and maintain the infrastructure we need, or, where necessary, obtain rights of way, raw materials and government authorizations and permits to construct, or upgrade the same, at a reasonable cost, in a timely manner, or at all.
Our access to infrastructure and the commodities discussed below may be interrupted by natural causes, such as drought, floods, earthquakes and other weather phenomena, or man-made causes, such as blockades, sabotage, conflicts, government issues, political events, protests, rationing or competing uses. For example, the Stratoni mine experienced a fall of ground on June 27, 2021. There were no injuries, however, an investigation revealed several other locations with similar ground support conditions. In line with strict safety protocols, operations at Stratoni were suspended during July and August of 2021 to remediate ground support conditions. Mining resumed at Stratoni in September 2021 but was suspended again at the end of 2021 as the mine transitions to care and maintenance. While we will evaluate resuming operations subject to exploration success and positive results of further technical and economic review, there is no assurance that such incidents may not occur again at the Stratoni mine or at other of Eldorado's mines. Our inability to obtain or build and to maintain adequate and continuous access to infrastructure and substantial amounts of commodities, power and water, at a reasonable cost, could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
2.Power and Water
Our mining operations use substantial volumes of water and power in the extraction and processing processes. Our ability to obtain secure supplies of power and water at a reasonable cost depends on a number of factors that may be out of our control, including global and regional supply and demand; political and economic conditions and problems affecting local supplies, among others.
There is no assurance that we will be able to secure the required supplies of power and water on reasonable terms or at all and, if we are unable to do so or there is an interruption in the supplies we do obtain or a material increase

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 in prices, then it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
3.Commodities and Consumables
Our business operations use a significant amount of commodities, consumables and other materials. Prices for diesel fuel, steel, concrete, chemicals (including explosives, lime and cyanide) and other materials, commodities and consumables required for our operations can be volatile and price changes can be substantial, occur over short periods of time and are affected by factors beyond our control. Prices for electricity, fuel, and other materials, commodities and consumables required for our operations experienced substantial increases during 2022 amid supply concerns caused by, among other things, financial and trade sanctions against Russia. These cost increases may be prolonged and have a material adverse effect on our business, financial condition and results of operations. Higher costs for, or tighter supplies of, construction materials like steel and concrete can affect the timing and cost of our development projects, including Skouries.
If there is a significant and sustained increase in the cost of certain commodities, we may decide that it is not economically feasible to continue some or all of our commercial production and development activities, and this could have an adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We may maintain significant inventories of operating consumables, based on the frequency and reliability of the delivery process for such consumables and anticipated variations in regular use. We depend on suppliers to meet our needs for these commodities; however, sometimes no source for such commodities may be available. If the rates of consumption for such commodities vary from expected rates significantly or delivery is delayed for any reason, we may need to find a new source or negotiate with existing sources to increase supply. If any shortages are not rectified in a timely manner, it may result in reduced recovery or delays in restoring optimal operating conditions.
Higher worldwide demand for critical resources, such as drilling equipment and tires, could affect our ability to acquire such resources and lead to delays in delivery and unanticipated cost increases, which could have an effect on our operating costs, capital expenditures and production schedules.
Further, we rely on certain key third-party suppliers and contractors for equipment, raw materials and services used in, and the provision of services necessary for, the development, construction and continuing operation of our assets. As a result, our operations are subject to a number of risks, some of which are outside of our control, including negotiating agreements with suppliers and contractors on acceptable terms, and the inability to replace a supplier or contractor and its equipment, raw materials or services if either party terminates the agreement, among others.
The occurrence of one or more of these risks could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Currency Risk
We sell gold in U.S. dollars, but incur costs in several currencies, including U.S. dollars, Canadian dollars, Turkish Lira, Euros and Romanian Lei. Any change in the value of any of these currencies against the U.S. dollar can change production costs and capital expenditures, which can affect future cash flows, business, results of operations, financial condition and the Eldorado Gold share price and lead to higher operation, construction, development and other costs than anticipated. As of December 31, 2022, approximately 80% of Eldorado's cash, cash equivalents and term deposits was held in U.S. dollars.
We have a risk management policy that contemplates potential hedging of our foreign exchange exposure to reduce the risk associated with currency fluctuations. In September 2022, we entered into zero-cost collars to reduce the risk associated with fluctuations of the Euro and Canadian dollar at the Olympias mine and Lamaque operations, respectively. These derivatives set a band within which we expect to be able to protect against currency movements, either above or below specific strike prices. There is no assurance that Eldorado will be able to obtain hedging on reasonable terms in the future or that any hedges that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if no

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 hedges were in place. For example, the Turkish Lira lost approximately 44% of its value against the U.S. dollar in 2022. While the ultimate impact of recent currency fluctuations impacting the Turkish Lira is difficult to predict and depends on factors that are evolving beyond our control, these and other impacts of foreign exchange exposure could also have the effect of heightening certain of the other risks described under "Foreign Operations" and "Government Regulation".
The table below show our assets and liabilities denominated in currencies other than the U.S. dollar at December 31, 2022. We recognized a gain of $9.7 million on foreign exchange from continuing operations in 2022, compared to a gain of $26.6 million from continuing operations in 2021.

December 31, 2022	Canadian dollar	Euro	Turkish lira
	$	€	TRY

Cash and cash equivalents	19.9	10.6	33.6
Accounts receivable and other	10.9	10.7	225.6
Other non-current assets	2.7	52.0	—
Investments in marketable securities	74.1	—	—
Accounts payable and other	(72.7)	(73.3)	(731.9)
Other non-current liabilities	(13.5)	(3.9)	(118.8)
Net balance	21.4	(3.9)	(591.5)

Equivalent in U.S. dollars	$16.2	($4.3)	($31.6)

Other foreign currency net liability exposure is equivalent to $0.2 million U.S. dollars.
Accounts receivable and other relate to goods and services taxes receivable, income taxes receivable and value-added taxes receivables.
Interest Rate Risk
Interest rates determine how much interest the Company pays on its debt, and how much is earned on cash and cash equivalent balances, which can affect future cash flows.
The senior notes have a fixed interest rate of 6.25%. Borrowings under the Fourth ARCA are at variable rates of interest based on LIBOR. Borrowings at variable rates of interest expose us to interest rate risk. At December 31, 2022, no amounts were drawn under the Fourth ARCA.
The Company currently does not have any interest rate swaps (that involve the exchange of floating for fixed rate interest payments in order to reduce interest rate volatility), but may enter into such interest rate swaps in the future.
However, there is no assurance that Eldorado will be able to obtain interest rate swaps on reasonable terms or that any interest rate swaps that may be put in place will mitigate these risks or that they will not cause us to experience less favourable economic outcomes than we would have experienced if we had no such swaps in place.
Tax Matters
We operate and have operated in a number of countries, each of which has its own tax regime to which we are subject. The tax regime and the enforcement policies of tax administrators in each of these countries are complicated and may change from time to time, all of which are beyond our control. Our investments into these countries, importation of goods and material, land use, expenditures, sales of gold and other products, income, repatriation of money and all other aspects of our investments and operations can be taxed, and there is no certainty as to which areas of our operations will be assessed or taxed from time to time or at what rates.
Our tax residency and the tax residency of our subsidiaries (both current and past) are affected by a number of factors, some of which are outside of our control, including the application and interpretation of the relevant tax laws and treaties. If we or our subsidiaries are ever assessed to be a non-resident in the jurisdictions that we or our subsidiaries report or have reported or are otherwise assessed, or are deemed to be resident (for the purposes of tax) in another jurisdiction, we may be liable to pay additional taxes. In addition, we have entered into various

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 arrangements regarding the sale of mineral products or mineral assets, which may be subject to unexpected tax treatment. If such taxes were to become payable, this could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We endeavor to structure, and restructure from time to time, our corporate organization in a commercially efficient manner and if any such planning effort is considered by a taxation authority to constitute tax avoidance, then this could result in increased taxes and tax penalties, which could have a material adverse effect on our financial condition.
New laws and regulations or new interpretations of or amendments to laws, regulations or enforcement policy relating to tax laws or tax agreements with governmental authorities, if proposed and enacted, may affect our current financial condition and could result in higher taxes being payable by us.
There is also the potential for a change in the tariff arrangements in the countries in which Eldorado operates, as is the case for the Chinese importation specification for concentrate imports set out in the Industry Standard (see “Environmental”).There is no assurance that our current financial condition will not change in the future due to such changes.
Dividends
While we have in place a policy for the payment of dividends on common shares of Eldorado Gold, there is no certainty as to the amount of any dividend or that any dividend may be declared in the future.
Our potential future investments will require significant funds for capital expenditures and our operating cash flow may not be sufficient to meet all of such expenditures. As a result, new sources of capital may be needed to meet the funding requirements of such investments, fund our ongoing business activities, fund construction and operation of potential future projects and various exploration projects, fund share repurchase transactions and pay dividends. If we are unable to obtain financing or service existing or future debt we could be required to reduce, suspend or eliminate or dividend payments or any future share repurchase transactions.
Reclamation and Long-Term Obligations
We are required by various governments in jurisdictions in which we operate to provide financial assurance sufficient to allow a third party to implement approved closure and reclamation plans if we are unable to do so. The relevant laws governing the determination of the scope and cost of the closure and reclamation obligations and the amount and forms of financial assurance required are complex and vary from jurisdiction to jurisdiction.
As of December 31, 2022, Eldorado has provided the appropriate regulatory authorities with non-financial and financial letters of credit of EUR 58.2 million and CDN $0.4 million, respectively. The letters of credit were issued to secure certain obligations in connection with mine closure obligations in the various jurisdictions in which we operate. The amount and nature of such financial assurance are dependent upon a number of factors, including our financial condition and reclamation cost estimates. Changes to these amounts, as well as the nature of the collateral to be provided, could significantly increase our costs, making the maintenance and development of existing and new mines less economically feasible. Regulatory authorities may require further financial assurance and, to the extent that the value of the collateral provided is or becomes insufficient to cover the amount that we are required to post, we could be required to replace or supplement the existing security with more expensive forms of security. This could include cash deposits, which would reduce cash available for our operations and development activities. There is no guarantee that, in the future, we will be able to maintain or add to current levels of financial assurance as we may not have sufficient capital resources to do so.
In addition, climate change could lead to changes in the physical risks posed to our operations, which could result in changes in our closure and reclamation plans to address such risks. Any modifications to our closure and reclamation plans that may be required to address physical climate risks may materially increase the costs associated with implementing closure and reclamation at any or all of our active or inactive mine sites and the financial assurance obligations related to the same. For more information on the physical risks of climate change, see the risk factor entitled "Climate Change".

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Although we have currently made provision for certain of our reclamation obligations, there is no assurance that these provisions will be adequate in the future. Failure to provide the required financial assurance for reclamation could potentially result in the closure of one or more of our operations, which could result in a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions and Dispositions
1.Acquisitions
Although we actively seek acquisition opportunities that are consistent with our acquisition and growth strategy, we are not certain that we will be able to identify suitable candidates that are available at a reasonable price, complete any acquisition, or integrate any acquired business into our operations successfully. Acquisitions can involve a number of special risks, circumstances or legal liabilities, which could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions may be made by using available cash, incurring debt, issuing common shares or other securities, or any combination of the foregoing. This could limit our flexibility to raise capital, to operate, explore and develop our properties and make other acquisitions, and it could further dilute and decrease the trading price of our common shares. When we evaluate a potential acquisition, we cannot be certain that we will have correctly identified and managed the risks and costs inherent in that business.
We have discussions and engage in other activities with possible acquisition targets from time to time, and each of these activities could be in a different stage of development. There is no assurance that any potential transaction will be completed and the target integrated with our operations, systems, management and culture successfully in an efficient, effective and timely manner or that the expected bases or sources of synergies will in fact produce the benefits anticipated. In addition, synergies assume certain long term realized gold and other metals prices. If actual prices are below such assumed prices, this could adversely affect the synergies to be realized. If we do not successfully manage our acquisition and growth strategy, it could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
We continue to pursue opportunities to acquire advanced exploration assets that are consistent with our strategy. At any given time, discussions and activities with respect to such possible opportunities may be in process on such initiatives, each at different stages of due diligence. From time to time, we may acquire securities of, or an interest in, companies; and we may enter into acquisitions or other transactions with other companies.
Transactions involving acquisitions have inherent risks, including, accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of potential acquisitions; limited opportunity for and effectiveness of due diligence; ability to achieve identified and anticipated operating and financial synergies; unanticipated costs, liabilities and write-offs including higher capital and operating costs than had been assumed at the time of acquisition, and diversion of management attention from existing business, among others.
Any of these factors or other risks could result in us not realizing the benefits anticipated from acquiring other properties or companies, and could have a material adverse effect on our ability to grow and on our business, results of operations, financial condition and the Eldorado Gold share price.
Acquisitions can pose challenges in implementing the required processes, procedures and controls in the new operations. Companies that we acquire may not have disclosure controls and procedures or internal controls over financial reporting that are as thorough or effective as those required by the securities laws that currently apply to us.
Due to the nature of certain proposed transactions, it is possible that shareholders may not have the right to evaluate the merits or risks of any future acquisition, except as required by applicable laws and stock exchange rules.
2.Dispositions
When we decide to sell certain assets or projects, we may encounter difficulty in finding buyers or executing alternative exit strategies on acceptable terms in a timely manner, which could delay the accomplishment of our strategic objectives. For example, delays in obtaining tax rulings and regulatory approvals or clearances, and

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 disruptions or volatility in the capital markets may impact our ability to complete proposed dispositions. Alternatively, we may dispose of a business at a price or on terms that are less than we had anticipated. After reaching an agreement with a buyer or seller for the disposition of a business, we may be required to obtain necessary regulatory and governmental approvals on acceptable terms and pre-closing conditions may need to be satisfied, all of which may prevent us from completing the transaction. Dispositions may impact our production, mineral reserves and resources and our future growth and financial conditions. Despite the disposition of divested businesses, we may continue to be held responsible for actions taken while we controlled and operated the business. Dispositions may also involve continued financial involvement in the divested business, such as through continuing equity ownership, guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside our control could affect our future financial results.
Regulated Substances
The transportation and use of certain substances that we use in our operations are regulated by the governments in the jurisdictions in which we operate. Two obvious examples are explosives and cyanide. Regulations may include restricting where the substance can be purchased; requiring a certain government department to approve or handle the purchase and transport of the substances; and restricting the amount of these substances that can be kept on-site at any time, among others.
Eldorado Gold is a signatory to the Cyanide Code, which commits us to mandating that our sites adhere to recognized best practice for the purchase, transportation, use and disposal of cyanide. Each signatory site is audited every three years to assess continued compliance. While we have a good understanding of the restrictions in the various jurisdictions, these laws may change, or the responsible parties within the government may change or not be available at a critical time when they are required to be involved in our process. This may result in delays in normal operation, or downtime, and may have an effect on our operating results in more extreme cases. The Lamaque operation has conducted a self-assessment and is currently working toward full Cyanide Code certification.
Equipment
Our operations are reliant on significant amounts of both large and small equipment that is critical to the development, construction and operation of our projects. Failures or unavailability of equipment could cause interruptions or delays in our development and construction or interruptions or reduced production in our operations. These risks may be increased by the age of certain equipment. Equipment related risks include delays in repair or replacement of equipment due to unavailability or insufficient spare parts inventory; repeated or unexpected equipment failures; and restrictions on transportation and installation of large equipment, including delays or inability to obtain required permits for such transportation or installation, among others.
Delays in construction or development of a project or periods of downtime or reductions in operations or efficiency that result from the above risks or remediation of an interruption or inefficiency in production capability could require us to make large expenditures to repair, replace or redesign equipment. All of these factors could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.
Co-ownership of Our Properties
Mining projects are often conducted through an unincorporated joint venture or a co-owned incorporated joint venture company. Co-ownership often requires unanimous approval of the parties or their representatives for certain fundamental decisions like an increase (or decrease) in registered capital, a merger, division, dissolution, amendment of the constitutional documents, and pledge of the assets, which means that each co-owner has a right to veto any of these decisions, which could lead to a deadlock. We are subject to a number of additional risks associated with co-ownership, including disagreement with a co-owner about how to develop, operate or finance the project; that a co-owner may at any time have economic or business interests or goals that are, or become, inconsistent with our business interests or goals; and that a co-owner may not comply with the agreements governing our relationship with them, among others.
Some of our interests are, and future interests may be, through co-owned companies established under and governed by the laws of their respective countries.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

If a co-owner is a state-sector entity, then its actions and priorities may be dictated by government or other policies instead of purely commercial considerations. Decisions of a co-owner may have an adverse effect on the results of our operations in respect of the projects to which the applicable co-ownership relates.
Unavailability of Insurance
Where practical, a reasonable amount of insurance is maintained against risks in the operation of our business, but coverage has exclusions and limitations. There is no assurance that the insurance will be adequate to cover any liabilities, or that it will continue to be available, and at terms we believe are economically acceptable.
In some instances, certain insurance may become unavailable or available only for reduced amounts of coverage. Significantly increased costs could lead Eldorado to decide to reduce or possibly eliminate, coverage. In addition, insurance is purchased from a number of third-party insurers, often in layered insurance arrangements, some of whom may discontinue providing insurance coverage for their own policy or strategic reasons. For example, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is generally not available to us or other companies in the mining industry on acceptable terms, particularly for several jurisdictions in which Eldorado operates. In the event any such insurance is or becomes unavailable, our overall risk exposure could be increased. Losses from these uninsured events may cause us to incur significant costs that could have a material adverse effect upon our business, results of operations, financial condition and the Eldorado Gold share price.
Conflicts of Interest
Certain of our directors also serve as directors of other companies involved in natural resource exploration and development, which may result in a conflict of interest in the allocation of their time between Eldorado and such other companies. There is also a possibility that such other companies may compete with us for the acquisition of assets. Consequently, there exists the possibility for such directors to be in a position of conflict over which company should pursue a particular acquisition opportunity. If any such conflict of interest arises, then a director who has a conflict must disclose the conflict to a meeting of our directors and must abstain from and will be unable to participate in discussion or decisions pertaining to the matter. In appropriate cases, Eldorado Gold will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. However, conflicts may not be readily apparent or only with the benefit of hindsight, and a conflicted director may exercise his or her judgment in a manner detrimental to Eldorado's interests.
Privacy Legislation
Eldorado is subject to privacy legislation in various countries in which we operate, including the European Union's General Data Protection Regulations ("GDPR") and Quebec's Act respecting the protection of personal information in the private sector ("Quebec Privacy Act"), which was recently amended by Bill 64, an Act to modernize legislative provisions as regards the protection of personal information ("Bill 64").
The GDPR is more stringent than its predecessor, the Data Protection Directive (Directive 95/46/EC). Similarly, Bill 64 brings significant and more stringent amendments to the Quebec Privacy Act and will come into force gradually over a 3-year period (some of which came into force in September 2022 and the remainder of which is expected to come into force in 2023 and 2024). Eldorado is required to develop and implement programs that will evidence compliance with each, as applicable, or face significant fines and penalties for breaches. For example, companies that breach the GDPR can be fined up to 4% of their annual global turnover or €20 million, whichever is greater, while companies that breach the amended Québec Privacy Act can be fined up to 4% of their annual global turnover or CDN $25 million, whichever is greater. Such breaches may lead to costly fines and may have an adverse effect on governmental relations, our business, reputation, financial condition and the Eldorado Gold share price.
Reputational
Damage to Eldorado's reputation can be the result of the actual or perceived occurrence of any number of events, and could include any negative publicity, whether true or not. Although we believe that we operate in a manner that is respectful to all stakeholders and take care in protecting our image and reputation, we do not have control over how we are perceived by others. Any reputation loss could result in decreased investor confidence and increased

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 challenges in developing and maintaining community relations, which may have adverse effects on our business, results of operations, financial condition and the Eldorado Gold share price.
Competition
We compete for attractive mineral properties and projects with other entities that have substantial financial resources, operational experience, technical capabilities and political strengths, including state owned and domestically domiciled entities, in some of the countries in which we now, or may in future wish to, conduct our business and operations.
We may not be able to prevail over these competitors in obtaining mineral properties that are producing or capable of producing metals or to compete effectively for merger and acquisition targets, or do so on terms we consider acceptable. This may limit our growth and our ability to replace or expand our mineral reserves and mineral resources and could have a material adverse effect on our business, results of operations, financial condition and the Eldorado Gold share price.

The reader should carefully review each of the risk factors set out in the Company's most recently filed AIF, in respect of the year ended December 31, 2021 and those to be set out in the Company's AIF in respect of the year ended December 31, 2022 which risk factors provide a detailed discussion of the foregoing risks as well as a detailed discussion of other relevant risks. The discussion under “Risk Factors in our Business” in such AIFs filed, or to be filed, on SEDAR under the Company name, are incorporated by reference in this document.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Other Information and Advisories
Financial Statements Basis of Preparation
The Company's consolidated financial statements, including comparatives, have been prepared in compliance with IFRS as issued by the IASB. The Company's significant accounting policies are described in Note 3 of the Company's consolidated financial statements for the year ended December 31, 2022.
Critical Accounting Measurements and Judgments
The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
Significant areas requiring the use of management assumptions, estimates and judgements include the valuation of property, plant and equipment and goodwill, estimated recoverable mineral reserves and mineral resources, inventory, asset retirement obligations and current and deferred taxes. Actual results could differ from these estimates.
Outlined below are some of the areas which require management to make significant judgements, estimates and assumptions.
(i) Valuation of property, plant and equipment and goodwill
Property, plant and equipment and goodwill are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be fully recoverable. Goodwill is tested at least annually.
Calculating the recoverable amount, including estimated fair value less cost of disposal ("FVLCD") of cash-generating units ("CGUs") for property, plant and equipment and goodwill, requires management to make estimates and assumptions with respect to discount rates, future production levels including amount of recoverable reserves, resources and exploration potential, operating and capital costs, long-term metal prices, and estimates of the fair value of mineral properties beyond proven and probable reserves.
Changes in any of the assumptions or estimates used in determining the recoverable amount could result in additional impairment or reversal of impairment recognized.
(ii) Estimated recoverable mineral reserves and mineral resources
Mineral reserve and mineral resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and exchange rates and capital costs. Cost estimates are based primarily on feasibility study estimates or operating history. Estimates are prepared under supervision of appropriately qualified persons, but will be impacted by forecasted commodity prices, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable mineral reserves and mineral resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the consolidated statement of operations and the carrying value of the asset retirement obligation.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

(iii) Inventory
The Company considers ore stacked on its leach pads and in process at its mines as work-in-process inventory and includes them in production costs based on ounces of gold or tonnes of concentrate sold, using the following assumptions in its estimates:
•the amount of gold and other metals estimated to be in the ore stacked on the leach pads;
•the amount of gold expected to be recovered from the leach pads;
•the amount of gold and other metals in the processing circuits;
•the amount of gold and other metals in concentrates; and
•the gold and other metal prices expected to be realized when sold.
If these estimates or assumptions are inaccurate, the Company could be required to write down the value it has recorded on its work-in-process inventories, which would reduce earnings and working capital.
(iv) Asset retirement obligation
The asset retirement obligation provision represents management's best estimate of the present value of future cash outflows required to settle the liability which reflect estimates of future costs, inflation, requirements of the relevant legal and regulatory frameworks and the timing of restoration and rehabilitation activities. Estimated future cash outflows are discounted using a risk-free rate based on U.S. Treasury bond rates. Changes to asset retirement obligation estimates are recorded with a corresponding change to the related item of property, plant and equipment, or to the statement of operations if there is no related property, plant and equipment. Adjustments to the carrying amounts of related items of property, plant and equipment can result in a change to future depreciation expense.
(v) Deferred taxes
Judgements and estimates of recoverability are required in assessing whether deferred tax assets recognized on the consolidated statement of financial position are recoverable which is based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled, which requires judgement.
Assumptions about the generation of future taxable earnings and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.
The Company operates in multiple tax jurisdictions and judgement is required in the application of income tax legislation in these jurisdictions. These estimates and judgements are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding increase or decrease to earnings or loss for the period.
Adoption of New Accounting Standards and Upcoming Changes
(a) Current adoption of new accounting standards
The following amendments to existing standards have been adopted by the Company commencing January 1, 2022:
Amendment to IAS 37: Onerous Contracts - Cost of Fulfilling a Contract
In May 2020, the IASB published Onerous Contracts - Cost of Fulfilling a Contract (Amendments to IAS 37), which amends the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous. The changes specify that the cost of fulfilling a contract comprises the costs that relate directly to the contract. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract or an allocation of other costs that relate directly to fulfilling contracts. The amendments

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 apply for annual reporting periods beginning on or after January 1, 2022 to contracts existing at the date when the amendments are first applied. There was no material impact on the consolidated financial statements from the adoption of this amendment.
Amendments to IAS 16: Property, Plant and Equipment: Proceeds before Intended Use
In May 2020, the IASB published Property, Plant and Equipment - Proceeds before Intended Use (Amendments to IAS 16). This amendment outlines that proceeds from selling items before the related item of property, plant and equipment is available for use should be recognized in profit or loss, together with the costs of producing those items. This is a change from the previous standard which allowed the sales proceeds to be deducted from the cost of property, plant and equipment before its intended use. These amendments apply for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. The amendments apply retrospectively, but only to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented in the financial statements in which the company first applies the amendments. There was no material impact on the consolidated financial statements from the adoption of this amendment.
Amendments to IFRS 3: Reference to Conceptual Framework
In May 2020, the IASB published Reference to the Conceptual Framework (Amendments to IFRS 3). This amendment was to update a reference to the Conceptual Framework within IFRS 3. More specifically, the update within IFRS requires an entity to refer to the Conceptual Framework for Financial Reporting to determine what constitutes an asset or a liability. This amendment applies for annual reporting periods beginning on or after January 1, 2022, with earlier application permitted. There was no material impact on the consolidated financial statements from the adoption of this amendment.
(b) New Standards issued and not yet effective
Below are new standards, amendments to existing standards and interpretations that have been issued and are not yet effective. The Company plans to apply the new standards or interpretations in the annual period for which they are effective.
Classification of liabilities as current or non-current
In January 2020, the IASB published narrow scope amendments to IAS 1 Presentation of financial statements. The narrow scope amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is unaffected by the expectations of the entity or events after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company is currently evaluating the impact of the amendments on its consolidated financial statements.
Deferred tax related to assets and liabilities arising from a single transaction
In May 2021, the IASB published a narrow scope amendment to IAS 12 Income taxes. In September 2021, IAS 12 was revised to reflect this amendment. The amendment narrowed the scope of the recognition exemption so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as deferred taxes on leases and decommissioning obligations. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied retrospectively. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.
Disclosure of accounting policies
In February 2021, the IASB published a narrow scope amendment to IAS 1 Presentation of financial statements and IFRS Practice Statement 2. The amendments replace all instances of the term ‘significant accounting policies’ with ‘material accounting policy information’, requiring companies to disclose their material accounting policies rather than their significant accounting policies. The amendment is effective for annual periods beginning on or after January 1, 2023, and applied prospectively. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Non-current liabilities with covenants
In October 2022, the IASB published a narrow scope amendment to IAS 1 Presentation of financial statements. After reconsidering certain aspects of the 2020 amendments, noted above in 'Classification of liabilities as current or non-current', the IASB reconfirmed that only covenants with which a company must comply on or before the reporting date affect the classification of a liability as current or non-current. Covenants with which the company must comply after the reporting date do not affect a liability’s classification at that date. The amendment is effective for annual periods beginning on or after January 1, 2024, and applied retrospectively. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.
Disclosure Controls and Procedures
Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to management, including the CEO and CFO, as appropriate to allow for timely decisions about public disclosure.
Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2022, as defined in the rules of the SEC and Canadian Securities Administrators. Based on this evaluation, management concluded that the disclosure controls and procedures were effective in providing reasonable assurance that the information required to be disclosed in reports filed or submitted by the Company under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.
Internal Controls over Financial Reporting
Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as such term as defined in Rule 13a-15(f) of the United States Exchange Act of 1934, as amended, and NI 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, and uses the Committee of Sponsoring Organizations of the Treadway Commission (2013) framework on Internal Control - Integrated Framework (2013) to evaluate the effectiveness of the Company’s internal controls over financial reporting. The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Based on this assessment, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.
KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of internal control over financial reporting, and has expressed their opinion in their report included with the Company’s annual consolidated financial statements.
Changes in Internal Control over Financial Reporting
There have been no changes in the Company’s internal control over financial reporting during the quarter and for the year ended December 31, 2022 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
Management, including the CEO and CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Mineral Reserves and Mineral Resources Estimates and Related Cautionary Note to U.S. Investors
The Company's mineral reserve and mineral resource estimates for Kisladag, Lamaque, Efemcukuru, Olympias, Perama Hill, Perama South, Skouries, Stratoni, Piavitsa, Sapes, Certej, and Ormaque, are based on the definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum, and in compliance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic U.S. companies. The reader may not be able to compare the mineral reserve and mineral resources information in this MD&A with similar information made public by domestic U.S. companies. The reader should not assume that:
•the mineral reserves defined in this MD&A qualify as reserves under SEC standards
•the measured and indicated mineral resources in this MD&A will ever be converted to reserves; and
•the inferred mineral resources in this MD&A are economically mineable, or will ever be upgraded to a higher category.
Mineral resources which are not mineral reserves do not have demonstrated economic viability.
The Company most recently completed its Mineral Reserves and Mineral Resources annual review process with an effective date of September 30, 2022, a summary of which was published on December 5, 2022.
Value Beyond Proven and Probable Reserves ("VBPP")
On acquisition of a mineral property, the Company prepares an estimate of the fair value of the exploration potential of that property and records this amount as an asset, called value beyond proven and probable, as at the date of acquisition. As part of its annual business cycle, the Company prepares estimates of proven and probable reserves for each mineral property. The change in reserves, net of production, is used to determine the amount to be converted from VBPP to proven and probable reserves. Estimates of VBPP are also used in our impairment analyses.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Forward-looking Statements and Information
Certain of the statements made and information provided in this MD&A are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, “assumes”, “believes”, “budget”, “committed”, “continue”, “estimates”, “expects”, “forecasts”, “foresee”, “future”, “goal”, “guidance”, “intends”, “opportunity”, “outlook”, “plans”, “potential”, “schedule”, “strive”, “target” or “underway” or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, “likely”, “may”, “might”, “will” or “would” be taken, occur or be achieved.
Forward-looking statements or information contained in this MD&A include, but are not limited to, statements or information with respect to: the duration, extent and other implications of production challenges and cost increases, including those in respect of COVID-19, the Russia-Ukraine war and restrictions and suspensions with respect to the Company’s operations; the Company’s 2023 annual production and cost guidance, including our individual mine production; the timing of production; the timing of resource conversion drilling; the total funding requirements for Skouries, including the sources thereof; the drawdown of the proceeds of the Term Facility, including the timing

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 thereof; the Company’s ability to fund the remaining 20% funding commitment for Skouries; the Company’s ability to successfully advance the Skouries project and achieve the results provided for in the Skouries feasibility study; forecasted NPV, IRR, EBITDA, and AISC; expectations regarding advancement and development of the Skouries project, including the ability to meet expectations and the timing thereof; the optimization and development of Greek operations, including benefits, risks, financing and the Amended Investment Agreement related thereto; the completion, availability and benefits of processing facilities and transportation equipment; government approvals; government measures relating to cost increases; alternative markets for concentrate shipments; changes in law and tax rates; completion and timing of, and consideration expected to be received in, the sale of the Certej project; flowthrough financings and the use of proceeds therefrom; sustainability and GHG targets; changes in internal controls over financial reporting; critical accounting estimates and judgements; changes in accounting policies; expected metallurgical recoveries and improved concentrate grade and quality; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance, including future cash flow, estimated cash costs, expected metallurgical recoveries and gold price outlook; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities, related timelines and schedules. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total funding required to complete Skouries; our ability to meet our timing objectives for first drawdown of the Term Facility; our ability to execute our plans relating to Skouries, including the timing thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; timely satisfaction of the conditions precedent to closing the sale of the Certej project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this MD&A.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: increases in financing costs or adverse changes to the Term Facility; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on plans relating to Skouries, including the timing thereof, ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits of the completion of the decline at Lamaque, the improvements at Kisladag and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; risks relating to the ongoing COVID-19 pandemic and any future pandemic, epidemic, endemic or similar public health threats; timing and cost of construction, and the associated benefits; ability to achieve expected benefits from improvements, recoveries of gold and other metals; risks relating to our operations being located in foreign jurisdictions; community relations and social license; climate change; liquidity and financing risks; development risks; indebtedness, including current and future operating restrictions, implications of a change of control, ability to meet debt service obligations, the implications of defaulting on obligations and change in credit ratings;

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022 environmental matters; waste disposal; the global economic environment; government regulation; reliance on a limited number of smelters and off-takers; commodity price risk; mineral tenure; permits; risks relating to environmental sustainability and governance practices and performance; non-governmental organizations; corruption, bribery and sanctions; litigation and contracts; information technology systems; estimation of mineral reserves and mineral resources; production and processing estimates; credit risk; actions of activist shareholders; price volatility, volume fluctuations and dilution risk in respect of our shares; reliance on infrastructure, commodities and consumables; currency risk; inflation risk; interest rate risk; tax matters; dividends; financial reporting, including relating to the carrying value of our assets and changes in reporting standards; labour, including relating to employee/union relations, employee misconduct, key personnel, skilled workforce, expatriates and contractors; reclamation and long-term obligations; regulated substances; necessary equipment; co-ownership of our properties; acquisitions, including integration risks, and dispositions; the unavailability of insurance; conflicts of interest; compliance with privacy legislation; reputational issues; competition, as well as those risk factors discussed in the sections titled “Forward-looking information and risks” and “Risk factors in our business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this MD&A, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
This MD&A contains information that may constitute future-orientated financial information or financial outlook information (collectively, “FOFI”) about Eldorado’s prospective financial performance, financial position or cash flows, all of which is subject to the same assumptions, risk factors, limitations and qualifications as set forth above. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise or inaccurate and, as such, undue reliance should not be placed on FOFI. Eldorado’s actual results, performance and achievements could differ materially from those expressed in, or implied by, FOFI. Eldorado has included FOFI in order to provide readers with a more complete perspective on Eldorado’s future operations and management’s current expectations relating to Eldorado’s future performance. Readers are cautioned that such information may not be appropriate for other purposes. FOFI contained herein was made as of the date of this MD&A. Unless required by applicable laws, Eldorado does not undertake any obligation to publicly update or revise any FOFI statements, whether as a result of new information, future events or otherwise.

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MANAGEMENT’S DISCUSSION and ANALYSIS For the three and twelve months ended December 31, 2022

Corporate Information
Directors

Carissa Browning [3,4]	Independent Director	Judith Mosely [1,4]	Independent Director
George Burns	President and Chief Executive Officer	Steven Reid [2,5]	Chair of the Board
Teresa Conway [1,2]	Independent Director	Stephen Walker [1,5]	Independent Director
Catharine Farrow [2,4,5]	Independent Director	John Webster [1,3]	Independent Director
Pamela Gibson [2,3,4]	Independent Director
Board Committees
1.Audit Committee
2.Compensation Committee
3.Corporate Governance & Nominating Committee
4.Sustainability Committee
5.Technical Committee

Officers and Management

George Burns	President and Chief Executive Officer
Philip Yee	Executive VP and Chief Financial Officer
Joe Dick	Executive VP and Chief Operating Officer
Frank Herbert	Executive VP, General Counsel and Chief Compliance Officer
Lisa Ower	Executive VP, Chief People Officer and External Affairs
Paul Ferneyhough	Senior VP, Chief Strategy and Commercial Officer
Simon Hille	Senior VP, Technical Services and Operations
Christos Balaskas	VP and General Manager, Greece
Sylvain Lehoux	VP and General Manager, Québec
Nicolae Stanca	VP and General Manager, Romania
Mehmet Yilmaz	VP and General Manager, Turkiye
Cara Allaway	VP, Finance
Peter Lewis	VP, Exploration
Graham Morrison	VP, Corporate Development
Lisa Wilkinson	VP, Investor Relations

Corporate Head Office	Investor Relations
1188 Bentall 5	Lisa Wilkinson, VP, Investor Relations
550 Burrard Street	T: +1 647 271 2827
Vancouver, BC	E: lisa.wilkinson@eldoradogold.com
V6C 2B5 Canada
www.eldoradogold.com

Auditors	Registrar and Transfer Agent
KPMG LLP	Computershare Trust Company of Canada
777 Dunsmuir Street	100 University Avenue
Vancouver, BC	8th Floor, North Tower
V7Y 1K3 Canada	Toronto, Ontario
M5J 2Y1 Canada

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